
09012514

AutoZone®

2009 ANNUAL REPORT

NOTICE OF ANNUAL MEETING
OF STOCKHOLDERS
AND PROXY STATEMENT

AutoZoners always put customers first!

We know our parts and products.

Our stores look great!

We've got the best merchandise at the right price.



Trustworthy Advice

WOW! Customer Service

Going the Extra Mile


AutoZone



4,229 retail stores in 48 states in the United States and Puerto Rico

188 retail stores in 28 Mexican states

Corporate Profile

AutoZone is the leading retailer and a leading distributor of automotive replacement parts and accessories in the United States. The Company also operates stores in Puerto Rico and Mexico.

Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories, and non-automotive products. Many stores also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages.

AutoZone also sells the ALLDATA brand diagnostic and repair software. On the web, AutoZone sells diagnostic and repair information, and auto and light truck parts through www.autozone.com.

Selected Financial Data

(Dollars in millions, except per share data)	2005	2006	2007	2008	**2009**
Net Sales	$5,711	$5,948	$6,170	$6,523	**$6,817**
Operating Profit	$ 976	$1,010	$1,055	$1,124	**$1,176**
Diluted Earnings per Share	$ 7.18	$ 7.50	$ 8.53	$10.04	**$11.73**
After-Tax Return on Invested Capital	23.9 %	22.2 %	22.7 %	24.0 %	**24.4 %**
Domestic Same Store Sales Growth	(2.1) %	0.4 %	0.1 %	0.4 %	**4.4 %**
Operating Margin	17.1 %	17.0 %	17.1 %	17.2 %	**17.3 %**
Cash Flow from Operations	$ 648	$ 823	$ 845	$ 921	**$ 924**

AutoZone Pledge, est. 1986

AutoZoners always put customers first!
We know our parts and products.
Our stores look great!
We've got the best merchandise at the right price.


GOING THE
EXTRA MILE
AutoZone

Dear Customers, AutoZoners, and Stockholders:

It is always an honor for me, on behalf of over 60,000 AutoZoners across North America, to update you on our progress in 2009 and to review our continuing opportunities for 2010 and beyond. Recently, we had the opportunity to host our leadership team from all over the U.S. and Mexico in Memphis at our National Sales Meeting. We congratulated them for their tremendous success in 2009 and laid the foundation for what we believe will be another great year for AutoZone in 2010. At this meeting, we challenged our organization to continue to "Live the Pledge"—to not only meet customer expectations but to exceed them. We challenged them to **"Go the Extra Mile!"** in 2010. While our customers have been financially challenged in 2009, we feel we have tailored our offerings to succeed during these difficult times. Much of AutoZone's success in 2009 can be attributed to investments made over the last several years. We have been steadfastly committed to improving our customer service over the last four fiscal years, with each year's goal building on the last. From 2006's theme of "Live the Pledge", to 2007's "Living the Pledge", to 2008's "Customers First", to 2009's "Great People Providing Great Service!", we have intensified our focus on what we believe differentiates us from our competitors. We are excited about our prospects for 2010; as, we feel the organization is as motivated and committed to excellence in the new year as ever before.

Summary of 2009 results

We were pleased to announce double digit earnings-per-share growth for every quarter of the year. In fact, we have now recorded twelve consecutive quarters of double digit earnings-per-share growth. However, 2009 was different from the previous two years. Although the economy was challenged by the well publicized financial crisis, our business showed marked improvement. As consumers looked for ways to reduce spending during times of high unemployment, our business was in a unique position to help our customers save money. Our sales increased 6.6% over the comparable previous year period (versus last year's 3.7% sales increase). The fifty third week of results in 2008 is excluded from these calculations. Also, our operating profit increased on a comparable basis 7.2% versus 2008's 4.0% increase. And, our earnings per share increased on a comparable basis 19.8% versus 2008's 14.9%. We also enjoyed record operating cash flow of over $924 million and return on invested capital (ROIC) of 24.4%, the second highest level in AutoZone's history.

Although the macroeconomic indicators turned in our favor during the year, we believe our actions were also key contributors to our success. As evidence, we were pleased to report that we grew profits and gained market share in each of our four businesses: Retail, Commercial, Mexico and ALLDATA. These results were directly attributable to our dedicated AutoZoners who throughout the year stayed committed to helping their customers. Additionally, we had specific initiatives in 2009 that contributed to this success. Some of those initiatives were:

1. Hiring, retaining and training of our AutoZoners to make sure that we're delivering trustworthy advice each and every day,
2. Continual refining of our product assortment, especially for late model products,
3. Deploying inventory more effectively across the store network, with specific emphasis on utilizing our Hub network more effectively; and,
4. Growing our Commercial business, including increased investments designed to improve service to our existing customers and to attract new customers.

We were pleased to report that we grew profits and gained market share in each of our four businesses: Retail, Commercial, Mexico and ALLDATA. These results were directly attributable to our dedicated AutoZoners who throughout the year stayed committed to helping their customers.

Why we're looking forward to 2010

U.S. Retail

As the country's largest retailer of automotive aftermarket products, we look forward to the year ahead. With over 4,200 stores across the United States and Puerto Rico, our Retail initiatives continue to be more about evolution than revolution. July 4, 2009 marked our 30th anniversary! From our first store, opened in Forrest City, Arkansas to our twenty-first store opened in Puerto Rico on the last day of our fiscal 2009, our focus remains on constantly improving customer service. During the year, as the economy was challenged with higher unemployment, our product sales shifted noticeably to maintenance-related categories and away from more discretionary purchases. As purchasing behaviors changed, we focused our marketing efforts on helping customers properly maintain their vehicles. We believe the combination of the changes in the macro environment and our actions led to our strong sales results.

We also played "offense" in 2009 as our sales accelerated. We aggressively invested in improving our merchandise assortment, enhancing our Hub store network, and training our AutoZoners. As we begin the new year, our plan remains generally consistent with that of the last several years. We will continue to leverage our terrific culture of Customer Satisfaction; we will refine our parts assortment; we will further train our AutoZoners on the parts and products that we sell; and, we will make sure that our stores look great!, just as our Pledge states.

U.S. Commercial

We continue to be excited by our growth opportunities in Commercial. During 2009, our Commercial sales increased over 2008 and continued the momentum from our successes in the previous year. We enjoyed sales growth across the country and from both existing and new customers. Currently, approximately 2,300 of our domestic stores include our Commercial program offering. Our focus remains on developing and delivering a differentiated value proposition to our customers. From adding late model parts coverage, to enhancing our Hub store model, to delivering to our customers when promised, we continue to improve our overall proposition. We also materially increased the number of Commercial sales staff during 2009 while reducing our store-to-salesperson ratios which reinforces our belief that more intense personal focus on existing account management will drive continued results. We also added delivery vehicles to support existing and future growth.

Finally, we continue to see opportunities to leverage technology in order to enhance our interaction with our customers. During our fourth quarter, we implemented a new sales force management tool that allows us to direct our AutoZoners to specific accounts and provides us with meaningful data on the outcome of those sales calls.

With an estimated 1.5% market share in the Commercial sales category*, we believe our constant enhancements to our business model position us well for growth in 2010 and beyond.

Mexico

We continued to aggressively expand our store count in Mexico by adding 40 stores in 2009, ending the year with 188 stores across 28 Mexican states. We were challenged this year by the Peso which was much weaker against the U.S. Dollar than in previous years. As the U.S. economy weakened during the year, the exchange rate for the Mexican Peso weakened as well, with the Peso declining approximately 30% compared to the U.S. Dollar last year. This weakness challenged our U.S. Dollar comparison for both sales and earnings versus 2008. We believe we have an appropriate strategy to manage our Mexico business for the long run. We remain committed to growing this business prudently and profitably as we continue with our store expansion plans.

ALLDATA

With over 70,000 repair facilities subscribing to ALLDATA today, our automotive diagnostic and collision repair software products are setting the pace for the industry. We continue to be excited about ALLDATA's expansion opportunities for 2010, and we believe our penetration of business in the fast-growing collision subscription industry will add to our already strong results. We believe ALLDATA will continue to be a growth vehicle for AutoZone for years to come.

** Based on 2010 AAIA Factbook*

The Future

As I mentioned at the outset, we were proud of our financial results in 2009. Even as the U.S. economy was challenged by many constraining factors, we executed well. We believe our continuing efforts will lead to another solid year in 2010.

Additionally, I want to discuss our purchase of 9.3 million shares of our common stock during 2009 through our ongoing repurchase program. Since 1998, AutoZone has purchased $7.6 billion of our common stock, equating to 115 million shares. We believe share repurchases remain an attractive investment for us after capital is allocated to maintenance of our existing stores, infrastructure enhancements and new store development. We continue to believe that repurchasing shares is an attractive method for leveraging our strong cash flow.

Last year was a great year, but it is behind us. Now, we have to continue to meet or exceed or customers' expectations and set new records.

We will remain focused on providing great customer service. As we announced in our recent National Sales Meeting, we'll be focused on **"Going the Extra Mile!"** during 2010. We will continue to emphasize growing sales in the following areas—Retail, Commercial, Mexico and ALLDATA. We will also remain focused on improving inventory productivity through the refinement of our category management initiatives and improved utilization of our enhanced Hub store network.

We will also remain focused on prudently managing our cost structure and capital to optimize our returns.

In closing, I would personally like to thank all our AutoZoners for delivering a record year in 2009, but remind each of us, we can't rest on our laurels. Last year was a great year, but it is behind us. Now, we have to continue to meet or exceed our customers' expectations and set new records. I would also like to thank our vendors for their commitment to our customers. Finally, I would like to thank each of you, our stockholders, for the confidence you show in us by your decision to invest in our company. We do not and will not take that lightly.

We look forward to updating you on our continued success well into the future.

Sincerely,



Bill Rhodes
Chairman, President and CEO
Customer Satisfaction


GOING THE
EXTRA MILE

AutoZone


AutoZone

notice of annual meeting of stockholders and proxy statement



AUTOZONE, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
DECEMBER 16, 2009

What: Annual Meeting of Stockholders

When: December 16, 2009, 8:30 a.m. Central Standard Time

Where: J. R. Hyde III Store Support Center
123 South Front Street
Memphis, Tennessee

Stockholders will vote regarding:

- Election of ten directors
- Approval of the AutoZone, Inc. 2010 Executive Incentive Compensation Plan
- Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2010 fiscal year
- The transaction of other business that may be properly brought before the meeting

Record Date: Stockholders of record as of October 19, 2009, may vote at the meeting.

By order of the Board of Directors,

Harry L. Goldsmith
Secretary

Memphis, Tennessee
October 26, 2009

We encourage you to vote by telephone or Internet, both of which are convenient, cost-effective and reliable alternatives to returning your proxy card by mail.

Proxy

TABLE OF CONTENTS

AutoZone, Inc.

123 South Front Street
Memphis, Tennessee 38103

Proxy Statement for Annual Meeting of Stockholders December 16, 2009

The Meeting

The Annual Meeting of Stockholders of AutoZone, Inc. will be held at AutoZone's offices, the J. R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee, at 8:30 a.m. CST on December 16, 2009.

About this Proxy Statement

Our Board of Directors has sent you this Proxy Statement to solicit your vote at the Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the Meeting. Please read it carefully.

In this Proxy Statement:

- "AutoZone," "we," and "the Company" mean AutoZone, Inc., and
- "Annual Meeting" or "Meeting" means the Annual Meeting of Stockholders to be held on December 16, 2009, at 8:30 a.m. CST at the J. R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee.
- "Board" means the Board of Directors of AutoZone, Inc.

AutoZone will pay all expenses incurred in this proxy solicitation. In addition to mailing this Proxy Statement to you, we have retained D.F. King & Co., Inc. to be our proxy solicitation agent for a fee of $10,000 plus expenses. We also may make additional solicitations in person, by telephone, facsimile, e-mail, or other forms of communication. Brokers, banks, and others who hold our stock for beneficial owners will be reimbursed by us for their expenses related to forwarding our proxy materials to the beneficial owners.

This Proxy Statement is first being sent or given to security holders on or about October 26, 2009.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON DECEMBER 16, 2009. This Proxy Statement and the annual report to security holders are available at www.autozoneinc.com.

Information about Voting

What matters will be voted on at the Annual Meeting?

At the Annual Meeting, stockholders will be asked to vote on the following proposals:

1. to elect ten directors;
2. to approve the AutoZone, Inc. 2010 Executive Incentive Compensation Plan;
3. to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2010 fiscal year.

Stockholders also will transact any other business that may be properly brought before the Meeting.

Who is entitled to vote at the Annual Meeting?

The record date for the Annual Meeting is October 19, 2009. Only stockholders of record at the close of business on that date are entitled to attend and vote at the Annual Meeting. The only class of stock that can be voted at the Meeting is our common stock. Each share of common stock is entitled to one vote on all matters that come before the Meeting. At the close of business on the record date, October 19, 2009, we had 49,868,736 shares of common stock outstanding.

How do I vote my shares?

You may vote your shares in person or by proxy:

By Proxy: You can vote by telephone, on the Internet or by mail. *We encourage you to vote by telephone or Internet, both of which are convenient, cost-effective, and reliable alternatives to returning your proxy card by mail.*

1. *By Telephone*: You may submit your voting instructions by telephone by following the instructions printed on the enclosed proxy card. If you submit your voting instructions by telephone, you do not have to mail in your proxy card.

2. *On the Internet*: You may vote on the Internet by following the instructions printed on the enclosed proxy card. If you vote on the Internet, you do not have to mail in your proxy card.

3. *By Mail*: If you properly complete and sign the enclosed proxy card and return it in the enclosed envelope, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

In Person: You may attend the Annual Meeting and vote in person. If you are a registered holder of your shares (if you hold your stock in your own name), you need only attend the Meeting. However, if your shares are held in an account by a broker, you will need to present a written consent from your broker permitting you to vote the shares in person at the Annual Meeting.

What if I have shares in the AutoZone Employee Stock Purchase Plan?

If you have shares in an account under the AutoZone Employee Stock Purchase Plan, you have the right to vote the shares in your account. To do this you must sign and timely return the proxy card you received with this Proxy Statement, or grant your proxy by telephone or over the Internet by following the instructions on the proxy card.

How will my vote be counted?

Your vote for your shares will be cast as you indicate on your proxy card. If you sign your card without indicating how you wish to vote, your shares will be voted FOR our nominees for director, FOR the AutoZone, Inc. 2010 Executive Incentive Compensation Plan, FOR Ernst & Young LLP as independent registered public accounting firm, and in the proxies' discretion on any other matter that may properly be brought before the Meeting or any adjournment of the Meeting.

The votes will be tabulated and certified by our transfer agent, Computershare. A representative of Computershare will serve as the inspector of election.

Can I change my vote after I submit my proxy?

Yes, you may revoke your proxy at any time before it is voted at the Meeting by:

- giving written notice to our Secretary that you have revoked the proxy, or
- providing a later-dated proxy.

Any written notice should be sent to the Secretary at 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103.

How many shares must be present to constitute a quorum for the Meeting?

Holders of a majority of the shares of the voting power of the Company's stock must be present in person or by proxy in order for a quorum to be present. If a quorum is not present at the scheduled time of the Annual Meeting, we may adjourn the Meeting, without notice other than announcement at the Meeting, until a quorum is present or represented. Any business which could have been transacted at the Meeting as originally scheduled can be conducted at the adjourned meeting.

Are there any agreements with stockholders concerning the Annual Meeting?

ESL Investments, Inc. and its affiliates (collectively, "ESL"), entered into an agreement with AutoZone dated as of June 25, 2008 (the "ESL Agreement"), in which ESL agreed to appear at each meeting of the stockholders of the Company and at each adjournment or postponement thereof, or otherwise cause all shares of AutoZone common stock owned by ESL to be counted as present for the purpose of establishing a quorum. ESL also agreed to vote its shares of AutoZone common stock in excess of certain thresholds in the same proportion as shares not owned by ESL are actually voted. At this Annual Meeting, the applicable percentage threshold is 40% of the then outstanding common stock; thereafter, the percentage threshold will be 37.5% as long as the Agreement remains in effect.

Under the terms of the ESL Agreement, the Company agreed to take certain actions with regard to the size and composition of the Board of Directors, including appointment to the Board of two directors identified by ESL who were reasonably acceptable to a majority of the members of the Nominating and Corporate Governance Committee of the Board and were "independent" under the Company's Corporate Governance Principles and the rules of the New York Stock Exchange. William C. Crowley and Robert R. Grusky were identified by ESL and were appointed to the Board in accordance with the ESL Agreement and approved by AutoZone's shareholders at AutoZone's 2008 Annual Meeting. Both Messrs. Crowley and Grusky have been renominated for election at this Annual Meeting.

The ESL Agreement will continue in effect until the earliest of (a) the date upon which the common stock owned by ESL constitutes less than 25% of the then-outstanding shares of AutoZone common stock, (b) the date upon which the common stock owned by ESL exceeds 50% of the then-outstanding shares of AutoZone common stock, provided ESL has acquired additional shares representing above 10% of the then-outstanding shares subsequent to the date of the ESL Agreement, and (c) the date upon which the parties mutually agree in writing to terminate the ESL Agreement.

As of July 16, 2009, ESL was the beneficial holder of 20,206,396 shares of common stock, representing approximately 40.5% of the outstanding common stock. See "Security Ownership of Certain Beneficial Owners" on page 21 for more information about ESL's ownership of AutoZone common stock.

THE PROPOSALS

PROPOSAL 1 — Election of Directors

Ten directors will be elected at the Annual Meeting to serve until the annual meeting of stockholders in 2010. Directors are elected by a plurality, so the ten persons nominated for director and receiving the most votes will be elected. Pursuant to AutoZone's Corporate Governance Principles, however, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to tender his or her resignation for consideration by the Nominating and Corporate Governance Committee of the Board. The Nominating and Corporate Governance Committee will recommend to the Board the action to be taken with respect to such resignation.

Abstentions and broker non-votes have no effect on the election of directors. ("Broker non-votes" are shares held by banks or brokers on behalf of their customers that are represented at the Meeting but are not voted.)

Proxy

The Board of Directors recommends that the stockholders vote FOR each of these nominees. These nominees have consented to serve if elected. Should any nominee be unavailable to serve, your proxy will be voted for the substitute nominee recommended by the Board of Directors, or the Board of Directors may reduce the number of directors on the Board.

Each of the nominees named below was elected a director at the 2008 annual meeting.

Nominees

The nominees are:

William C. Crowley, 52, has been a director since 2008. He has served as Executive Vice President and a director of Sears Holdings Corporation, a broadline retailer, since March 2005. Additionally, he has served as Chief Administrative Officer of Sears Holdings Corporation since September 2005. Mr. Crowley also served as the Chief Financial Officer of Sears Holdings Corporation from March 2005 until September 2006 and from January 2007 until October 2007. Mr. Crowley has served as a director of Sears Canada, Inc. since March 2005 and as the Chairman of the Board of Sears Canada, Inc. since December 2006. Since January 1999, Mr. Crowley has also been President and Chief Operating Officer of ESL Investments, Inc., a private investment firm. From May 2003 until March 2005, Mr. Crowley served as director and Senior Vice President, Finance of Kmart Holding Corporation. Mr. Crowley is also a director of AutoNation, Inc.

Sue E. Gove, 51, has been a director since 2005. She has been the Executive Vice President and Chief Operating Officer of Golfsmith International Holdings, Inc. since September 2008. Ms. Gove previously had been a self-employed consultant since April 2006, serving clients in specialty retail and private equity. Ms. Gove was a consultant for Prentice Capital Management, LP from April 2007 to March 2008. She was a consultant for Alvarez and Marsal Business Consulting, L.L.C. from April 2006 to March 2007. She was Executive Vice President and Chief Operating Officer of Zale Corporation from 2002 to March 2006 and a director of Zale Corporation from 2004 to 2006. She was Executive Vice President, Chief Financial Officer of Zale Corporation from 1998 to 2002 and remained in the position of Chief Financial Officer until 2003.

Earl G. Graves, Jr., 47, has been a director since 2002 and was elected Lead Director in January 2009. He has been the President and Chief Executive Officer of Earl G. Graves Publishing Company, publisher of Black Enterprise, since January 2006, and was President and Chief Operating Officer from 1998 to 2006. Mr. Graves has been employed by the same company in various capacities since 1988.

Robert R. Grusky, 52, has been a director since 2008. Mr. Grusky founded Hope Capital Management, LLC, an investment firm for which he serves as Managing Member, in 2000. He co-founded New Mountain Capital, LLC, a private equity firm, in 2000 and was a Principal, Managing Director and Member of New Mountain Capital from 2000 to 2005 and has been a Senior Advisor since then. From 1998 to 2000, Mr. Grusky served as President of RSL Investments Corporation, the primary investment vehicle for the Hon. Ronald S. Lauder. Prior thereto, Mr. Grusky also served in a variety of capacities at Goldman, Sachs & Co. in its Mergers & Acquisitions Department and Principal Investment Area. Mr. Grusky is also a director of AutoNation, Inc. and Strayer Education, Inc.

J. R. Hyde, III, 66, has been a director since 1986 and was non-executive Chairman of the Board from 2005 until June 2007. He has been the President of Pittco, Inc., an investment company, since 1989 and has been the Chairman of the Board and a director of GTx, Inc., a biotechnology, pharmaceutical company since 2000. Mr. Hyde, AutoZone's founder, was AutoZone's Chairman from 1986 to 1997 and its Chief Executive Officer from 1986 to 1996. He was Chairman and Chief Executive Officer of Malone & Hyde, AutoZone's former parent company, until 1988. Mr. Hyde is also a director of FedEx Corporation.

W. Andrew McKenna, 63, has been a director since 2000 and served as Lead Director from June 2007 through January 2009. He is a private investor. Until his retirement in 1999, he had held various positions with The Home Depot, Inc., including Senior Vice President — Strategic Business Development from 1997 to 1999; President, Midwest Division from 1994 to 1997; and Senior Vice President — Corporate Information Systems from 1990 to 1994. He was also President of SciQuest.com, Inc. in 2000.

George R. Mrkonic, Jr., 57, has been a director since 2006. He served as Vice Chairman of Borders Group, Inc. from 1994 to 2002. He has held senior level executive positions with W.R. Grace and Company, Herman's World of Sporting Goods, EyeLab, Inc., and Kmart Specialty Retail Group. He is also a director of Brinker International, Inc., Syntel, Inc. and Pacific Sunwear.

Luis P. Nieto, 54, has been a director since 2008. He was president of the Consumer Foods Group for ConAgra Foods Inc., one of the largest packaged foods companies in North America, from 2008 until his retirement in June 2009. Previously, he was president of ConAgra Refrigerated Foods from 2006 to 2008 and ConAgra Meats from 2005 to 2006. Prior to joining ConAgra, Mr. Nieto was President and Chief Executive Officer of the Federated Group, a leading private label supplier to the retail grocery and foodservice industries from 2002 to 2005. From 2000 to 2002, he served as President of the National Refrigerated Products Group of Dean Foods Company. He held other positions at Dean Foods Group from 1998 to 2000. Prior to joining Dean Foods, Mr. Nieto held positions in brand management and strategic planning with Mission Foods, Kraft Foods and the Quaker Oats Company. Mr. Nieto is also a director of Ryder System, Inc.

William C. Rhodes, III, 44, was elected Chairman in June 2007. He has been President, Chief Executive Officer, and a director since 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President - Store Operations and Commercial. Prior to fiscal 2005, he had been Senior Vice President - Supply Chain and Information Technology since fiscal 2002, and prior thereto had been Senior Vice President - Supply Chain since 2001. Prior to that time, he served in various capacities within the Company, including Vice President - Stores in 2000, Senior Vice President - Finance and Vice President - Finance in 1999 and Vice President - Operations Analysis and Support from 1997 to 1999. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young, LLP. It is anticipated that Mr. Rhodes will become a member of the Board of Directors of Dollar General Corporation upon the completion of its Initial Public Offering.

Theodore W. Ullyot, 42, has been a director since 2006. He has been the Vice President and General Counsel of Facebook, Inc. since October 2008. Previously, Mr. Ullyot was a partner in the Washington, D.C. office of Kirkland & Ellis LLP from May 2008 through October 2008. He was the Executive Vice President and General Counsel of ESL Investments, Inc., a private investment firm, from October 2005 to April 2008. Mr. Ullyot served in the George W. Bush Administration from January 2003 to October 2005, including as Chief of Staff at the Department of Justice and as a Deputy Assistant and an Associate Counsel to the President of the United States. Earlier in his career, he was General Counsel of AOL Time Warner Europe and a law clerk to Supreme Court Justice Antonin Scalia.

Independence

How many independent directors does AutoZone have?

Our Board of Directors has determined that eight of our current ten directors are independent: William C. Crowley, Sue E. Gove, Earl G. Graves, Jr., Robert R. Grusky, W. Andrew McKenna, George R. Mrkonic, Jr., Luis P. Nieto, Jr., and Theodore W. Ullyot. All of these directors meet the independence standards of our Corporate Governance Principles and the New York Stock Exchange listing standards.

How does AutoZone determine whether a director is independent?

In accordance with AutoZone's Corporate Governance Principles, a director is considered independent if the director:

- has not been employed by AutoZone within the last five years;
- has not been employed by AutoZone's independent auditor in the last five years;

- is not, and is not affiliated with a company that is, an adviser, or consultant to AutoZone or a member of AutoZone's senior management;
- is not affiliated with a significant customer or supplier of AutoZone;
- has no personal services contract with AutoZone or with any member of AutoZone's senior management;
- is not affiliated with a not-for-profit entity that receives significant contributions from AutoZone;
- within the last three years, has not had any business relationship with AutoZone for which AutoZone has been or will be required to make disclosure under Rule 404(a) or (b) of Regulation S-K of the Securities and Exchange Commission as currently in effect;
- receives no compensation from AutoZone other than compensation as a director;
- is not employed by a public company at which an executive officer of AutoZone serves as a director;
- has not had any of the relationships described above with any affiliate of AutoZone; and
- is not a member of the immediate family of any person with any relationships described above.

The term "affiliate" as used above is defined as any parent or subsidiary entity included in AutoZone's consolidated group for financial reporting purposes.

In determining whether any business or charity affiliated with one of our directors did a significant amount of business with AutoZone, our Board has established that any payments from either party to the other exceeding 1% of either party's revenues would disqualify a director from being independent.

In determining the independence of our directors, the Board considers relationships involving directors and their immediate family members that are relevant under applicable laws and regulations, the listing standards of the New York Stock Exchange, and the standards contained in our Corporate Governance Principles (listed above). The Board relies on information from Company records and questionnaires completed annually by each director.

As part of its most recent independence determinations, the Board noted that AutoZone does not have, and did not have during fiscal 2009, significant commercial relationships with companies at which Board members served as officers or directors, or in which Board members or their immediate family members held an aggregate of 10% or more direct or indirect interest. The Board considered the fact that Mr. Crowley is a director and officer of Sears Holdings Corporation and is also Chief Operating Officer of ESL Investments, Inc., which beneficially owns 40.5% of AutoZone's outstanding stock. ESL Investments, Inc., with its affiliates, is a substantial stockholder of Sears Holdings Corporation. During fiscal 2009, Sears Holdings Corporation did business with AutoZone in arm's length transactions which were not, individually or cumulatively, material to either AutoZone or Sears Holding Corporation.

The Board also reviewed donations made by the Company to not-for-profit organizations with which Board members or their immediate family members were affiliated by membership or service or as directors or trustees.

Based on its review of the above matters, the Board determined that none of Messrs. Crowley, Graves, Grusky, McKenna, Mrkonic, Nieto or Ullyot or Ms. Gove has a material relationship with the Company and that all of them are independent within the meaning of the AutoZone Corporate Governance Principles and applicable law and listing standards. The Board also determined that Mr. Rhodes is not independent since he is an employee of the Company and Messrs. Hyde and Rhodes are not independent because they serve on the boards of not-for-profit organizations which receive more than one percent (1%) of their revenues from the Company.

Corporate Governance Documents

Our Board of Directors has adopted Corporate Governance Principles; charters for its Audit, Compensation, and Nominating & Corporate Governance Committees; a Code of Business Conduct & Ethics for directors, officers and employees of AutoZone; and a Code of Ethical Conduct for Financial Executives. Each of these documents is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Proxy

Meetings and Attendance

How many times did AutoZone's Board of Directors meet during the last fiscal year?

During the 2009 fiscal year, the Board of Directors held six meetings.

Did any of AutoZone's directors attend fewer than 75% of the meetings of the Board and their assigned committees?

All our directors attended at least 75% of the meetings of the Board of Directors and their assigned committees during the fiscal year.

What is AutoZone's policy with respect to directors' attendance at the Annual Meeting?

As a general matter, all directors are expected to attend our Annual Meetings. At our 2008 Annual Meeting, all directors other than Charles M. Elson, who was not standing for re-election, were present.

Do AutoZone's non-management directors meet regularly in executive session?

The non-management members of our Board of Directors regularly meet in executive sessions in conjunction with each regularly scheduled Board meeting. Our Lead Director, Mr. Graves, presides at these sessions.

Committees of the Board

What are the standing committees of AutoZone's Board of Directors?

AutoZone's Board has three standing committees: Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, each consisting only of independent directors.

Audit Committee

What is the function of the Audit Committee?

The Audit Committee is responsible for:

- the integrity of the Company's financial statements,
- the independent auditor's qualification, independence and performance,
- the performance of the Company's internal audit function, and
- the Company's compliance with legal and regulatory requirements.

The Audit Committee performs its duties by:

- evaluating, appointing or dismissing, determining compensation for, and overseeing the work of the independent public accounting firm employed to conduct the annual audit, which reports to the Audit Committee;
- pre-approving all audit and permitted non-audit services performed by the independent auditor, considering issues of auditor independence;

- conducting periodic reviews with Company officers, management, independent auditors, and the internal audit function;
- reviewing and discussing with management and the independent auditor the Company's annual audited financial statements, quarterly financial statements, internal controls report and the independent auditor's attestation thereof, and other matters related to the Company's financial statements and disclosures;
- overseeing the Company's internal audit function;
- reporting periodically to the Board and making appropriate recommendations; and
- preparing the report of the Audit Committee required to be included in the annual proxy statement.

Who are the members of the Audit Committee?

The Audit Committee consists of Ms. Gove, Mr. McKenna (Chairman), Mr. Mrkonic, and Mr. Nieto.

Are all of the members of the Audit Committee independent?

Yes, the Audit Committee consists entirely of independent directors under the standards of AutoZone's Corporate Governance Principles and the listing standards of the New York Stock Exchange.

Does the Audit Committee have an Audit Committee Financial Expert?

The Board has determined that Ms. Gove, Mr. McKenna, Mr. Mrkonic and Mr. Nieto each meet the qualifications of an audit committee financial expert as defined by the Securities and Exchange Commission. All members of the Audit Committee meet the New York Stock Exchange definition of financial literacy.

How many times did the Audit Committee meet during the last fiscal year?

During the 2009 fiscal year, the Audit Committee held ten meetings.

Where can I find the charter of the Audit Committee?

The Audit Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Compensation Committee

What is the function of the Compensation Committee?

The Compensation Committee has the authority, based on its charter and the AutoZone Corporate Governance Principles, to:

- review and approve AutoZone's compensation objectives;
- review and approve the compensation programs, plans and awards for executive officers, including recommending equity-based plans for stockholder approval;
- act as administrator as may be required by AutoZone's short- and long-term incentive plans and other stock or stock-based plans; and
- review the compensation of AutoZone's non-employee directors from time to time and recommend to the full Board any changes that the Compensation Committee deems necessary.

The Compensation Committee may appoint subcommittees from time to time with such responsibilities as it may deem appropriate; however, the committee may not delegate its authority to any other persons.

AutoZone's processes and procedures for the consideration and determination of executive compensation, including the role of the Compensation Committee and compensation consultants, are described in the "Compensation Discussion and Analysis" on page 21.

Who are the members of the Compensation Committee?

The Compensation Committee consists of Mr. Grusky, Mr. Mrkonic and Mr. Ullyot (Chairman), all of whom are independent directors under the standards of AutoZone's Corporate Governance Principals and the listing standards of the New York Stock Exchange.

How many times did the Compensation Committee meet during the last fiscal year?

During the 2009 fiscal year, the Compensation Committee held three meetings.

Where can I find the charter of the Compensation Committee?

The Compensation Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Nominating and Corporate Governance Committee

What is the function of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee ensures that:

- qualified candidates are presented to the Board of Directors for election as directors;
- the Board of Directors has adopted appropriate corporate governance principles that best serve the practices and objectives of the Board of Directors; and
- AutoZone's Articles of Incorporation and Bylaws are structured to best serve the interests of the stockholders.

Who are the members of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee consists of Mr. Crowley, Ms. Gove, Mr. Graves (Chairman) and Mr. Nieto, all of whom are independent directors under the standards of AutoZone's Corporate Governance Principals and the listing standards of the New York Stock Exchange.

How many times did the Nominating and Corporate Governance Committee meet during the last fiscal year?

During the 2009 fiscal year, the Nominating and Corporate Governance Committee held five meetings.

Where can I find the charter of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Director Nomination Process

What is the Nominating and Corporate Governance Committee's policy regarding consideration of director candidates recommended by stockholders? How do stockholders submit such recommendations?

The Nominating and Corporate Governance Committee's policy is to consider director candidate recommendations from stockholders if they are submitted in writing to AutoZone's Secretary in accordance with the procedure set forth in Article III, Section 1 of AutoZone's Fourth Amended and Restated Bylaws ("Bylaws"), including biographical and business experience information regarding the nominee and other

Proxy

information required by said Article III, Section 1. Copies of the Bylaws will be provided upon written request to AutoZone's Secretary and are also available on AutoZone's corporate website at www.autozoneinc.com.

What qualifications must a nominee have in order to be recommended by the Nominating and Corporate Governance Committee for a position on the Board?

The Board believes each individual director should possess certain personal characteristics, and that the Board as a whole should possess certain core competencies. Such personal characteristics are integrity and accountability, informed judgment, financial literacy, mature confidence, high performance standards, and passion. They should also have demonstrated the confidence to be truly independent, as well as be business savvy, have an owner orientation and have a genuine interest in AutoZone. Core competencies of the Board as a whole are accounting and finance, business judgment, management expertise, crisis response, industry knowledge, international markets, strategy and vision. These characteristics and competencies are set forth in more detail in AutoZone's Corporate Governance Principles, which are available on AutoZone's corporate website at www.autozoneinc.com.

How does the Nominating and Corporate Governance Committee identify and evaluate nominees for director?

Prior to each annual meeting of stockholders at which directors are to be elected, the Nominating and Corporate Governance Committee considers incumbent directors and other qualified individuals as potential director nominees. In evaluating a potential nominee, the Nominating and Corporate Governance Committee considers the personal characteristics described above, and also reviews the composition of the full Board to determine the areas of expertise and core competencies needed to enhance the function of the Board. The Nominating and Corporate Governance Committee may also consider other factors such as the size of the Board, whether a candidate is independent, how many other public company directorships a candidate holds, and the listing standards requirements of the New York Stock Exchange.

The Nominating and Corporate Governance Committee uses a variety of methods for identifying potential nominees for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, stockholders or other persons. The Nominating and Corporate Governance Committee may retain a search firm or other consulting firm from time to time to identify potential nominees. Nominees recommended by stockholders in accordance with the procedure described above, i.e., submitted in writing to AutoZone's Secretary, accompanied by the biographical and business experience information regarding the nominee and the other information required by Article III, Section 1 of the Bylaws, will receive the same consideration as the Nominating and Corporate Governance Committee's other potential nominees.

Procedure for Communication with the Board of Directors

How can stockholders and other interested parties communicate with the Board of Directors?

Stockholders and other interested parties may communicate with the Board of Directors by writing to the Board, to any individual director or to the non-management directors as a group c/o Secretary, AutoZone, Inc., 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103. All such communications will be forwarded unopened to the addressee. Communications addressed to the Board of Directors or to the non-management directors as a group will be forwarded to the Chairman of the Nominating and Corporate Governance Committee and communications addressed to a committee of the Board will be forwarded to the chairman of that committee.

Compensation of Directors

Director Compensation Table

This table shows the compensation paid to our non-employee directors during the 2009 fiscal year. No amounts were paid to our non-employee directors during the 2009 fiscal year that would be classified as

"Non-Equity Incentive Plan Compensation," "Changes in Pension Value and Nonqualified Deferred Compensation Earnings" or "All Other Compensation," so these columns have been omitted from the table.

Name(1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Total ($) (5)
William C. Crowley	20,186	19,857	75,017	115,060
Charles M. Elson(6)	6,686	6,686	73,831	87,203
Sue E. Gove	20,267	19,726	63,898	103,891
Earl G. Graves, Jr.	21,603	21,603	95,436	138,642
Robert R. Grusky	28,979	28,516	65,617	123,112
N. Gerry House(6)	5,942	5,942	73,831	85,715
J.R. Hyde, III	20,004	20,004	99,595	139,603
W. Andrew McKenna	25,155	24,856	99,595	149,606
George R. Mrkonic, Jr.	20,004	20,004	120,435	160,443
Luis Nieto(7)	35,235	35,235	61,709	132,179
Theodore W. Ullyot	22,495	22,495	81,523	126,513

(1) William C. Rhodes, III, our Chairman, President and Chief Executive Officer, serves on the Board but does not receive any compensation for his service as a director. His compensation as an employee of the Company is shown in the Summary Compensation Table on page 33.

(2) Under the AutoZone, Inc. 2003 Director Compensation Plan, non-employee directors receive at least 50% of their annual retainer fees and committee chairmanship fees in AutoZone common stock or in Stock Units (units with value equivalent to the value of shares of AutoZone common stock as of the grant date). They may elect to receive up to 100% of the fees in stock and/or to defer all or part of the fees in Stock Units, as defined herein. This column represents the 50% of the fees that were paid in cash or which the director elected to receive in stock or Stock Units during fiscal 2009, and any cash paid in lieu of fractional shares under the AutoZone, Inc. 2003 Director Compensation Plan. The stock and stock unit amounts reflect the dollar amounts recognized for financial statement reporting purposes in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). See Note B, Share-Based Payments, to our consolidated financial statements in our Annual Report on Form 10-K for the year ended August 29, 2009 ("2009 Annual Report") for a discussion of our accounting for share-based awards and the assumptions used. The other 50% of the fees, which were required to be paid in stock or Stock Units, are included in the amounts in the "Stock Awards" column.

(3) The "Stock Awards" column represents the dollar amounts recognized for financial statement reporting purposes in accordance with SFAS 123(R) for awards of common stock under the Director Compensation Plan during fiscal 2009, and awards of common stock and Stock Units under the Director Compensation Plan and its predecessor, the 1998 Director Compensation Plan, prior to fiscal 2009. See Note B, Share-Based Payments, to our consolidated financial statements in our 2009 Annual Report for a discussion of our accounting for share-based awards and the assumptions used. The aggregate number of outstanding Stock Units held by each director and the grant date fair value of each stock award made during fiscal 2009 are shown in the following footnote 4. See "Security Ownership of Management and Board of Directors" on page 20 for more information about our directors' stock ownership.

(4) The "Option Awards" column represents the dollar amounts recognized for financial statement reporting purposes in accordance with SFAS 123(R) for stock options awarded under the AutoZone, Inc. 2003 Director Stock Option Plan and its predecessor, the 1998 Director Stock Option Plan. It includes amounts from awards granted in and prior to fiscal 2009. See Note B, Share-Based Payments, to our consolidated financial statements in our 2009 Annual Report for a discussion of our accounting for share-based awards

Proxy

and the assumptions used. As of August 29, 2009, each non-employee director had the following aggregate number of outstanding Stock Units and stock options:

Director	Stock Units (#)	Stock Options* (#)
William C. Crowley	—	6,526
Charles M. Elson**	—	—
Sue E. Gove	280	11,215
Earl G. Graves, Jr.	3,070	19,282
Robert R. Grusky	88	5,526
N. Gerry House**	—	—
J.R. Hyde, III	7,196	27,000
W. Andrew McKenna	4,247	30,955
George R. Mrkonic, Jr.	1,097	12,857
Luis P. Nieto	558	5,412
Theodore W. Ullyot	971	7,578

* Includes vested and unvested stock options.

** Mr. Elson and Dr. House retired from the Board in December 2008.

The following table shows the grant date fair value of each stock award and each stock option award made during fiscal 2009 computed in accordance with SFAS 123(R). Stock award values are determined using the Black-Scholes option pricing model. See Note B, Share-Based Payments, to our consolidated financial statements in our 2009 Annual Report for a discussion of our accounting for share-based awards and the assumptions used.

Name	Grant Date	Grant Date Fair Value of Stock Awards ($)	Grant Date Fair Value of Option Awards ($)
William C. Crowley	9/1/2008	9,960	
	12/1/2008	9,912	
	1/1/2009		28,201
	3/1/2009	9,990	
	6/1/2009	9,851	
Charles M. Elson†	9/1/2008	11,247	
	12/1/2008	2,124	
Sue E. Gove	9/1/2008	4,980	
	12/1/2008	4,901	
	1/1/2009		28,201
	3/1/2009	4,995	
	6/1/2009	4,850	
Earl G. Graves, Jr.	9/1/2008	10,002	
	12/1/2008	9,999	
	1/1/2009		28,201
	3/1/2009	11,960	
	6/1/2009	11,245	
Robert R. Grusky	9/1/2008	4,994	
	12/1/2008	4,999	
	1/1/2009		18,801
	3/1/2009	9,277	
	6/1/2009	9,245	
N. Gerry House†	9/1/2008	10,002	
	12/1/2008	1,884	
J. R. Hyde, III	9/1/2008	10,002	
	12/1/2008	9,999	
	1/1/2009		28,201
	3/1/2009	10,005	
	6/1/2009	10,002	
W. Andrew McKenna	9/1/2008	12,450	
	12/1/2008	12,417	
	1/1/2009		28,201
	3/1/2009	12,417	
	6/1/2009	12,427	
George R. Mrkonic, Jr.	9/1/2008	10,002	
	12/1/2008	9,999	
	1/1/2009		28,201
	3/1/2009	10,005	
	6/1/2009	10,002	
Luis P. Nieto††	9/23/2008		42,908
	12/1/2008	32,970	
	1/1/2009		18,801
	3/1/2009	18,753	
	6/1/2009	18,747	
Theodore W. Ullyot	9/1/2008	11,247	
	12/1/2008	11,251	
	1/1/2009		14,101
	3/1/2009	11,246	
	6/1/2009	11,245	

† Mr. Elson and Dr. House retired from the Board in December 2008.

†† Mr. Nieto joined the Board on September 23, 2008 and received an initial stock option grant on that date in accordance with the AutoZone, Inc. 2003 Director Stock Option Plan. His December 1, 2008, stock award included shares valued at $14,217.03 as payment for services rendered from September 23, 2008 through November 1, 2008.

(5) The "Total" column is different than total compensation actually paid to our directors in fiscal 2009. See footnotes 3 and 4 above.

(6) Mr. Elson and Dr. House retired from the Board in December 2008.

(7) Mr. Nieto joined the Board on September 23, 2008.

Narrative Accompanying Director Compensation Table

Directors may select at the beginning of each calendar year between two pay alternatives. The first alternative includes an annual retainer fee of $40,000 and a stock option grant. The second alternative includes an annual retainer of $40,000, a supplemental retainer fee of $35,000, and a smaller stock option grant. The second alternative was added in 2008 to make the director compensation package more attractive to potential director candidates (and existing directors) who, in a given year, might prefer a higher percentage of fixed compensation. Directors electing either alternative receive a significant portion of their compensation in AutoZone common stock, since at least one-half of the base retainer and, if applicable, one-half of the supplemental retainer must be paid in AutoZone common stock or stock units.

Annual Retainer Fees. Non-employee directors must choose each year between the two compensation alternatives described above. A director electing the first alternative will receive an annual base retainer fee of $40,000 (the "Base Retainer"). A director electing the second alternative will receive, in addition to the Base Retainer, an annual supplemental retainer fee in the amount of $35,000 (the "Supplemental Retainer"), for a total retainer of $75,000, but will receive a smaller annual stock option award under the Director Stock Option Plan as explained below under "Director Stock Option Plan." There are no meeting fees.

The chairman of the Audit Committee receives an additional fee of $10,000 annually, and the chairmen of the Compensation Committee and the Nominating and Corporate Governance Committee each receive an additional fee of $5,000 per year.

Director Compensation Plan. Under the AutoZone, Inc. 2003 Director Compensation Plan (the "Director Compensation Plan"), a non-employee director may receive no more than one-half of the annual fees in cash — the remainder must be taken in AutoZone common stock. The director may elect to receive up to 100% of the fees in stock or to defer all or part of the fees in units with value equivalent to the value of shares of AutoZone Common Stock ("Stock Units"). Unless deferred, the annual fees are payable in advance in equal quarterly installments on September 1, December 1, March 1, and June 1 of each year, at which time each director receives cash and/or shares of common stock in the amount of one-fourth of the annual fees. The number of shares issued is determined by dividing the amount of the fee payable in shares by the fair market value of the shares as of the grant date.

If a director defers any portion of the annual fees in the form of Stock Units, then on September 1, December 1, March 1, and June 1 of each year, AutoZone will credit a unit account maintained for the director with a number of Stock Units determined by dividing the amount of the fees by the fair market value of the shares as of the grant date. Upon the director's termination of service, he or she will receive the number of shares of common stock with which his or her unit account is credited, either in a lump sum or installments, as elected by the director under the Director Compensation Plan.

Director Stock Option Plan. Under the AutoZone, Inc. 2003 Director Stock Option Plan (the "Director Stock Option Plan"), directors who elect to be paid only the Base Retainer will receive, on January 1 during their first two years of service as a director, an option to purchase 3,000 shares of AutoZone common stock. After the first two years, such directors will receive, on January 1 of each year, an option to purchase 1,500 shares of common stock, and each such director who owns common stock or Stock Units worth at least five times the Base Retainer will receive an additional option to purchase 1,500 shares. Directors electing to be paid the Supplemental Retainer will receive, on January 1 during their first two years of service as a director, an option to purchase 2,000 shares of AutoZone common stock. After the first two years, such directors will receive, on January 1 of each year, an option to purchase 500 shares of common stock, and each such director who owns common stock or Stock Units worth at least five times the Base Retainer will receive an additional option to purchase 1,500 shares. In addition, each new director receives an option to purchase 3,000 shares upon election to the Board, plus a portion of the base annual option grant corresponding to the director's compensation election, prorated for the portion of the year served in office.

Stock option grants are made at the fair market value of the common stock as of the grant date, defined in the plan as the average of the highest and lowest prices quoted for the common stock on the New York Stock Exchange on the business day immediately prior to the grant date. They become fully vested and exercisable on the third anniversary of the date of grant, or the date on which the director ceases to be a director of AutoZone, whichever occurs first.

Stock options expire on the first to occur of (a) 10 years after the date of grant, (b) 90 days after the option holder's death, (c) 5 years after the date the option holder ceases to be an AutoZone director if he or she has become ineligible to be reelected as a result of reaching the term limits or mandatory retirement age specified in AutoZone's Corporate Governance Principles, (d) 30 days after the date that the option holder ceases to be an AutoZone director for reasons other than those listed in the foregoing clause (c), or (e) upon the occurrence of certain corporate transactions affecting AutoZone.

Predecessor Plans

The AutoZone, Inc. Second Amended and Restated Director Compensation Plan and the AutoZone, Inc. Fourth Amended and Restated 1998 Director Stock Option Plan were terminated in December 2002 and were replaced by the Director Compensation Plan and the Director Stock Option Plan. However, grants made under those plans continue in effect under the terms of the grant made and are included in the aggregate awards outstanding shown above.

Stock Ownership Requirement

The Board has established a stock ownership requirement for non-employee directors. Within three years of joining the Board, each director must personally invest at least $150,000 in AutoZone stock. Shares and Stock Units issued under the Director Compensation Plan count toward this requirement.

PROPOSAL 2 — Approval of the AutoZone, Inc. 2010 Executive Incentive Compensation Plan

Our Board of Directors is recommending approval of the AutoZone, Inc. 2010 Executive Incentive Compensation Plan to replace our 2005 Executive Incentive Compensation Plan, which expires on December 16, 2009. Approval of the plan requires that more votes be cast in favor of the plan than votes cast against. Abstentions and broker non-votes will not be counted as voting either for or against.

The Board of Directors recommends that the stockholders vote FOR the AutoZone, Inc. 2010 Executive Incentive Compensation Plan.

The following is a summary of the AutoZone, Inc. 2010 Executive Incentive Compensation Plan. The following summary is qualified in its entirety by reference to the plan document, which is reproduced in its entirety as Exhibit A to this Proxy Statement.

What is the AutoZone, Inc. 2010 Executive Incentive Compensation Plan?

Section 162(m) of the Internal Revenue Code (the "Code") prohibits us from deducting compensation in excess of $1 million for any "covered employee" as defined in Section 162(m) of the Code (currently our chief executive officer and the other four most highly paid officers) unless the compensation in excess of $1 million qualifies as "performance-based." The AutoZone, Inc. 2010 Executive Incentive Compensation Plan (the "Plan") is intended to qualify as a performance-based compensation plan under the Code so that performance incentive awards paid under the Plan are tax deductible to AutoZone. The Plan requires that the

Proxy

Compensation Committee of the Board of Directors establish objective performance goals and that the performance goals be met before a participant may receive an incentive award.

Who is eligible to participate in the Plan?

The individuals entitled to participate in the Plan will be the Company's key employees as designated by the Compensation Committee, in its sole discretion, who are or may become "covered employees" and whose compensation, for a current or future fiscal year, may be subject to the limit on deductible compensation imposed by Code Section 162(m).

How are performance goals established?

Under the Plan, at the beginning of each fiscal year or other performance period, the Compensation Committee must establish a goal, which may be a range from a minimum to a maximum attainable incentive award. The goal may be based on one or more of the following measures:

- Earnings
- Earnings per share
- Sales
- Market share
- Operating or net cash flows
- Pre-tax profits
- Earnings before interest and taxes (EBIT)
- Return on invested capital (ROIC)
- Economic value added
- Return on inventory
- EBIT margin
- Gross profit margin
- Sales per square foot
- Comparable store sales

The goal may be different for different participants. The Compensation Committee will establish the goals within ninety (90) days after the start of the applicable performance period, but in no event after twenty-five percent (25%) of the applicable performance period has lapsed. The Compensation Committee will determine the incentive awards to be paid under the Plan. All incentive awards will be paid within two and one-half (2½) months following the end of the applicable performance period.

For the past eight (8) years, the performance goals established by the Compensation Committee under the predecessor executive incentive compensation plan have been based on EBIT and ROIC. Additional information about the establishment of incentive objectives can be found in "Compensation Discussion and Analysis" on page 21.

No incentive may be paid under the Plan unless at least the minimum goal is attained. However, the Compensation Committee may disregard for goal purposes one-time charges and extraordinary events such as asset write-downs, litigation judgments or settlements, the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results, accruals for reorganization or restructuring, and any other extraordinary non-recurring items, acquisitions or divestitures and any foreign exchange gains or losses.

How are the incentive awards paid under the Plan?

After the end of each performance period, the Compensation Committee must certify the attainment of goals, if any, under the Plan and direct the amount of the incentive award to be paid to each participant. The Compensation Committee, in its discretion, may reduce or eliminate any incentive to be paid to a participant, even if a goal was attained. Incentive awards may only be paid after the attainment of the goals has been certified by the Compensation Committee. Incentive awards will be paid in cash.

What is the maximum compensation that a participant may receive under the Plan?

No participant may receive more than $4 million in any one fiscal year as an incentive award under the Plan.

Does AutoZone currently have an executive incentive compensation plan?

Currently, the AutoZone, Inc. 2005 Executive Incentive Compensation Plan is in effect, but it will expire on December 16, 2009.

What are the primary differences between the new plan and the existing plan?

The primary differences between the AutoZone, Inc. 2010 Executive Incentive Compensation Plan (the "2010 Plan") and the existing plan (the "2005 Plan") are summarized in the chart below. However, the summary does not include all differences between the plans and is qualified by reference to the 2010 Plan document, which is reproduced in its entirety as Exhibit A to this Proxy Statement.

2010 Plan	2005 Plan
Individuals who are eligible to participate in the plan are the Company's key employees as designated by the Compensation Committee, who are or may become "covered employees" under Section 162(m) of the Code. (Thirteen employees would have been eligible to participate during the 2009 fiscal year.)	The Company's executive officers are eligible to participate in the plan. (Thirteen employees participated during the 2009 fiscal year.)
Performance periods are established by the Compensation Committee. (Performance periods have historically been annual and are generally expected to be annual going forward.)	Performance periods are annual.

Who participated in the existing plan during the last fiscal year?

Thirteen AutoZone executives were granted bonuses under the existing plan for fiscal 2009. This table shows bonuses for the named executive officers and all executive officers as a group under the existing plan for the 2009 fiscal year:

2005 Executive Incentive Compensation Plan Fiscal 2009 Awards

Name and Position	Dollar Value ($)
William C. Rhodes III *Chairman, President & Chief Executive Officer*	1,017,977
William T. Giles *Executive Vice President, Finance, IT & Store Development/Chief Financial Officer*	372,055
Robert D. Olsen *Executive Vice President, Store Operations, Commercial & Mexico*	361,564
James A. Shea *Executive Vice President, Merchandising Marketing & Supply Chain*	359,752
Harry L. Goldsmith *Executive Vice President, General Counsel & Secretary*	312,668
Executive Group(1)	4,237,769

(1) Thirteen persons, including all of the persons named above.

It is not possible at this time to determine what awards may be granted under the proposed AutoZone, Inc. 2010 Executive Incentive Compensation Plan to the named executive officers and all executive officers as a group. If the AutoZone, Inc. 2010 Executive Incentive Compensation Plan had been in effect in fiscal 2009, such officers and group of officers would not have received awards that were different in type or amount than those that they actually received in fiscal 2009.

Proxy

PROPOSAL 3 — Ratification of Independent Registered Public Accounting Firm

Ernst & Young LLP, our independent auditor for the past twenty-two fiscal years, has been selected by the Audit Committee to be AutoZone's independent registered public accounting firm for the 2010 fiscal year. Representatives of Ernst & Young LLP will be present at the Annual Meeting to make a statement if they so desire and to answer any appropriate questions.

The Audit Committee recommends that you vote FOR ratification of Ernst & Young LLP as AutoZone's independent registered public accounting firm.

For ratification, the firm must receive more votes in favor of ratification than votes cast against. Abstentions and broker non-votes will not be counted as voting either for or against the firm. However, the Audit Committee is not bound by a vote either for or against the firm. The Audit Committee will consider a vote against the firm by the stockholders in selecting our independent registered public accounting firm in the future.

During the past two fiscal years, the aggregate fees for professional services rendered by Ernst & Young LLP were as follows:

	2009	2008
Audit Fees	$1,573,811	$1,622,758
Audit-Related Fees	—	65,339(2)
Tax Fees	84,793(1)	145,707(3)

(1) Tax fees for 2009 were for advice relating to the Company's debt structure.

(2) Audit-Related Fees for 2008 were for assistance with due diligence in exploring potential acquisitions.

(3) Tax Fees for 2008 were for advice relating to the Company's debt offering and assistance with issues relating to international and domestic federal, state and local transfer pricing.

The Audit Committee pre-approves all services performed by the independent registered public accounting firm under the terms contained in the Audit Committee charter, a copy of which can be obtained at our website at www.autozoneinc.com. The Audit Committee pre-approved 100% of the services provided by Ernst & Young LLP during the 2009 and 2008 fiscal years. The Audit Committee considers the services listed above to be compatible with maintaining Ernst & Young LLP's independence.

Audit Committee Report

The Audit Committee of AutoZone, Inc., has reviewed and discussed AutoZone's audited financial statements for the year ended August 29, 2009, with AutoZone's management. In addition, we have discussed with Ernst & Young LLP, AutoZone's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, *Communications with Audit Committees*, as amended and as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T, the Sarbanes-Oxley Act of 2002, and the charter of the Committee.

The Committee also has received the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and we have discussed with Ernst & Young LLP their independence from the Company and its management. The Committee has discussed with AutoZone's management and the auditing firm such other matters and received such assurances from them as we deemed appropriate.

As a result of our review and discussions, we have recommended to the Board of Directors the inclusion of AutoZone's audited financial statements in the annual report for the fiscal year ended August 29, 2009, on Form 10-K for filing with the Securities and Exchange Commission.

While the Audit Committee has the responsibilities and powers set forth in its charter, the Audit Committee does not have the duty to plan or conduct audits or to determine that AutoZone's financial statements are complete, accurate, or in accordance with generally accepted accounting principles; AutoZone's management and the independent auditor have this responsibility. Nor does the Audit Committee have the duty to assure compliance with laws and regulations and the policies of the Board of Directors.

W. Andrew McKenna (Chairman)
Sue E. Gove
George R. Mrkonic, Jr.
Luis P. Nieto

The above Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

Other Matters

We do not know of any matters to be presented at the Annual Meeting other than those discussed in this Proxy Statement. If, however, other matters are properly brought before the Annual Meeting, your proxies will be able to vote those matters in their discretion.

Proxy

OTHER INFORMATION

Security Ownership of Management and Board of Directors

This table shows the beneficial ownership of common stock by each director, the Principal Executive Officer, the Principal Financial Officer and the other three most highly compensated executive officers, and all current directors and executive officers as a group. Unless stated otherwise in the notes to the table, each person named below has sole authority to vote and invest the shares shown.

Name of Beneficial Owner	Shares	Deferred Stock Units(1)	Options(2)	Total	Ownership Percentage
William C. Crowley(3)	378	0	0	378	*
Sue E. Gove	1,630	280	5,215	7,125	*
Earl G. Graves, Jr.	0	3,146	10,282	13,428	*
Robert R. Grusky(4)	489	88	0	577	*
J. R. Hyde, III(5)	441,435	7,264	18,000	466,699	*
W. Andrew McKenna	17,072	4,247	21,955	43,274	*
George R. Mrkonic, Jr.	2,500	1,165	3,857	7,522	*
Luis P. Nieto	0	686	0	686	*
William C. Rhodes, III(6)	10,243	0	278,750	288,993	*
Theodore W. Ullyot(7)	70	1,048	3,078	4,196	*
William T. Giles	917	0	64,850	65,767	*
Harry L. Goldsmith(8)	12,839	0	166,950	179,789	*
Robert D. Olsen	26,932	0	197,200	224,132	*
James A. Shea(9)	1,954	0	31,100	33,054	*
All current directors and executive officers as a group (22 persons)	525,468	17,924	1,164,950	1,708,342	3.4%

* Less than 1%.

(1) Includes shares that may be acquired immediately upon termination as a director by conversion of Stock Units.

(2) Includes shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 19, 2009.

(3) Mr. Crowley is the President and Chief Operating Officer of ESL Investments, Inc. which together with various of its affiliates owns AutoZone common stock as shown in the "Security Ownership of Certain Beneficial Owners" on page 21. Mr. Crowley may be deemed to have indirect beneficial ownership of the AutoZone shares beneficially owned by the ESL Group, as defined on page 21. Mr. Crowley disclaims beneficial ownership of all shares of AutoZone stock held by the ESL Group, except for the 378 shares owned by Tynan, LLC.

(4) Mr. Grusky is a passive, limited partner in ESL Partners, L.P. ("ESL Partners"), which together with various of its affiliates owns AutoZone common stock as shown in the "Security Ownership of Certain Beneficial Owners" on page 21. Mr. Grusky may be deemed to have indirect beneficial ownership of the AutoZone shares beneficially owned by the ESL Group. Mr. Grusky disclaims beneficial ownership of the AutoZone shares held by the ESL Group, except to the extent of his pecuniary interest therein.

(5) Includes 157,925 shares held by a charitable foundation for which Mr. Hyde is an officer and a director and for which he shares investment and voting power. Does not include 2,000 shares owned by Mr. Hyde's wife.

(6) Includes 740 shares held as custodian for Mr. Rhodes's children.

(7) Mr. Ullyot is a limited partner in RBS Partners, L.P. ("RBS Partners"), which together with various of its affiliates owns AutoZone common stock as shown in the "Security Ownership of Certain Beneficial Owners" on page 21. Mr. Ullyot was Executive Vice President and General Counsel of ESL Investments, Inc. from October 2005 until April 2008 and may be deemed to have indirect beneficial ownership of the AutoZone shares beneficially owned by the ESL Group. Mr. Ullyot disclaims beneficial ownership of the AutoZone shares held by the ESL Group.

(8) Includes 1,200 shares held by trusts for which Mr. Goldsmith is a beneficiary and 200 shares held by trusts for Mr. Goldsmith's daughters.

(9) Includes 150 shares owned by Mr. Shea's wife.

Security Ownership of Certain Beneficial Owners

The following entities are known by us to own more than five percent of our outstanding common stock:

Name and Address of Beneficial Owner	Shares	Ownership Percentage
ESL Partners, L.P.(1)(2) 200 Greenwich Avenue Greenwich, CT 06830	20,206,396	40.5%

(1) The shares deemed beneficially owned by ESL Partners, L.P. are owned by a group (the "ESL Group") consisting of ESL Partners, L.P., a Delaware limited partnership; ESL Institutional Partners, L.P., a Delaware limited partnership; ESL Investors, L.L.C., a Delaware limited liability company; Acres Partners, L.P., a Delaware limited partnership; RBS Partners, L.P., a Delaware limited partnership; ESL Investments, Inc., a Delaware corporation; Edward S. Lampert; Tynan LLC, a Delaware limited liability company; and the Edward and Kinga Lampert Foundation. RBS Partners, L.P. and ESL Investments, Inc. are general partners of ESL Partners, L.P. ESL Investments, Inc. is the general partner of Acres Partners, L.P. and the managing member of RBS Investment Management, L.L.C. RBS Investment Management, L.L.C. is the general partner of ESL Institutional Partners, L.P. RBS Partners, L.P. is the manager of ESL Investors, L.L.C. Mr. Lampert is the Chairman, Chief Executive Officer and a director of ESL Investments, Inc., and managing member of ESL Investment Management, L.P. In their respective capacities, each of the foregoing may be deemed to be the beneficial owner of the shares of AutoZone common stock beneficially owned by other members of the ESL Group. ESL Partners, L.P. is the record owner of 12,735,004 shares; ESL Institutional Partners, L.P. is the record owner of 67,410 shares; ESL Investors, L.L.C. is the record owner of 2,820,940 shares; Acres Partners, L.P. is the record owner of 3,182,851 shares; RBS Partners, L.P. is the record owner of 808,039 shares; ESL Investments, Inc. is the record owner of 550,362 shares; Mr. Lampert is the record owner of 20,803 shares; Tynan LLC is the record owner of 378 shares and the Edward and Kinga Lampert Foundation is the record owner of 20,609 shares. Each entity or person has the sole power to vote and dispose of the shares deemed beneficially owned by it. Mr. Crowley is the President and Chief Operating Officer of ESL Investments, Inc.; however, Mr. Crowley disclaims beneficial ownership of the shares owned by the ESL Group as reflected in the table above, other than the 378 shares owned by Tynan LLC. The source of this information is the Schedule 13D filed with the Securities and Exchange Commission by the ESL Group on July 20, 2009, reporting beneficial ownership as of July 16, 2009.

(2) As described in more detail on page 3, ESL has entered into an agreement with the Company that addresses, among other items, appearances at meetings of stockholders for the purposes of having a quorum, voting of ESL shares and the selection of nominees for the Company's Board of Directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a principles-based overview of AutoZone's executive compensation program. It discusses our rationale for the types and amounts of compensation that our

Proxy

executive officers receive and how compensation decisions affecting these officers are made. It also discusses AutoZone's total rewards philosophy, the key principles governing our compensation program, and the objectives we seek to achieve with each element of our compensation program.

What are the Company's key compensation principles?

Pay for performance. The primary emphasis of AutoZone's compensation program is linking executive compensation to business results and intrinsic value creation, which is ultimately reflected in increases in stockholder value. Base salary levels are intended to be competitive in the U.S. marketplace for executives, but the more potentially valuable components of executive compensation are annual cash incentives, which depend on the achievement of pre-determined business goals, and to a greater extent, long-term compensation, which is based on the value of our stock.

Attract and retain talented AutoZoners. The overall level and balance of compensation elements in our compensation program are designed to ensure that AutoZone can retain key executives and, when necessary, attract qualified new executives to the organization. We believe that a company which provides quality products and services to its customers, and delivers solid financial results, will generate long-term stockholder returns, and that this is the most important component of attracting and retaining executive talent.

What are the Company's overall executive compensation objectives?

Drive high performance. AutoZone sets challenging financial and operating goals, and a significant amount of an executive's annual cash compensation is tied to these objectives and therefore "at risk" — payment is earned only if performance warrants it.

Drive long-term stockholder value. AutoZone's compensation program is intended to support long-term focus on stockholder value, so it emphasizes long-term rewards. At target levels, the majority of an executive officer's total compensation package each year is the potential value of his or her stock options.

The table below illustrates how AutoZone's compensation program weights the "at-risk" components of its named executive officers' 2009 total compensation (here defined as actual base earnings + fiscal 2009 cash incentive payment + Black-Scholes value of fiscal 2009 stock option grant):

Position	Base Salary	Annual Incentive	Stock Options
Chairman, President & CEO	19%	26%	54%
All Other Named Executive Officers ("NEOs")	21%	17%	61%

Who participates in AutoZone's executive compensation programs?

The Chief Executive Officer and the other named executive officers, as well as the other senior executives comprising AutoZone's Executive Committee, participate in the compensation program outlined in this Compensation Discussion and Analysis. The Executive Committee consists of the Chief Executive Officer and officers with the title of senior vice president or executive vice president (a total of 13 executives for fiscal 2009). However, many elements of the compensation program also apply to other levels of AutoZone management. The intent is to ensure that management is motivated to pursue, and is rewarded for achieving, the same financial, operating and stockholder objectives.

What are the key elements of the company's overall executive compensation program?

The table below summarizes the key elements of AutoZone's executive compensation program and the objectives they are designed to achieve. More details on these elements follow throughout the Compensation Discussion and Analysis and this Proxy Statement, as appropriate.

Pay Element	Description	Objectives
Base salary	• Annual fixed cash compensation.	• Attract and retain talented executives. • Recognize differences in relative size, scope and complexity of positions as well as individual performance over the long term.

Annual cash incentive	• Annual variable pay tied to the achievement of key Company financial and operating objectives. The primary measures are:
	  • Earnings before interest and taxes, and
	  • Return on invested capital.
	• Actual payout depends on the results achieved. Potential payout is capped at $4 million; however, payout is zero if threshold targets are not achieved.
	• The Compensation Committee may reduce payouts in its discretion when indicated by individual performance, but does not have discretion to increase payouts.
		• Communicate key financial and operating objectives.
		• Drive high levels of performance by ensuring that executives' total cash compensation is linked to achievement of financial and operating objectives.
		• Support and reward consistent, balanced growth and returns performance (add value every year) with demonstrable links to stockholder returns.
		• Drive cross-functional collaboration and a total-company perspective.

Stock options	• Senior executives receive a mix of incentive stock options (ISOs) and non-qualified stock options (NQSOs). • All stock options are granted at fair market value on the grant date (discounted options are prohibited). • AutoZone's stock option plan prohibits repricing and does not include a "reload" program.	• Align long-term compensation with stockholder results. Opportunities for significant wealth accumulation by executives are tightly linked to stockholder returns. • ISOs provide an incentive to hold shares after exercise, thus increasing ownership and further reinforcing the tie to stockholder results.
Stock purchase plans	• AutoZone maintains a broad-based employee stock purchase plan which is qualified under Section 423 of the Internal Revenue Code. The Employee Stock Purchase Plan allows AutoZoners to make quarterly purchases of AutoZone shares at 85% of the fair market value on the first or last day of the calendar quarter, whichever is lower.	• Allow all AutoZoners to participate in the growth of AutoZone's stock. • Encourage ownership, and therefore alignment of executive and stockholder interests.

Pay Element	Description	Objectives
	• The Company has implemented an Executive Stock Purchase Plan so that executives may continue to purchase AutoZone shares beyond the limit the IRS and the company set for the Employee Stock Purchase Plan. An AutoZoner may purchase up to 25% of his prior fiscal year's eligible compensation.	
Management stock ownership requirement	• AutoZone implemented a stock ownership requirement during fiscal 2008 for executive officers. • Covered executives must meet specified minimum levels of ownership, using a multiple of base salary approach.	• Encourage ownership by requiring executive officers to meet specified levels of ownership. • Alignment of executive and stockholder interests.
Retirement plans	The Company maintains three retirement plans: • Non-qualified deferred compensation plan (including a frozen defined benefit restoration feature) • Frozen defined benefit pension plan, and • 401(k) defined contribution plan.	• Provide competitive executive retirement benefits. • The non-qualified plan enables executives to defer base and incentive earnings up to 25% of the total, independent of the IRS limitations set for the qualified 401(k) plan. • The restoration component of the non-qualified plan, which was frozen at the end of 2002, allowed executives to accrue benefits that were not capped by IRS earnings limits.
Health and other benefits	Executives are eligible for a variety of benefits, including: • Medical, dental and vision plans; and • Life and disability insurance plans.	• Provide competitive benefits. • Minimize perquisites while ensuring a competitive overall rewards package.

Annual cash compensation. Annual cash compensation consists of base salary and annual cash incentives.

Base Salary. Salaries are determined within the context of a targeted total cash compensation level for each position. Base salary is a fixed portion of the targeted annual cash compensation, with the specific portion varying based on differences in the size, scope or complexity of the jobs as well as the tenure and individual performance level of incumbents in the positions. Points are assigned to positions using a job evaluation system developed by Hay Group, a global management and human resources consulting firm, and AutoZone maintains salary ranges based on the job evaluations originally constructed with Hay Group's help. These salary ranges are usually updated annually based on broad-based survey data; in addition to Hay Group survey data, AutoZone uses surveys published by Mercer and Hewitt Associates, among others, for this purpose, as discussed below.

The survey data used to periodically adjust salary ranges is broad-based, including data submitted by hundreds of companies. Examples of the types of information contained in salary surveys include summary statistics (e.g., mean, median, 25th percentile, etc.) related to:

- base salaries
- variable compensation
- total annual cash compensation
- long-term incentive compensation
- total direct compensation

The salary surveys cover both the retail industry and compensation data on a broader, more general public company universe. Multiple salary surveys are used, so that ultimately the data represent hundreds of companies and positions and thousands of incumbents, or people holding those positions. The surveys generally list the participating companies, and for each position "matched", the number of companies and incumbents associated with the position. Subscribers cannot determine which information comes from which company.

The salary ranges which apply to the named executive officers, including the Principal Executive Officer, are part of the structure applicable to thousands of AutoZone's employees. AutoZone positions are each assigned to a salary grade. This is generally accomplished at the creation of a position, using the Hay job evaluation method, and jobs tend to remain in the same grade as long as there are no significant job content changes. Each grade in the current salary structure has a salary range associated with it. This range has a midpoint, to which we compare summary market salary data (generally median pay level) of the types discussed above.

Over time, as the median pay levels in the competitive market change, as evidenced by the salary survey data, AutoZone will make appropriate adjustments to salary range midpoints so that on average, these midpoints are positioned at roughly 95% of the market median value as revealed by the surveys. This positioning relative to the market allows for competitive base salary levels, while generally leaving actual average base pay slightly below the survey market level. This fits our stated philosophy of delivering competitive total rewards at or above the market median through performance-based variable compensation.

In making decisions related to compensation of the named executive officers, the Compensation Committee uses the survey data and salary ranges as context in reviewing compensation levels and approving pay actions. Other elements that the Compensation Committee considers are individual performance, Company performance, individual tenure, position tenure, and succession planning. The Hay Group, Mercer and Hewitt Associates surveys are utilized primarily to provide comparative data.

Annual Cash Incentive. Executive officers and certain other employees are eligible to receive annual cash incentives each fiscal year based on the Company's attainment of certain Company performance objectives set by the Compensation Committee at the beginning of the fiscal year. The annual cash incentive target for each position, expressed as a percentage of base salary, is based on both salary range and level within the organization, and therefore does not change annually. As a general rule, as an executive's level of management responsibility increases, the portion of his or her total compensation dependent on Company performance increases.

The threshold and target percentage amounts for the named executive officers for fiscal 2009 are shown in the table below.

	Percentage of Base Salary	
Principal Position	**Threshold**	**Target**
Chairman, President & CEO	50%	100%
All Other NEOs	30%	60%

Proxy

Effective beginning with fiscal 2010, the threshold and target percentage amounts for the named executive officers will be as shown in the table below.

Principal Position	Percentage of Base Salary	
	Threshold	Target
Chairman, President & CEO	50%	100%
Executive Vice Presidents	37.5%	75%
All Other NEOs	30%	60%

Annual cash incentives for executive officers are paid pursuant to the AutoZone, Inc. 2005 Executive Incentive Compensation Plan ("EICP"), our performance-based short-term incentive plan. Pursuant to the plan, the Compensation Committee establishes incentive objectives at the beginning of each fiscal year. For more information about the EICP, see Discussion of Plan-Based Awards Table on page 36.

The actual incentive amount paid depends on Company performance relative to the target objectives. A minimum pre-established goal must be met in order for any incentive award to be paid, and the incentive award as a percentage of annual salary will increase as the Company achieves higher levels of performance.

The Compensation Committee may in its sole discretion reduce the incentive awards paid to named executive officers. Under the EICP, the Compensation Committee may not exercise discretion in granting awards in cases where no awards are indicated, nor may the Compensation Committee increase any calculated awards. Any such "positive" discretionary changes, were they to occur, would be paid outside of the EICP and reported under the appropriate Bonus column in the Summary Compensation Table; however, the Compensation Committee has not historically exercised this discretion.

The Compensation Committee, as described in the EICP, may (but is not required to) disregard the effect of one-time charges and extraordinary events such as asset write-downs, litigation judgments or settlements, changes in tax laws, accounting principles or other laws or provisions affecting reported results, accruals for reorganization or restructuring, and any other extraordinary non-recurring items, acquisitions or divestitures and any foreign exchange gains or losses on the calculation of performance.

The incentive objectives for fiscal 2009 were set in a September 2008 Compensation Committee meeting, and were based on the achievement of specified levels of earnings before interest and taxes ("EBIT") and return on invested capital ("ROIC"), as are the incentive objectives for fiscal 2010, set during a Compensation Committee meeting held in September 2009. The total incentive award is determined based on the impact of EBIT and ROIC on AutoZone's economic profit for the year, rather than by a simple allocation of a portion of the award to achievement of the EBIT target and a portion to achievement of the ROIC target. EBIT and ROIC are key inputs to the calculation of economic profit (sometimes referred to as "economic value added"), and have been determined by our Compensation Committee to be important factors in enhancing stockholder value. If both the EBIT and ROIC targets are achieved, the result will be a 100%, or target, payout. However, the payout cannot exceed 100% unless the EBIT target is exceeded (i.e., unless there is "excess EBIT" to fund the additional incentive payout). Additionally, when the aggregate incentive amount is calculated, if the resulting payout amount in excess of target exceeds a specified percentage of excess EBIT (currently 20%), then the incentive payout will be reduced until the total amount of the incentive payment in excess of target is within that specified limit.

The specific targets are tied to achievement of the Company's operating plan for the fiscal year. In 2009, the target objectives were EBIT of $1,137.3 million and ROIC of 23.5%. The 2009 incentive awards for each named executive officer were based on the following performance:

	EBIT (Amounts in MMs)	ROIC
EICP Target	$1,137.3	23.5%
Actual (as adjusted)	$1,179.6	24.4%
Difference	$ 42.3	92bps

Our EBIT and ROIC performance targets are based on AutoZone's operating plan and are highly confidential and competitively sensitive. We have a long-standing policy against giving financial guidance to securities analysts due to the competitive disadvantage that could result from our doing so. We believe that if we were to publish any financial projections, including any earnings information, our competitors would gain useful advance insight into our business strategy. Insofar as AutoZone is a leader in a highly competitive market, any such public disclosure could materially harm our competitive position within our industry.

Our Board of Directors participates in the creation of financial and operating plans designed to generate long-term appreciation in the per-share value of AutoZone common stock. The Compensation Committee sets EICP targets each year based on these plans. Because the targets are confidential, we believe the best indication of the difficulty of achieving such targets is our track record. Over the last five years, annual EICP payouts have exceeded target three times and have been below target twice (incentive payments during this period of time have ranged from 69% to 135% of target, as shown in the table below).

Fiscal Year	Targets		Actual		Payout Percentage
	EBIT ($MMs)	ROIC	EBIT ($MMs)	ROIC	
2009	1,137.3	23.5%	1,179.6	24.4%	135%
2008	1,120.2	22.6%	1,127.5	23.9%	110%
2007	1,048.9	21.5%	1,054.0	22.9%	108%
2006	1,040.6	22.4%	1,027.3	22.5%	94%
2005	1,072.0	24.4%	1,015.0	23.9%	68%

Effect of Performance on Total Annual Cash Compensation. Because AutoZone emphasizes pay for performance, it is only when the Company exceeds its target objectives that an executive's total annual cash compensation begins to climb relative to the median market level. Similarly, Company performance below target will cause an executive's total annual cash compensation to drop below market median. As discussed below, AutoZone does not engage in strict benchmarking of compensation levels, i.e., we do not use specific data to support precise targeting of compensation, such as setting an executive's base pay at the 50th percentile of an identified group of companies.

<u>Stock options.</u> To emphasize achievement of long-term stockholder value, AutoZone's executives receive a significant portion of their targeted total compensation in the form of stock options. Although stock options have potential worth at the time they are granted, they only confer actual value if AutoZone's stock price appreciates between the grant date and the exercise date. For this reason, we believe stock options are a highly effective long-term compensation vehicle to reward executives for creating stockholder value. We do not maintain any other long-term incentive plans for our executives. We want our executives to realize total compensation levels well above the market norm, because when they do, such success is the result of achievement of Company financial and operating objectives that leads to growth in the per-share value of AutoZone common stock.

In order to support and facilitate stock ownership by our executive officers, a portion of their annual stock option grant typically consists of Incentive Stock Options ("ISOs"). If an executive holds the stock acquired upon exercise of an ISO for at least two years from the date of grant and one year from the date of exercise, he or she can receive favorable long-term capital gains tax treatment for all appreciation over the exercise price. (AutoZone cannot claim the gain on exercise as deductible compensation expense in this event). ISOs have a maximum term of ten years and vest in equal 25% increments on the first, second, third and fourth anniversaries of the grant date. They are granted at the fair market value on the date of grant as defined in the relevant stock option plan. There is a $100,000 limit on the aggregate grant value of ISOs that may become exercisable in any calendar year; consequently, the majority of options granted is in the form of non-qualified stock options.

AutoZone grants stock options annually. Currently, the annual grants are reviewed and approved by the Compensation Committee in the meeting (typically in late September or early October) at which it reviews prior year results, determines incentive payouts, and takes other compensation actions affecting the named executive officers. The Compensation Committee has not delegated its authority to grant stock options; all

Proxy

grants are directly approved by the Compensation Committee. Option grant amounts are recommended to the Compensation Committee by the Chief Executive Officer, based on individual performance and the size and scope of the position held. AutoZone's general policy is to limit the total option shares granted to its employees during the annual grant process to approximately one percent of common shares estimated to be outstanding at the end of that fiscal year. The annual grant is typically made near the beginning of the fiscal year and does not include promotional or new hire grants that may be made during the fiscal year. The Committee reserves the right to deviate from this policy as it deems appropriate.

Newly promoted or hired officers may receive a grant shortly after their hire or promotion. As a general rule, new hire or promotional stock options are approved and effective on the date of a regularly scheduled meeting of the Compensation Committee. On occasion, these interim grants may be approved by unanimous written consent of the Compensation Committee. The grants are recommended to the Compensation Committee by the Chief Executive Officer based on individual circumstances (e.g., what may be required in order to attract a new executive). Internal promotional grants are prorated based on the time elapsed since the officer received a regular annual grant of stock options.

For more information about our stock option plans, see Discussion of Plan-Based Awards Table on page 36.

Stock purchase plans. AutoZone maintains the Employee Stock Purchase Plan which enables all employees to purchase AutoZone common stock at a discount, subject to IRS-determined limitations. Based on IRS rules, we limit the annual purchases in the Employee Stock Purchase Plan to no more than $15,000, and no more than 10% of eligible (base and incentive or commission) compensation. To support and encourage stock ownership by our executives, AutoZone also established a non-qualified stock purchase plan. The Fourth Amended and Restated AutoZone, Inc. Executive Stock Purchase Plan ("Executive Stock Purchase Plan") permits participants to acquire AutoZone common stock in excess of the purchase limits contained in AutoZone's Employee Stock Purchase Plan. Because the Executive Stock Purchase Plan is not required to comply with the requirements of Section 423 of the Internal Revenue Code, it has a higher limit on the percentage of a participant's compensation that may be used to purchase shares (25%) and places no dollar limit on the amount of a participant's compensation that may be used to purchase shares under the plan.

The Executive Stock Purchase Plan operates in a similar manner to the tax-qualified Employee Stock Purchase Plan, in that it allows executives to defer after-tax base or incentive compensation (after making annual elections as required under Section 409A of the Internal Revenue Code) for use in making quarterly purchases of AutoZone common stock. Options are granted under the Executive Stock Purchase Plan each calendar quarter and consist of two parts: a restricted share option and an unvested share option. Shares are purchased under the restricted share option at 100% of the closing price of AutoZone stock at the end of the calendar quarter (i.e., not at a discount), and a number of shares are issued under the unvested share option at no cost to the executive, so that the total number of shares acquired upon exercise of both options is equivalent to the number of shares that could have been purchased with the deferred funds at a price equal to 85% of the stock price at the end of the quarter. The unvested shares are subject to forfeiture if the executive does not remain with the company for one year after the grant date. After one year, the shares vest, and the executive owes taxes based on the share price on the vesting date (unless a so-called 83(b) election was made on the date of grant).

The table below can be used to compare and contrast the stock purchase plans.

	Employee Stock Purchase Plan	**Executive Stock Purchase Plan**
Contributions	After tax, limited to lower of 10% of eligible compensation (defined above) or $15,000	After tax, limited to 25% of eligible compensation (defined above)
Discount	15% discount based on lowest price at beginning or end of the quarter	15% discount based on quarter-end price
Vesting	None; 1-year holding period	Shares granted to represent 15% discount restricted for 1 year; 1-year holding period for shares purchased at fair market value
Taxes — Individual	Ordinary income in amount of spread; capital gains for appreciation; taxed when shares sold	Ordinary income when restrictions lapse (83(b) election optional)
Taxes — Company	No deduction unless "disqualifying disposition"	Deduction when included in employee's income

How does the Compensation Committee consider and determine executive and director compensation?

Chief Executive Officer. The Compensation Committee establishes the compensation level for the Chief Executive Officer, including base salary, annual cash incentive compensation, and stock option awards. The Chief Executive Officer's compensation is reviewed annually by the Compensation Committee in conjunction with a review of his individual performance by the non-management directors, taking into account all forms of compensation, including base salary, annual cash incentive, stock option awards, and the value of other benefits received.

Other Executive Officers. The Compensation Committee reviews and establishes base salaries for AutoZone's executive officers other than the Chief Executive Officer based on each executive officer's individual performance during the past fiscal year and on the recommendations of the Chief Executive Officer. The Compensation Committee approves the annual cash incentive amounts for the executive officers, which are determined by objectives established by the Compensation Committee at the beginning of each fiscal year as discussed above. The actual incentive amount paid depends on performance relative to the target objectives.

The Compensation Committee approves awards of stock options to many levels of management, including executive officers. Stock options are granted to executive officers upon initial hire or promotion, and thereafter are typically granted annually in accordance with guidelines established by the Compensation Committee as discussed above. The actual grant is determined by the Compensation Committee based on the guidelines and the performance of the individual in the position. The Compensation Committee considers the recommendations of the Chief Executive Officer.

Management Stock Ownership Requirement. To further reinforce AutoZone's objective of driving long-term stockholder results, a stock ownership requirement for all executive officers (a total of 13 individuals in fiscal 2009), including the named executive officers, was implemented during fiscal 2008. Covered executives must attain a specified minimum level of stock ownership, based on a multiple of their base salary, within 5 years of the adoption of the requirement or the executive's placement into a covered position. Executives who are promoted into a position with a higher multiple will have an additional 3 years to attain the required ownership level. In order to calculate whether each executive meets the ownership requirement, we total the value of each executive's holdings of whole shares of stock and the intrinsic (or "in-the-money") value of vested stock options, based on the fiscal year-end closing price of AutoZone stock, and compare that value to the appropriate multiple of fiscal year-end base salary.

Proxy

To encourage full participation in our equity plans, all AutoZone stock acquired under those plans is included in the executive's holdings for purposes of calculating his or her ownership. This includes vested stock options and shares which have restrictions on sale. One of the purposes of the ownership requirement is to create a disincentive for an executive to exercise vested stock options early, selling shares to pay the exercise cost and taxes, before the award has had time to achieve its full potential value.

Key features of the stock ownership requirement are summarized in the table below:

Ownership Requirement	• Chief Executive Officer 5 times base salary • Executive Vice President 3 times base salary • Senior Vice President 2 times base salary
Holding Requirements	• Individuals who have not achieved the ownership requirement within the five year period will be required to hold 50% of net after-tax shares upon exercise of any stock option, and may not sell any shares of AZO. • Guidelines will no longer apply after an executive reaches age 62, in order to facilitate appropriate financial planning as retirement approaches. The Compensation Committee may waive the guidelines for any other executive at its discretion.
Ownership Definition	• Shares of stock directly owned (including shares subject to holding requirements under any stock purchase plan); • Unvested Shares acquired via the Executive Stock Purchase Plan; and • Vested stock options acquired via the AutoZone Stock Option Plan (based on the "in-the-money" value).

Under AutoZone's insider trading policies, all transactions involving put or call options on the stock of AutoZone are prohibited at all times. Officers and directors and their respective family members may not directly or indirectly participate in transactions involving trading activities which by their aggressive or speculative nature may give rise to an appearance of impropriety.

What roles do the Chief Executive Officer and other executive officers play in the determination of executive compensation?

The Chief Executive Officer attends most meetings of the Compensation Committee and participates in the process by answering Compensation Committee questions about pay philosophy and by ensuring that the Compensation Committee's requests for information are fulfilled. He also assists the Compensation Committee in determining the compensation of the executive officers by providing recommendations and input about such matters as individual performance, tenure, and size, scope and complexity of their positions. The Chief Executive Officer makes specific recommendations to the Compensation Committee concerning the compensation of his direct reports and other senior executives, including the executive officers. These recommendations usually relate to base salary increases and stock option grants. The Chief Executive Officer also recommends pay packages for newly hired executives. Management provides the Compensation Committee with data, analyses and perspectives on market trends and annually prepares information to assist the Compensation Committee in its consideration of such recommendations. Annual incentive awards are based on achievement of business objectives set by the Compensation Committee, but the Compensation Committee may exercise negative discretion, and if it does so, it is typically in reliance on the Chief Executive Officer's assessment of an individual's performance.

The Chief Executive Officer does not make recommendations to the Compensation Committee regarding his own compensation. The Senior Vice President, Human Resources has direct discussions with the Compensation Committee Chairman regarding the Compensation Committee's recommendations on the Chief

Executive Officer's compensation; however, Compensation Committee discussions of specific pay actions related to the Chief Executive Officer are held outside his presence.

Does AutoZone use compensation consultants?

Neither AutoZone management nor the Compensation Committee hired executive compensation consultants during fiscal 2009. However, AutoZone did reimburse Hay Group $1,432 for expenses incurred relating to a presentation to the Compensation Committee regarding the breadth of the services offered by Hay Group, their prior work for the Company and how it has impacted executive compensation. Although historically we have hired consultants to provide services from time to time, it is not our usual practice, and as discussed previously, AutoZone does not regularly engage consultants as part of our annual review and determination of executive compensation. The Compensation Committee has authority, pursuant to its charter, to hire consultants of its selection to advise it with respect to AutoZone's compensation programs, and it may also limit the use of the Compensation Committee's compensation consultants by AutoZone's management as it deems appropriate.

What are AutoZone's peer group and compensation benchmarking practices?

AutoZone reviews publicly-available data from a peer group of companies to help us ensure that our overall compensation remains competitive. The peer group is currently composed of the 22 specialty retailers listed below, and includes our direct competitors as well as other companies which we believe are similar to AutoZone in such matters as customers, product lines, revenues and market capitalization. The peer group data we use is from proxy filings and other published sources — it is not prepared or compiled especially for AutoZone.

We periodically review the appropriateness of this peer group. It typically changes when such events as acquisitions and spin-offs occur.

ADVANCE AUTO PARTS INC
BARNES & NOBLE INC
BED BATH & BEYOND INC
BEST BUY CO INC
BORDERS GROUP INC
GAP INC
GENUINE PARTS CO
HOME DEPOT INC
LIMITED BRANDS INC
LOWE'S COMPANIES INC
O'REILLY AUTOMOTIVE INC
OFFICE DEPOT INC
PEP BOYS MANNY MOE & JACK
PETSMART INC
RADIOSHACK CORP
ROSS STORES INC
SHERWIN WILLIAMS CO
STAPLES INC
STARBUCKS CORP
TJX COMPANIES INC
WILLIAMS SONOMA INC
ZALE CORP

We do not use information from the peer group or other published sources to set targets or make individual compensation decisions. AutoZone does not engage in "benchmarking," such as targeting base salary at peer group median for a given position. Rather we use such data as context in reviewing AutoZone's overall compensation levels and approving recommended compensation actions. Broad survey data and peer group information are just two elements that we find useful in maintaining a reasonable and competitive compensation program. Other elements that we consider are individual performance, Company performance, individual tenure, position tenure, and succession planning.

What is AutoZone's policy concerning the tax deductibility of compensation?

The Compensation Committee considers the provisions of Section 162(m) of the Internal Revenue Code (the "Code") which allows the Company to take an income tax deduction for compensation up to $1 million and for certain compensation exceeding $1 million paid in any taxable year to a "covered employee" as that term is defined in the Code. There is an exception for qualified performance-based compensation, and AutoZone's compensation program is designed to maximize the tax deductibility of compensation paid to executive officers, where possible. However, the Compensation Committee may authorize payments which are not deductible where it is in the best interests of AutoZone and its stockholders.

Plans or payment types which qualify as performance-based compensation include the EICP and stock options. Neither base salaries, nor the Executive Stock Purchase Plan, qualify as performance-based under 162(m).

How is AutoZone complying with Section 409A of the Internal Revenue Code?

Section 409A of the Internal Revenue Code was created with the passage of the American Jobs Creation Act of 2004. These new tax regulations create strict rules related to non-qualified deferred compensation earned and vested on or after January 1, 2005. AutoZone has conducted a thorough assessment of all affected plans, and continues to take actions necessary to comply with the new requirements by the deadlines established by the Internal Revenue Service.

Compensation Committee Report

The Compensation Committee of the Board of Directors (the "Committee") has reviewed and discussed with management the Compensation Discussion and Analysis. Based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Members of the Compensation Committee:
Theodore W. Ullyot, Chairman
Robert R. Grusky
George R. Mrkonic, Jr.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee of the Board of Directors during the 2009 fiscal year are listed above. Additionally, Dr. N. Gerry House served on the Compensation Committee until she retired from the Board on December 17, 2008, and Mr. McKenna served on the Compensation Committee until January 9, 2009. The Compensation Committee is composed solely of independent, non-employee directors.

SUMMARY COMPENSATION TABLE

This table shows the compensation paid to the Principal Executive Officer, the Principal Financial Officer and our other three most highly paid executive officers (the "Named Executive Officers").

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value & Non-Qualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
William C. Rhodes III	2009	752,385	—	21,270	1,294,782	1,017,977	—	122,416	3,208,830
Chairman, President &	2008	706,019	—	20,211	1,444,598	779,446	—	111,193	3,061,467
Chief Executive Officer	2007	618,385	—	20,434	1,508,356	664,764	—	121,547	2,933,486
William T. Giles	2009	458,308	—	5,858	777,902	372,055	—	39,754	1,653,877
Executive Vice President,	2008	455,865	—	4,557	788,560	301,966	—	228,605	1,779,553
Finance, IT & Store Development/ Chief Financial Officer	2007	433,231	25,000	—	726,216	279,434	—	269,650	1,733,531
Robert D. Olsen(7)	2009	445,385	—	—	768,200	361,564	—	57,436	1,632,585
Executive Vice President,	2008	425,692	—	—	704,732	281,979	—	45,471	1,457,874
Store Operations, Commercial & Mexico	2007	382,539	—	—	669,623	246,738	—	42,116	1,341,016
James A. Shea	2009	443,154	—	—	710,338	359,752	—	47,807	1,561,051
Executive Vice President,	2008	439,558	—	—	781,275	291,164	—	39,345	1,551,342
Merchandising, Marketing & Supply Chain	2007	416,308	—	—	762,787	268,519	—	41,303	1,488,917
Harry L. Goldsmith	2009	385,154	—	3,487	658,807	312,668	—	48,871	1,408,987
Executive Vice President,	2008	380,596	—	3,477	715,273	252,107	—	41,651	1,393,607
General Counsel & Secretary	2007	359,154	—	—	762,942	231,655	—	54,390	1,408,141

(1) Annual incentive awards were paid pursuant to the EICP and therefore appear in the "non-equity incentive plan compensation" column of the table. Mr. Giles' 2007 bonus payment in this column reflects the second of two installments of his sign-on bonus.

(2) Represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" on page 21 for more information about this plan. See Note B, Share-Based Payments, to our consolidated financial statements in our 2009 Annual Report for a description of the Executive Stock Purchase Plan and the accounting and assumptions used in calculating expenses in accordance with SFAS 123(R).

(3) The value of stock awards and option awards was determined as required by SFAS No. 123(R). There is no assurance that these values will be realized. See Note B, Share-Based Payments, to our consolidated financial statements in our 2009 Annual Report for details on assumptions used in the valuation.

(4) Bonus amounts were earned for the 2009 fiscal year pursuant to the EICP and were paid in October, 2009. See "Compensation Discussion and Analysis" on page 21 for more information about this plan.

(5) Our defined benefit pension plans were frozen in December 2002, and accordingly, benefits do not increase or decrease. See the Pension Benefits table on page 39 for more information. We did not provide above-market or preferential earnings on deferred compensation in 2007, 2008 or 2009.

Proxy

(6) All Other Compensation includes the following:

Name		Perquisites and Personal Benefits(A)	Tax Gross-ups	Company Contributions to Defined Contribution Plans(C)	Life Insurance Premiums	Other(D)
William C. Rhodes III	2009	$ 56,829(B)		$60,662	$4,925	
	2008	$ 54,667(B)		$51,528	$4,998	
	2007	$ 71,093(B)		$45,938	$4,516	
William T. Giles	2009	$ 6,292		$31,072	$2,390	
	2008	$183,559(B)	$7,858	$35,293	$1,895	
	2007	$267,222(B)	$ 765		$1,663	
Robert D. Olsen.	2009	$ 25,876		$29,187	$2,373	
	2008	$ 16,964		$26,076	$2,431	
	2007	$ 21,059		$18,960	$2,097	
James A. Shea	2009	$ 18,060		$27,814	$1,933	
	2008	$ 8,739		$28,612	$1,994	
	2007	$ 17,481		$21,902	$1,920	
Harry L. Goldsmith	2009	$ 13,787		$26,047	$2,137	$6,900
	2008	$ 8,584		$24,014	$2,303	$6,750
	2007	$ 28,234		$17,459	$2,097	$6,600

(A) Perquisites and personal benefits for all Named Executive Officers include Company-provided home security system and/or monitoring services, airline club memberships and status upgrades, Company-paid executive physicals, Company-paid long-term disability insurance premiums, and matching charitable contributions under the AutoZone Matching Gift Program. Additionally, the amounts for 2007 include premiums for participation in our executive medical plan. The executive medical plan was discontinued as of July 1, 2007.

(B) The perquisites or personal benefits which exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for an executive officer are as follows:

Mr. Rhodes: In each of fiscal 2007, 2008 and 2009, $50,000 in matching charitable contributions were made under the AutoZone Matching Gift Program, under which executives may contribute to qualified charitable organizations and AutoZone provides a matching contribution to the charities in an equal amount, up to $50,000 in the aggregate for each executive officer annually.

Mr. Giles: During fiscal 2008, Mr. Giles's former home sold for $395,000 less than the appraised value at which the Company purchased the home and the Company wrote off $149,900, which was the difference between the expected sales price at the end of fiscal 2007 and the price at which it was ultimately sold. The remaining $245,100 was written off by the Company during fiscal 2007 (as discussed below). Additionally, the Company paid $10,000 in taxes on the home and $21,850 in transfer taxes as part of the sales contract.

During fiscal 2007, Mr. Giles received $253,728 in relocation expenses, including $2,128 in temporary living expense reimbursements. The remaining amount consisted of $6,500 for repair and maintenance of Mr. Giles's former home and a difference of $245,100 between the appraised value at which the Company purchased the home and the expected sales price at the end of fiscal 2007.

(C) Represents employer contributions to the AutoZone, Inc. 401(k) Plan and the AutoZone, Inc. Executive Deferred Compensation Plan.

(D) Represents transition payments to Mr. Goldsmith which the Company pays to certain individuals due to their age and service as of the date the AutoZone, Inc. Associates Pension Plan was frozen.

(7) Mr. Olsen will cease being an Executive Vice President on November 1, 2009. On November 1, 2009, he will become Corporate Development Officer of the Company.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding plan-based awards granted to the Company's Named Executive Officers during the 2009 fiscal year.

Name	Equity Plans Grant Date	Estimated Future Payments Under Nonequity Incentive Plans(1)			All other Stock Awards: Number of Shares of Stock or Units (#)(2)	All other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($)	Closing Price on Date of Grant for Option Awards, if Different ($)(4)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)					
William C. Rhodes III		380,500	761,000	(5)					
	9/22/2008					32,000	130.79	129.06	1,138,717
	9/30/2008				5				617
	12/31/2008				138				19,247
	3/31/2009				4				650
	6/30/2009				5				756
									1,159,987
William T. Giles		138,000	276,000	(5)					
	9/22/2008					18,400	130.79	129.06	654,762
	12/31/2008				42				5,858
									660,620
Robert D. Olsen		135,000	270,000	(5)					
	9/22/2008					23,000	130.79	129.06	818,453
									818,453
James A. Shea		133,500	267,000	(5)					
	9/22/2008					18,400	130.79	129.06	654,762
									654,762
Harry L. Goldsmith		116,100	232,200	(5)					
	9/22/2008					16,800	130.79	129.06	597,826
	12/31/2008				25				3,487
									601,313

(1) Represents potential threshold, target and maximum incentive compensation for the 2009 fiscal year under the EICP based on each officer's salary on the date the 2009 fiscal year targets were approved. The amounts actually paid for the 2009 fiscal year are described in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table. The "threshold" is the minimum payment level under the EICP which is 50% of the target amount. There is no maximum. See "Compensation Discussion and Analysis" at page 21 and the discussion following this table for more information on the EICP.

(2) Represents shares awarded pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" at page 21 and the discussion following this table for more information on the Executive Stock Purchase Plan.

(3) Represents options awarded pursuant to the AutoZone, Inc. 2006 Stock Option Plan. See "Compensation Discussion and Analysis" at page 21 and the discussion following this table for more information on this plan.

(4) Under the 2006 Stock Option Plan, stock option awards are made at the fair market value of common stock as of the grant date, defined as the closing price on the trading day previous to the grant date.

(5) Incentive payments are not capped; however, awards may not exceed $4 million for any individual under the EICP.

Discussion of Plan-Based Awards Table

Executive Incentive Compensation Plan. The EICP is intended to be a performance-based compensation plan under Section 162(m) of the Internal Revenue Code. The Company's executive officers, as determined by the Compensation Committee of the Board of Directors, are eligible to participate in the EICP. At the beginning of each fiscal year, the Compensation Committee establishes a goal, which may be a range from a minimum to a maximum attainable bonus, based on one or more of the following measures:

- Earnings
- Earnings per share
- Sales
- Market share
- Operating or net cash flows
- Pre-tax profits
- Earnings before interest and taxes
- Return on invested capital
- Economic value added
- Return on inventory
- Gross profit margin
- Sales per square foot
- Comparable store sales

The EICP provides that the goal may be different for different executives. The goals can change annually to support our business objectives. After the end of each fiscal year, the Compensation Committee must certify the attainment of goals under the EICP and direct the amount to be paid to each participant in cash. See "Compensation Discussion and Analysis" on page 21 for more information about the EICP.

Executive Stock Purchase Plan. The Executive Stock Purchase Plan permits participants to acquire AutoZone common stock in excess of the purchase limits contained in AutoZone's Employee Stock Purchase Plan. Because the Executive Stock Purchase Plan is not required to comply with the requirements of Section 423 of the Internal Revenue Code, it has a higher limit on the percentage of a participant's compensation that may be used to purchase shares (25%) and places no dollar limit on the amount of a participant's compensation that may be used to purchase shares under the plan. For more information about the Executive Stock Purchase Plan, see "Compensation Discussion and Analysis" on page 21.

Stock Option Plan. Stock options are awarded to many levels of management, including executive officers, to align the long-term interests of AutoZone's management and our stockholders. During the 2009 fiscal year, 526 AutoZone employees received stock options. The stock options shown in the table were granted pursuant to the AutoZone, Inc. 2006 Stock Option Plan ("2006 Stock Option Plan").

Both incentive stock options and non-qualified stock options, or a combination of both, can be granted under the 2006 Stock Option Plan. Incentive stock options have a maximum term of ten years, and non-qualified stock options have a maximum term of ten years and one day. Options granted during the 2009 fiscal year vest in one-fourth increments over a four-year period. All options granted under the 2006 Stock Option Plan have an exercise price equal to the fair market value of AutoZone common stock on the date of grant, which is defined in the 2006 Stock Option Plan as the closing price on the trading day previous to the grant date. Option repricing is expressly prohibited by the terms of the 2006 Stock Option Plan.

Each grant of stock options is governed by the terms of a Stock Option Agreement entered into between the Company and the executive officer at the time of the grant. The Stock Option Agreements provide vesting schedules and other terms of the grants in accordance with the 2006 Stock Option Plan.

Proxy

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding outstanding stock option awards under the Third Amended and Restated AutoZone, Inc. 1996 Stock Option Plan ("1996 Stock Option Plan") and the 2006 Stock Option Plan and unvested shares under the Executive Stock Purchase Plan for the Company's Named Executive Officers as of August 29, 2009:

		Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options(1)					
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Stock that have not Vested(2)	Market Value of Shares of Stock that have not Vested(3)
William C. Rhodes III	09/20/01	2,000	0	$ 43.90	09/20/11		
	09/20/01	18,000	0	$ 43.90	09/21/11		
	09/06/02	2,000	0	$ 71.12	09/06/12		
	09/06/02	38,000	0	$ 71.12	09/07/12		
	09/05/03	1,800	0	$ 89.18	09/05/13		
	09/05/03	25,200	0	$ 89.18	09/06/13		
	09/28/04	30,000	0	$ 75.64	09/29/14		
	03/13/05	50,000	0	$ 98.30	03/14/15		
	10/15/05	750	250	$ 82.00	10/15/15		
	10/15/05	36,750	12,250	$ 82.00	10/16/15		
	09/26/06	750	750	$103.44	09/26/16		
	09/26/06	21,750	21,750	$103.44	09/27/16		
	09/25/07	350	1,050	$115.38	09/25/17		
	09/25/07	9,650	28,950	$115.38	09/26/17		
	09/22/08	0	32,000	$130.79	09/23/18		
	09/30/08					5	$ 742
	12/31/08					138	$20,486
	03/31/09					4	$ 594
	06/30/09					5	$ 742
Totals		237,000	97,000			152	$22,564
William T. Giles	06/06/06	30,000	10,000	$ 89.76	06/07/16		
	09/26/06	1,000	1,000	$103.44	09/26/16		
	09/26/06	11,500	11,500	$103.44	09/27/16		
	09/25/07	400	1,200	$115.38	09/25/17		
	09/25/07	5,350	16,050	$115.38	09/26/17		
	09/22/08	0	18,400	$130.79	09/23/18		
	12/31/08					42	$ 6,235
Totals		48,250	58,150				

Proxy

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options(1) Exercisable	Unexercisable	Option Exercise Price	Option Expiration Date	Stock Awards: Number of Shares of Stock that have not Vested(2)	Market Value of Shares of Stock that have not Vested(3)
Robert D. Olsen	04/24/00	50,000	0	$ 24.94	04/25/10		
	09/20/01	18,000	0	$ 43.90	09/21/11		
	09/06/02	24,000	0	$ 71.12	09/07/12		
	09/05/03	23,200	0	$ 89.18	09/06/13		
	09/28/04	20,000	0	$ 75.64	09/29/14		
	04/07/05	5,000	0	$ 86.55	04/08/15		
	10/15/05	0	250	$ 82.00	10/15/15		
	10/15/05	16,125	5,375	$ 82.00	10/16/15		
	09/26/06	0	750	$103.44	09/26/16		
	09/26/06	11,750	11,750	$103.44	09/27/16		
	09/25/07	350	1,050	$115.38	09/25/17		
	09/25/07	5,400	16,200	$115.38	09/26/17		
	09/22/08	0	23,000	$130.79	09/23/18		
Totals		173,825	58,375				
James A. Shea	04/07/05	2,500	0	$ 86.55	04/08/15		
	10/15/05	0	500	$ 82.00	10/15/15		
	10/15/05	0	5,750	$ 82.00	10/16/15		
	09/26/06	0	1,000	$103.44	09/26/16		
	09/26/06	0	11,500	$103.44	09/27/16		
	09/25/07	5,750	17,250	$115.38	09/26/17		
	09/22/08	0	18,400	$130.79	09/23/18		
Totals		8,250	54,400				
Harry L. Goldsmith	09/20/01	2,000	0	$ 43.90	09/20/11		
	09/20/01	8,000	0	$ 43.90	09/21/11		
	09/06/02	2,000	0	$ 71.12	09/06/12		
	09/06/02	24,000	0	$ 71.12	09/07/12		
	09/05/03	1,800	0	$ 89.18	09/05/13		
	09/05/03	33,200	0	$ 89.18	09/06/13		
	09/28/04	30,000	0	$ 75.64	09/29/14		
	04/07/05	10,000	0	$ 86.55	04/08/15		
	10/15/05	750	250	$ 82.00	10/15/15		
	10/15/05	16,125	5,375	$ 82.00	10/16/15		
	09/26/06	750	750	$103.44	09/26/16		
	09/26/06	11,750	11,750	$103.44	09/27/16		
	09/25/07	350	1,050	$115.38	09/25/17		
	09/25/07	4,900	14,700	$115.38	09/26/17		
	09/22/08	0	16,800	$130.79	09/23/18		
	12/31/08					25	$ 3,711
Totals		145,625	50,675				

(1) Stock options vest annually in one-fourth increments over a four-year period. Both incentive stock options and non-qualified stock options have been awarded.

(2) Represents shares acquired pursuant to unvested share options granted under the Executive Stock Purchase Plan. Such shares vest on the first anniversary of the date the option was exercised under the plan, and will vest immediately upon a participant's termination of employment without cause or the participant's death, disability or retirement.

(3) Based on the closing price of AutoZone common stock on August 28, 2009 ($148.45 per share).

Proxy

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding stock option exercises and vested stock awards for the Company's Named Executive Officers during the fiscal year ended August 29, 2009:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)(1)**	**Value Realized on Vesting ($)(2)**
William C. Rhodes III	—	—	169	23,671
William T. Giles	—	—	—	—
Robert D. Olsen	7,300	—(3)	—	—
James A. Shea	51,250	2,521,768	—	—
Harry L. Goldsmith	10,000	1,134,339	—	—

(1) Represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" on page 21 for more information about this plan.

(2) Based on the closing price of AutoZone common stock on the vesting date.

(3) Represents shares acquired, and subsequently retained, upon exercise of Incentive Stock Options. The value of the shares, based on the August 28, 2009 closing price of $148.45, is $1,083,685.

PENSION BENEFITS

The following table sets forth information regarding pension benefits for the Company's Named Executive Officers as of August 29, 2009:

Name	**Plan Name**	**Number of Years of Credited Service**	**Present Value of Accumulated Benefit ($)(1)**	**Payments During Last Fiscal Year ($)**
William C. Rhodes III	AutoZone, Inc. Associates Pension Plan	7	37,015	—
	AutoZone, Inc. Executive Deferred Compensation Plan		22,302	—
William T. Giles	N/A			—
Robert D. Olsen	AutoZone, Inc. Associates Pension Plan	7	76,512	—
	AutoZone, Inc. Executive Deferred Compensation Plan		80,737	—
James A. Shea	N/A			—
Harry L. Goldsmith	AutoZone, Inc. Associates Pension Plan	9	117,476	—
	AutoZone, Inc. Executive Deferred Compensation Plan		140,781	—

(1) As the plan benefits were frozen as of December 31, 2002, there is no service cost and increases in future compensation levels no longer impact the calculations. The benefit of each participant is accrued based on a funding formula computed by our independent actuaries, Mercer. See Note K, Pension and Savings Plans, to our consolidated financial statements in our 2009 Annual Report for a discussion of our assumptions used in determining the present value of the accumulated pension benefits.

Prior to January 1, 2003, substantially all full-time AutoZone employees were covered by a defined benefit pension plan, the AutoZone, Inc. Associates Pension Plan (the "Pension Plan"). The Pension Plan is a traditional defined benefit pension plan which covered full-time AutoZone employees who were at least 21 years old and had completed one year of service with the Company. The benefits under the Pension Plan were based on years of service and the employee's highest consecutive five-year average compensation. Compensation included total annual earnings shown on Form W-2 plus any amounts directed on a tax-deferred basis into Company-sponsored benefit plans, but did not include reimbursements or other expense allowances, cash or non-cash fringe benefits, moving expenses, non-cash compensation (regardless of whether it resulted in imputed income), long-term cash incentive payments, payments under any insurance plan, payments under any weekly-paid indemnity plan, payments under any long term disability plan, nonqualified deferred compensation, or welfare benefits.

AutoZone also maintained a supplemental defined benefit pension plan for certain highly compensated employees to supplement the benefits under the Pension Plan as part of our Executive Deferred Compensation Plan (the "Supplemental Pension Plan"). The purpose of the Supplemental Pension Plan was to provide any benefit that could not be provided under the qualified plan due to IRS limitations on the amount of salary that could be recognized in the qualified plan. The benefit under the Supplemental Pension Plan is the difference between (a) the amount of benefit determined under the Pension Plan formula but using the participant's total compensation without regard to any IRS limitations on salary that can be recognized under the qualified plan, less (b) the amount of benefit determined under the Pension Plan formula reflecting the IRS limitations on compensation that can be reflected under a qualified plan.

In December 2002, both the Pension Plan and the Supplemental Pension Plan were frozen. Accordingly, all benefits to all participants in the Pension Plan were fixed and could not increase, and no new participants could join the plans.

Annual benefits to the Named Executive Officers are payable upon retirement at age 65. Sixty monthly payments are guaranteed after retirement. The benefits will not be reduced by Social Security or other amounts received by a participant. The basic monthly retirement benefit is calculated as 1% of average monthly compensation multiplied by a participant's years of credited service. Benefits under the Pension Plan may be taken in one of several different annuity forms. The actual amount a participant would receive depends upon the payment method chosen.

A participant in the Pension Plan is eligible for early retirement under the plan if he or she is at least 55 years old AND was either (a) a participant in the original plan as of June 19, 1976; or (b) has completed at least ten (10) years of service for vesting (i.e. years in which the participant worked at least 1,000 hours after becoming a Pension Plan participant). The early retirement date will be the first of any month after the participant meets these requirements and chooses to retire. Benefits may begin immediately, or the participant may elect to begin receiving them on the first of any month between the date he or she actually retires and the normal retirement date. If a participant elects to begin receiving an early retirement benefit before the normal retirement date, the amount of the accrued benefit will be reduced according to the number of years by which the start of benefits precedes the normal retirement date. Mr. Goldsmith is eligible for early retirement under the Pension Plan.

Messrs. Rhodes, Goldsmith, and Olsen are participants in the Pension Plan and the Supplemental Pension Plan. No named officers received payment of a retirement benefit in fiscal 2009.

NONQUALIFIED DEFERRED COMPENSATION

The following table sets forth information regarding nonqualified deferred compensation for the Company's Named Executive Officers as of and for the year ended August 29, 2009.

Name	Plan	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
William C. Rhodes III. . . .	Executive Deferred Compensation Plan	283,262	51,065	(101,703)	—	1,473,366
William T. Giles.	Executive Deferred Compensation Plan	31,447	21,252	2,081	—	128,655
Robert D. Olsen	Executive Deferred Compensation Plan	35,907	19,387	37,746	—	339,811
James A. Shea	Executive Deferred Compensation Plan	168,084	20,173	10,270	—	717,952
Harry L. Goldsmith	Executive Deferred Compensation Plan	31,479	16,247	(20,550)	(47,431)	247,735

(1) Represents contributions by the Named Executive Officers under the AutoZone, Inc. Executive Deferred Compensation Plan (the "EDCP"). Such contributions are included under the appropriate "Salary" and "Non-Equity Incentive Plan Compensation" columns for the Named Executive Officers in the Summary Compensation Table.

(2) Represents matching contributions by the Company under the EDCP. Such contributions are included under the "All Other Compensation" column for the Named Executive Officers in the Summary Compensation Table.

(3) Represents the difference between the aggregate balance at end of fiscal 2009 and the end of fiscal 2008, excluding (i) contributions made by the executive officer and the Company during fiscal 2009 and (ii) any withdrawals or distributions during fiscal 2009. None of the earnings in this column were included in the Summary Compensation Table because they were not preferential or above market.

Officers of the Company with the title of vice president or higher based in the United States are eligible to participate in the EDCP after their first year of employment with the Company. As of August 29, 2009, there were 43 such officers of the Company. The EDCP is a nonqualified plan that allows officers who participate in AutoZone's 401(k) plan to make a pretax deferral of base salary and bonus compensation. Officers may defer up to 25% of base salary and bonus, minus deferrals under the 401(k) plan. The Company matches 100% of the first 3% of deferred compensation and 50% of the next 2% deferred. Participants may select among various mutual funds in which to invest their deferral accounts. Participants may elect to receive distribution of their deferral accounts at retirement or starting in a specific future year of choice before or after anticipated retirement (but not later than the year in which the participant reaches age 75). If a participant's employment with AutoZone terminates other than by retirement or death, the account balance will be paid in a lump sum payment six months after termination of employment. There are provisions in the EDCP for withdrawal of all or part of the deferral account balance in the event of an extreme and unforeseen financial hardship.

Proxy

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our executive officers may receive certain benefits if their employment terminates under specified circumstances. These benefits derive from Company policies, plans, agreements and arrangements described below.

Agreement with Mr. Rhodes

In February 2008, Mr. Rhodes and AutoZone entered into an agreement (the "Agreement") setting forth the severance arrangements previously approved by the Board of Directors in connection with Mr. Rhodes's appointment as President and Chief Executive Officer and by the Compensation Committee in September 2007. The Agreement provides that if Mr. Rhodes' employment is terminated by the Company without cause, he will receive severance benefits consisting of an amount equal to 2.99 times his then-current base salary, a lump sum prorated share of any unpaid annual bonus incentive for periods during which he was employed, and AutoZone will pay the cost of COBRA premiums to continue his medical, dental and vision insurance benefits for up to 18 months to the extent such premiums exceed the amount Mr. Rhodes had been paying for such coverage during his employment. The Agreement further provides that Mr. Rhodes will not compete with AutoZone or solicit its employees for a three-year period after his employment with AutoZone terminates.

Executive Officer Agreements (Messrs. Giles and Shea)

In February 2008, AutoZone's executive officers who do not have written employment agreements, including Messrs. Giles and Shea, entered into agreements ("Severance and Non-Compete Agreements") with the Company providing that if their employment is involuntarily terminated without cause, and if they sign an agreement waiving certain legal rights, they will receive severance benefits in the form of salary continuation for a period of time ranging from 12 months to 24 months, depending on their length of service at the time of termination. Mr. Giles presently has three years of service, and Mr. Shea has five.

Years of Service	Severance Period
0 – 1	12 months
2 – 5	18 months
Over 5	24 months

The executives will also receive a lump sum prorated share of their annual bonus incentive when such incentives are paid to similarly-situated executives. Medical, dental and vision insurance benefits generally continue through the severance period up to a maximum of 18 months, with the Company paying the cost of COBRA premiums to the extent such premiums exceed the amount the executive had been paying for such coverage. An appropriate level of outplacement services may be provided based on individual circumstances.

The Severance and Non-Compete Agreement further provides that the executive will not compete with AutoZone or solicit its employees for a two-year period after his or her employment with AutoZone terminates.

Employment Agreements (Messrs. Goldsmith and Olsen)

Mr. Goldsmith's and Mr. Olsen's employment agreements (each, an "Employment Agreement") were amended and restated on December 29, 2008, to bring them into compliance with Section 409A of the Internal Revenue Code. The Employment Agreements, originally dated 1999 and 2000, respectively, continue until terminated either by the executive or by AutoZone. Mr. Olsen's Employment Agreement was further amended on September 29, 2009, to be effective November 1, 2009, as discussed below (the "Amendment").

If an Employment Agreement is terminated by AutoZone for cause, or by the executive for any reason, the executive will cease to be an employee, and will cease to receive salary, bonus, and other benefits. "Cause" is defined as the willful engagement by the executive in conduct which is demonstrably or materially injurious to AutoZone, monetarily or otherwise. No act or failure to act by the executive will be considered "willful" unless done, or omitted to be done, by the executive not in good faith and without reasonable belief that his action or omission was in the best interest of AutoZone.

If an Employment Agreement is terminated by AutoZone without cause, and the executive experiences a "separation from service" (within the meaning of Section 409A and related regulations), Mr. Goldsmith will receive certain benefits for three years after the termination date, and if such separation from service occurs prior to November 1, 2009, Mr. Olsen will receive certain benefits for two years after the termination date (each, a "Continuation Period"). Effective November 1, 2009, Mr. Olsen's Continuation Period will change to one year, pursuant to the Amendment. Each executive will receive his then-current base salary during his Continuation Period, and will receive a prorated bonus for the fiscal year in which he was terminated, but no bonuses thereafter. Each executive's stock options that would have vested during his Continuation Period will immediately vest on his termination date, and all vested stock options may be exercised in accordance with the respective stock option agreements until 30 days after the end of his Continuation Period or the expiration of the stock option, whichever comes first. Medical, dental and vision benefit coverage for the executive and/or his dependents under an AutoZone group health plan will continue for a period of time equal to the sum of the executive's maximum COBRA coverage period plus his Continuation Period. Each executive will also receive a lump sum payment equal to a multiple of the total aggregate annual COBRA premium costs for group medical, dental and vision benefit coverage for himself and his dependents as in effect immediately prior to his termination. This multiple for Mr. Goldsmith is 3X and for Mr. Olsen is 2X until November 1, 2009, at which time it will change to 1X pursuant to the Amendment.

Each executive agrees to release AutoZone from any and all obligations other than those set forth in his Employment Agreement. If either executive is terminated from his position by AutoZone, or by the executive for reasons other than a change in control, then the executive will be prohibited from competing against AutoZone or hiring AutoZone employees for a period of time equal to his Continuation Period. "Change in control" in each agreement means either the acquisition of a majority of our voting securities by or the sale of substantially all of our assets to a non-affiliate of the company.

The Amendment provides that on November 1, 2009, Mr. Olsen, currently Executive Vice President, Operations, Commercial, Mexico, and ALLDATA, will become Corporate Development Officer, with responsibility for Mexico, ALLDATA, and other strategic initiatives. Mr. Olsen will continue to report to AutoZone's Chairman, President, and Chief Executive Officer, and will devote approximately 32 hours a week to AutoZone's business. The Continuation Period under his Employment Agreement will change from two years to one year, as described above.

Equity Plans

All outstanding, unvested options granted pursuant to the Stock Option Plans, including those held by the Named Executive Officers, will vest immediately upon the option holder's death pursuant to the terms of the stock option agreements.

Unvested share options under our Executive Stock Purchase Plan, which normally are subject to forfeiture if a participant's employment terminates prior to the first anniversary of their acquisition, will vest immediately if the termination is by reason of the participant's death, disability, termination by the Company without cause, or retirement on or after the participant's normal retirement date. The plan defines "disability, "cause," and "normal retirement date."

Life Insurance

AutoZone provides all salaried employees in active full-time employment in the United States a company-paid life insurance benefit in the amount of two times annual earnings. "Annual earnings" exclude stock options but include salary and bonuses received. Additionally, salaried employees are eligible to purchase additional life insurance subject to insurability above certain amounts. The maximum benefit of the company-paid and the additional coverage combined is $5,000,000. All of the Named Executive Officers are eligible for this benefit.

Proxy

Disability Insurance

All full-time officers at the level of vice president and above are eligible to participate in two executive long-term disability plans. Accordingly, AutoZone purchases individual disability policies for its executive officers that pay 70% of the first $7,143 of insurable monthly earnings in the event of disability. Additionally, the executive officers are eligible to receive an executive long-term disability plan benefit in the amount of 70% of the next $35,714 of insurable monthly earnings to a maximum benefit of $25,000 per month. AutoZone purchases insurance to cover this plan benefit. These two benefits combined provide a maximum benefit of $30,000 per month. The benefit payment for these plans may be reduced by deductible sources of income and disability earnings. Mr. Goldsmith is only covered under the group long-term disability program, under which he is eligible to receive 70% of monthly earnings to a maximum benefit of $30,000 per month.

The following table shows the amounts that the Named Executive Officers would have received if their employment had been involuntarily terminated on August 29, 2009. This table does not include amounts related to the Named Executive Officers' vested benefits under our deferred compensation and pension plans or pursuant to stock option awards, all of which are described in the tables above.

Name	Voluntary or for Cause Termination ($)	Involuntary Termination Not for Cause ($)	Change in Control ($)	Disability ($)	Death ($)	Normal Retirement ($)
William C. Rhodes, III(1)						
Severance Pay	—	2,275,390	—	—	—	—
Annual Incentive	—	1,017,977	—	1,017,977	1,017,977	1,017,977
Benefits Continuation	—	10,668	—	—	2,213	—
Unvested Stock Options	—	—	—	—	3,400,570	—
Unvested Stock Awards	—	22,564	—	22,564	22,564	22,564
Disability Benefits	—	—	—	7,667,769	—	—
Life Insurance Benefits	—	—	—	—	3,014,000	—
Total	—	**3,326,599**	—	**8,708,310**	**7,457,324**	**1,040,541**
William T. Giles(2)	—		—			
Severance Pay	—	690,000	—	—	—	—
Annual Incentive	—	372,055	—	372,055	372,055	372,055
Benefits Continuation	—	12,045	—	—	2,020	—
Unvested Stock Options	—	—	—	—	2,044,927	—
Unvested Stock Awards	—	6,235	—	6,235	6,235	6,235
Disability Benefits	—	—	—	5,455,846	—	—
Life Insurance Benefits	—	—	—	—	1,524,000	—
Total	—	**1,080,335**	—	**5,834,136**	**3,949,237**	**378,290**
Robert D. Olsen(3)	—		—			
Salary Continuation	—	900,000	—	—	—	—
Annual Incentive	—	361,564	—	361,564	361,564	361,564
Benefits Continuation	—	26,951	—	—	2,213	—
Unvested Stock Options	—	1,913,044	—	—	1,913,044	—
Disability Benefits	—	—	—	3,135,000	—	—
Life Insurance Benefits	—	—	—	—	1,430,000	—
Total	—	**3,201,559**	—	**3,496,564**	**3,706,821**	**361,564**
James A. Shea(2)	—		—			
Severance Pay	—	667,500	—	—	—	—
Annual Incentive	—	359,752	—	359,752	359,752	359,752
Benefits Continuation	—	7,572	—	—	1,145	—
Unvested Stock Options	—	—	—	—	1,873,339	—
Disability Benefits	—	—	—	319,615	—	—
Life Insurance Benefits	—	—	—	—	1,470,000	—
Total	—	**1,034,824**	—	**679,367**	**3,704,236**	**359,752**

Name	Voluntary or for Cause Termination ($)	Involuntary Termination Not for Cause ($)	Change in Control ($)	Disability ($)	Death ($)	Normal Retirement ($)
Harry L. Goldsmith(3)	—		—			
Salary Continuation	—	1,161,000	—	—	—	—
Annual Incentive	—	312,668	—	312,668	312,668	312,668
Benefits Continuation	—	26,560	—	—	2,289	—
Unvested Stock Options	—	1,753,947	—	—	1,753,947	—
Unvested Stock Awards	—	3,711	—	3,711	3,711	3,711
Disability Benefits	—	—	—	2,547,000	—	—
Life Insurance Benefits	—	—	—	—	1,274,000	—
Total	—	**3,257,886**	—	**2,863,379**	**3,346,615**	**316,379**

(1) Severance Pay, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflects the terms of Mr. Rhodes' Agreement described above. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Unvested stock awards are share options under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, death or normal retirement. Bonus is shown at actual bonus amount for the 2009 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

(2) Severance Pay, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect payments to Mr. Giles and Mr. Shea under the Severance and Non-Compete Agreements described above. Bonus is shown at actual bonus amount for the 2009 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Benefits Continuation refers to medical, dental and vision benefits. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Unvested stock awards are share options under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, death or normal retirement. Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

(3) Salary Continuation, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect payments to Mr. Goldsmith and Mr. Olsen under the terms of their respective Employment Agreements described above. Bonus is shown at actual bonus amount for the 2009 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Upon disability, death or normal retirement, a prorated bonus is paid in accordance with Company policy. Benefits Continuation refers to medical, dental and vision benefits. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Additionally, Messrs. Goldsmith's and Olsen's Employment Agreements provide that in the event of their termination by AutoZone without cause, stock options that would have vested during their "continuation period" (three years for Mr. Goldsmith and two years for Mr. Olsen) vest immediately upon their termination date. Unvested stock awards are share options under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, death or normal retirement. Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

Related Party Transactions

Our Board of Directors has adopted a Related Person Transaction Policy (the "Policy") which requires the Audit Committee of the Board to review and approve or ratify all Related Person Transactions. The Audit Committee is to consider all of the available relevant facts and circumstances of each transaction, including but not limited to the benefits to the Company; the impact on a director's independence in the event the Related Person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties generally. Related Person Transactions must also comply with the policies and procedures specified in our Code of Ethics and Business Conduct and Corporate Governance Principles, as described below.

The Policy also requires disclosure of all Related Person Transactions that are required to be disclosed in AutoZone's filings with the Securities and Exchange Commission, in accordance with all applicable legal and regulatory requirements.

A "Related Person Transaction" is defined in the Policy as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) that occurred since the beginning of the Company's most recent fiscal year in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000 and in which any Related Person had, has or will have a direct or indirect material interest. "Related Persons" include a director or executive officer of the Company, a nominee to become a director of the Company, any person known to be the beneficial owner of more than 5% of any class of the Company's voting securities, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Our Board has adopted a Code of Business Conduct (the "Code of Conduct") that applies to the Company's directors, officers and employees. The Code of Conduct prohibits directors and executive officers from engaging in activities that create conflicts of interest, taking corporate opportunities for personal use or competing with the Company, among other things. Our Board has also adopted a Code of Ethical Conduct for Financial Executives (the "Financial Code of Conduct") that applies to the Company's officers and employees who hold the position of principal executive officer, principal financial officer, principal accounting officer or controller as well as to Company's officers and employees who perform similar functions ("Financial Executives"). The Financial Code of Conduct requires the Financial Executives to, among other things, report any actual or apparent conflict of interest between personal or professional relationships involving Company management and any other Company employee with a role in financial reporting disclosures or internal controls. Additionally, our Corporate Governance Principles require each director who is faced with an issue that presents, or may give the appearance of presenting, a conflict of interest to disclose that fact to the Chairman of the Board and the Secretary, and to refrain from participating in discussions or votes on such issue unless a majority of the Board determines, after consultation with counsel, that no conflict of interest exists as to such matter.

Equity Compensation Plans

Equity Compensation Plans Approved by Stockholders

Our stockholders have approved the 2006 Stock Option Plan, 1996 Stock Option Plan, the Employee Stock Purchase Plan, the Executive Stock Purchase Plan, the Director Compensation Plan and the Director Stock Option Plan.

Equity Compensation Plans Not Approved by Stockholders

The AutoZone, Inc. Second Amended and Restated Director Compensation Plan and the AutoZone, Inc. Fourth Amended and Restated 1998 Director Stock Option Plan were approved by the Board, but were not submitted for approval by the stockholders as then permitted under the rules of the New York Stock Exchange. Both of these plans were terminated in December 2002 and were replaced by the Director Compensation Plan and the Director Stock Option Plan, respectively, after the stockholders approved them. No further grants can be made under the terminated plans. However, any grants made under these plans will continue under the terms of the grant made. Only treasury shares are issued under the terminated plans.

Under the Second Amended and Restated Director Compensation Plan, a non-employee director could receive no more than one-half of the annual retainer and meeting fees immediately in cash, and the remainder of the fees were taken in common stock or deferred in stock appreciation rights.

Under the Fourth Amended and Restated 1998 Director Stock Option Plan, on January 1 of each year, each non-employee director received an option to purchase 1,500 shares of common stock, and each non-employee director who owned common stock worth at least five times the annual fee paid to each non-employee director on an annual basis received an additional option to purchase 1,500 shares of common stock. In addition, each new director received an option to purchase 3,000 shares upon election to the Board of Directors, plus a portion of the annual directors' option grant prorated for the portion of the year actually served in office. These stock option grants were made at the fair market value as of the grant date.

Summary Table

The following table sets forth certain information as of August 29, 2009, with respect to compensation plans under which shares of AutoZone common stock may be issued.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	3,085,337	$99.07	4,263,026
Equity compensation plans not approved by security holders	27,521	$46.68	0
Total	3,112,858	$98.60	4,263,026

Section 16(a) Beneficial Ownership Reporting Compliance

Securities laws require our executive officers, directors, and beneficial owners of more than ten percent of our common stock to file insider trading reports (Forms 3, 4, and 5) with the Securities and Exchange Commission and the New York Stock Exchange relating to the number of shares of common stock that they own, and any changes in their ownership. To our knowledge, all persons related to AutoZone that are required to file these insider trading reports have filed them in a timely manner, except that Mark A. Finestone failed to timely file a Form 4 with respect to a series of transactions in connection with the exercise and sale of two (2) option grants on December 11, 2008. Such transactions were reported on a Form 4 filed on January 21, 2009. Copies of the insider trading reports can be found on the AutoZone corporate website at www.autozoneinc.com.

STOCKHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

Stockholder proposals for inclusion in the Proxy Statement for the Annual Meeting in 2010 must be received by June 28, 2010. In accordance with our Bylaws, stockholder proposals received after August 18, 2010, but by September 17, 2010, may be presented at the Annual Meeting, but will not be included in the Proxy Statement. Any stockholder proposal received after September 18, 2010, will not be eligible to be presented for a vote to the stockholders in accordance with our Bylaws. Any proposals must be mailed to AutoZone, Inc., Attention: Secretary, Post Office Box 2198, Dept. 8074, Memphis, Tennessee 38101-2198.

ANNUAL REPORT

A copy of our Annual Report is being mailed with this Proxy Statement to all stockholders of record.

By order of the Board of Directors,

Harry L. Goldsmith
Secretary

Memphis, Tennessee
October 26, 2009

EXHIBIT A

AUTOZONE, INC.

2010 EXECUTIVE INCENTIVE COMPENSATION PLAN

1. Purpose

The AutoZone, Inc. 2010 Executive Incentive Compensation Plan ("Plan") is designed to provide incentives to eligible employees of AutoZone, Inc. (the "Company") and its affiliates who have significant responsibility for the success and growth of the Company and assist the Company in attracting, motivating, and retaining key employees on a competitive basis. The Plan is designed to ensure that the incentive awards payable pursuant to this Plan to eligible employees of the Company and its affiliates constitute "qualified performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). This Plan is subject to approval by the Company's stockholders pursuant to 26 C.F.R. § 1.162-27(e)(4)(vi) at the annual meeting to be held on December 16, 2009, and shall be effective for the entire 2010 fiscal year; provided, however, that if the stockholders do not approve the Plan at such meeting, the Plan shall not become effective.

2. Administration of the Plan

The Plan shall be administered by the Compensation Committee of the Board of Directors of the Company ("Committee"). The Committee shall be appointed by the Board of Directors of the Company and shall consist solely of two or more "outside directors" of the Company within the meaning of 26 C.F.R. § 1.162-27(e)(3). The Committee shall have the sole discretion and authority to administer and interpret the Plan, including, without limitation, the authority to prescribe, amend and rescind rules, regulations and procedures relating to its administration and to make all other determinations necessary or advisable for administration of the Plan, in accordance with Code Section 162(m). The Committee shall establish the basis for payments under the Plan in relation to the Performance Goals (as defined below) within the first 90 days of the performance period established by the Committee (the "Performance Period"), but in no event after 25 percent of the Performance Period has lapsed. Following the end of the Performance Period, once all of the information necessary for the Committee to determine the Company's performance is made available to the Committee, the Committee shall determine the amount of any incentive award payable to each participant under the Plan; provided, however, that any such determination shall be made no later than 2½ months following the end of the Performance Period. The Committee's interpretations of the Plan, and all actions taken and determinations made by the Committee pursuant to the powers vested in it hereunder, shall be conclusive and binding on all parties concerned, including the Company, its stockholders and any person receiving an incentive award under the Plan.

3. Eligibility

The individuals entitled to participate in the Plan for any Performance Period shall be each of those key employees of the Company or its affiliates as designated in writing by the Committee, in its sole discretion, who is or may become a "covered employee" within the meaning of Code Section 162(m) and whose compensation for the fiscal year in which such employee is so designated or a future fiscal year may be subject to the limit on deductible compensation imposed by Code Section 162(m). No participant or other employee shall, at any time, have a right to participate in the Plan for any Performance Period, notwithstanding having previously participated in the Plan.

4. Incentive Awards

The Committee shall approve the performance goals with respect to any business criteria permitted under the Plan (collectively, the "Performance Goals"), each subject to adjustments as the Committee may specify in writing at such time, and shall establish a formula, standard or schedule which aligns the level of achievement of the Performance Goals with the earned incentive award for each participant. The Performance Goals must be achieved in order for an incentive award to be earned by a participant under the Plan. The Committee shall

Proxy

approve the Performance Goals within the first 90 days of the Performance Period, but in no event after 25 percent of the Performance Period has elapsed, and the Performance Goals may not be changed during the Performance Period, but the thresholds, targets and/or multiplier measures of the Performance Goals shall be subject to such adjustments as the Committee may specify in writing within the first 90 days of the Performance Period, but in no event after 25 percent of the Performance Period has elapsed.

The Performance Goals shall be based on the Company, a subsidiary or division, attaining any one or more of the following:

(a) earnings;

(b) earnings per share;

(c) sales;

(d) market share;

(e) operating or net cash flows;

(f) pre-tax profits;

(g) earnings before interest and taxes (EBIT);

(h) return on invested capital;

(i) economic value added;

(j) return on inventory;

(k) EBIT margin;

(l) gross profit margin;

(m) sales per square foot; or

(n) comparable store sales.

Different measures of goal attainment may be set for different participants, and the Performance Goal may be a single goal or a range with a minimum goal up to a maximum goal, with corresponding increases in the incentive award up to the maximum award, each as determined by the Committee, in its sole discretion, and subject to the requirements of the Plan.

The Committee may, in its sole discretion, approve one or more of the following adjustments to the Performance Goals, provided, that such adjustments are approved by the Committee within the time prescribed by, and otherwise in compliance with, Code Section 162(m): the effect of one-time charges and extraordinary events such as asset write-downs, litigation judgments or settlements, changes in tax laws, accounting principles or other laws or provisions affecting reported results, accruals for reorganization or restructuring, and any other extraordinary non-recurring items, acquisitions or divestitures and any foreign exchange gains or losses.

Payment of an earned incentive award will be made in cash. Upon completion of each fiscal year, the Committee shall review performance versus the established goal, and shall certify (either by written consent or as evidenced by the minutes of a meeting) the specified Performance Goals achieved for the Performance Period (if any) no later than 2½ months following the end of the Performance Period, and direct which award payments are payable under the Plan, if any. No payment will be made if the minimum Performance Goals are not met. The Committee may, in its discretion, reduce or eliminate an individual's award that would have been otherwise paid; provided, however, that in no event shall the Committee increase the amount of compensation that would otherwise be due upon attainment of any Performance Goal with respect to any individual who is a "covered employee" within the meaning of Code Section 162(m). Notwithstanding the foregoing, no individual may receive in any one fiscal year an award under the Plan of an amount greater than $4 million.

5. Miscellaneous Provisions

(a) The Company shall have the right to deduct all federal, state, or local taxes required by law or Company policy to be withheld from any incentive award paid under the Plan.

(b) Nothing contained in this Plan grants to any person any claim or right to any payments under the Plan. Such payments shall be made at the sole discretion of the Committee.

(c) Nothing contained in this Plan or any action taken by the Committee pursuant to this Plan shall be construed as giving an individual any right to be retained in the employ of the Company.

(d) The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any award under the Plan.

(e) The Plan may be amended, subject to the limits of Code Section 162(m), or terminated by the Committee at any time. However, no amendment to the Plan shall be effective without prior approval of the Company's stockholders which would (i) increase the maximum amount that may be paid under the Plan to any person, (ii) modify the business criteria on which the Performance Goals are to be based under the Plan, or (iii) modify the requirements as to eligibility for participation in the Plan.

(f) This Plan shall terminate on the fifth anniversary after the date of approval by the Company's stockholders.

Proxy

(This page intentionally left blank)


AutoZone

form 10-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended August 29, 2009, or

☐ Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______.

Commission file number 1-10714

AUTOZONE, INC.

(Exact name of registrant as specified in its charter)

Nevada	**62-1482048**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

123 South Front Street, Memphis, Tennessee 38103
(Address of principal executive offices) (Zip Code)

(901) 495-6500
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange On which registered
Common Stock ($.01 par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was $7,449,415,374.

The number of shares of Common Stock outstanding as of October 19, 2009, was 49,868,736.

Documents Incorporated By Reference

Portions of the definitive Proxy Statement to be filed within 120 days of August 29, 2009, pursuant to Regulation 14A under the Securities Exchange Act of 1934 for the Annual Meeting of Stockholders to be held December 16, 2009, are incorporated by reference into Part III.

10-K

TABLE OF CONTENTS

Forward-Looking Statements

Certain statements contained in this press release are forward-looking statements. Forward-looking statements typically use words such as "believe," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy," and similar expressions. These are based on assumptions and assessments made by our management in light of experience and perception of historical trends, current conditions, expected future developments and other factors that we believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including without limitation, credit market conditions; the impact of recessionary conditions; competition; product demand; the ability to hire and retain qualified employees; consumer debt levels; inflation; weather; raw material costs of our suppliers; energy prices; war and the prospect of war, including terrorist activity; availability of consumer transportation; construction delays; access to available and feasible financing; and changes in laws or regulations. Certain of these risks are discussed in more detail in the "Risk Factors" section contained in Item IA under Part I of this Annual Report on Form 10-K, and you should read these Risk Factors carefully. Forward-looking statements are not guarantees of future performance and actual results; developments and business decisions may differ from those contemplated by such forward-looking statements, and events described above and in "Risk Factors" could materially and adversely affect our business. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results may materially differ from anticipated results.

PART I

Item 1. Business

Introduction

We are the nation's leading retailer and a leading distributor of automotive replacement parts and accessories. We began operations in 1979 and at August 29, 2009, operated 4,229 stores in the United States and Puerto Rico, and 188 in Mexico. Each of our stores carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At August 29, 2009, in 2,303 of our stores we also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations and public sector accounts. We also sell the ALLDATA brand automotive diagnostic and repair software through www.alldata.com. Additionally, we sell automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and as part of our commercial sales program, through www.autozonepro.com. We do not derive revenue from automotive repair or installation services.

At August 29, 2009, our stores were in the following locations:	Store Count
Alabama	97
Arizona	119
Arkansas	59
California	447
Colorado	62
Connecticut	35
Delaware	10
Florida	196
Georgia	175
Idaho	19
Illinois	208
Indiana	137
Iowa	23
Kansas	38
Kentucky	78
Louisiana	108
Maine	6
Maryland	39
Massachusetts	66
Michigan	145
Minnesota	25
Mississippi	85
Missouri	100
Montana	1
Nebraska	14
Nevada	49
New Hampshire	16
New Jersey	61
New Mexico	58
New York	114
North Carolina	164
North Dakota	1
Ohio	219
Oklahoma	67
Oregon	27
Pennsylvania	109
Puerto Rico	21
Rhode Island	15
South Carolina	75

10-K

South Dakota	2
Tennessee	150
Texas	525
Utah	39
Vermont	1
Virginia	87
Washington	53
Washington, DC	6
West Virginia	23
Wisconsin	50
Wyoming	5
Domestic Total	4,229
Mexico	188
Total	4,417

Marketing and Merchandising Strategy
We are dedicated to providing customers with superior service and quality automotive parts and products at a great value in conveniently located, well-designed stores. Key elements of this strategy are:

Customer Service
Customer service is the most important element in our marketing and merchandising strategy, which is based upon consumer marketing research. We emphasize that our AutoZoners (employees) should always put customers first by providing prompt, courteous service and trustworthy advice. Our electronic parts catalog assists in the selection of parts; and warranties are offered by us or our vendors on many of the parts we sell. Our wide area network in our stores helps us to expedite credit or debit card and check approval processes, to locate parts at neighboring AutoZone stores, and in some cases, to place special orders directly with our vendors.

Our stores generally open at 7:30 or 8 a.m. and close between 8 and 10 p.m. Monday through Saturday and typically open at 9 a.m. and close between 6 and 9 p.m. on Sunday. However, some stores are open 24 hours, and some have extended hours of 6 or 7 a.m. until midnight seven days a week.

We also provide specialty tools through our Loan-A-Tool® program. Customers can borrow a specialty tool, such as a steering wheel puller, for which a do-it-yourself ("DIY") customer or a repair shop would have little or no use other than for a single job. AutoZoners also provide other free services, including check engine light readings where allowed by law, battery charging, the collection of DIY used oil for recycling; and the testing of starters, alternators, batteries, sensors and actuators.

Merchandising
The following tables show some of the types of products that we sell by major category of items:

Failure	Maintenance Items	Discretionary
A/C Compressors	Antifreeze & Windshield Washer Fluid	Air Fresheners
Batteries & Accessories	Brake Drums, Rotors, Shoes & Pads	Cell Phone Accessories
Belts & Hoses	Chemicals, including Brake & Power Steering Fluid, Oil & Fuel Additives	Drinks & Snacks
Carburetors	Oil & Transmission Fluid	Floor Mats & Seat Covers
Chassis	Oil, Air, Fuel & Transmission Filters	Mirrors
Clutches	Oxygen Sensors	Performance Products
CV Axles	Paint & Accessories	Protectants & Cleaners
Engines	Refrigerant & Accessories	Seat Covers
Fuel Pumps	Shock Absorbers & Struts	Sealants & Adhesives
Fuses	Spark Plugs & Wires	Steering Wheel Covers
Ignition	Windshield Wipers	Stereos & Radios
Lighting		Tools
Mufflers		Wash & Wax
Starters & Alternators		
Water Pumps		
Radiators		
Thermostats		

10-K

We believe that the satisfaction of DIY customers and professional technicians is often impacted by our ability to provide specific automotive products as requested. Each store carries the same basic product lines, but we tailor our parts inventory to the makes and models of the vehicles in each store's trade area. Our hub stores carry a larger assortment of products that can be delivered to Commercial customers or to local satellite stores.

We are constantly updating the products that we offer to ensure that our inventory matches the products that our customers demand.

Pricing
We want to be perceived by our customers as the value leader in our industry by consistently providing quality merchandise at the right price, backed by a good warranty and outstanding customer service. On many of our products we offer multiple value choices in a good/better/best assortment, with appropriate price and quality differences from the "good" products to the "better" and "best" products. A key differentiating component versus our competitors is our exclusive line of in-house brands: Valucraft, AutoZone, Duralast and Duralast Gold. We believe that our overall value compares favorably to those of our competitors.

Brand: Advertising and Promotions
We believe that targeted advertising and promotions play important roles in succeeding in today's environment. We are constantly working to understand our customers' wants and needs so that we can build long-lasting, loyal relationships. We utilize promotions and advertising primarily to advise customers about the overall importance of vehicle maintenance, our great value and the availability of high quality parts. Broadcast media is our primary advertising method of driving traffic to our stores. We utilize in-store signage, creative product placement and promotions to help educate customers about products that they need.

Store Design and Visual Merchandising
We design and build stores for high visual impact. The typical AutoZone store utilizes colorful exterior and interior signage, exposed beams and ductwork and brightly lighted interiors. Maintenance products, accessories and non-automotive items are attractively displayed for easy browsing by customers. In-store signage and special displays promote products on floor displays, end caps and the shelf.

Commercial

Our Commercial sales program operates in a highly fragmented market, and we are one of the leading distributors of automotive parts and other products to local, regional and national repair garages, dealers, service stations and public sector accounts in the United States, Puerto Rico and Mexico. As a part of the program we offer credit and delivery to our Commercial customers. The program operates out of 2,303 domestic stores as of August 29, 2009. Through our hub stores, we offer a greater range of parts and products desired by professional technicians; this additional inventory is available for our DIY customers as well. We have sales teams focused on national, regional and public sector Commercial accounts.

Store Operations

Store Formats
Substantially all AutoZone stores are based on standard store formats, resulting in generally consistent appearance, merchandising and product mix. Approximately 85% to 90% of each store's square footage is selling space, of which approximately 40% to 45% is dedicated to hard parts inventory. The hard parts inventory area is generally fronted by counters or pods that run the depth or length of the store, dividing the hard parts area from the remainder of the store. The remaining selling space contains displays of maintenance, accessories and non-automotive items.

We believe that our stores are "destination stores," generating their own traffic rather than relying on traffic created by adjacent stores. Therefore, we situate most stores on major thoroughfares with easy access and good parking.

Store Personnel and Training
Each store typically employs from 10 to 16 AutoZoners, including a manager and, in some cases, an assistant manager. AutoZoners typically have prior automotive experience. All AutoZoners are encouraged to complete tests resulting in certification by the National Institute for Automotive Service Excellence ("ASE"), which is broadly

recognized for training certification in the automotive industry. Although we do on-the-job training, we also provide formal training programs, including an annual national sales meeting, regular store meetings on specific sales and product issues, standardized training manuals and a specialist program that provides training to AutoZoners in several areas of technical expertise from both the Company and from independent certification agencies. Training is supplemented with frequent store visits by management.

Store managers, sales representatives and commercial specialists receive financial incentives through performance-based bonuses. In addition, our growth has provided opportunities for the promotion of qualified AutoZoners. We believe these opportunities are important to attract, motivate and retain high quality AutoZoners.

All store support functions are centralized in our store support centers located in Memphis, Tennessee and Mexico. We believe that this centralization enhances consistent execution of our merchandising and marketing strategies at the store level, while reducing expenses and cost of sales.

Store Automation

All of our stores have Z-net, our proprietary electronic catalog that enables our AutoZoners to efficiently look up the parts that our customers need and to provide complete job solutions, advice and information for customer vehicles. Z-net provides parts information based on the year, make, model and engine type of a vehicle and also tracks inventory availability at the store, at other nearby stores and through special order. The Z-net display screens are placed on the hard parts counter or pods, where both AutoZoners and customers can view the screen. In addition, our wide area network enables the stores to expedite credit or debit card and check approval processes, to access national warranty data, to implement real-time inventory controls and to locate and hold parts at neighboring AutoZone stores.

Our stores utilize our computerized proprietary Store Management System, which includes bar code scanning and point-of-sale data collection terminals. The Store Management System provides administrative assistance and improved personnel scheduling at the store level, as well as enhanced merchandising information and improved inventory control. We believe the Store Management System also enhances customer service through faster processing of transactions, simplified warranty and product return procedures.

Store Development

The following table reflects store development during the past five fiscal years:

	Fiscal Year				
	2009	**2008**	**2007**	**2006**	**2005**
Beginning Domestic Stores	4,092	3,933	3,771	3,592	3,420
New Stores	140	160	163	185	175
Closed Stores	3	1	1	6	3
Net New Stores	137	159	162	179	172
Relocated Stores	9	14	18	18	7
Ending Domestic Stores	4,229	4,092	3,933	3,771	3,592
Ending Mexico Stores	188	148	123	100	81
Ending Total Stores	4,417	4,240	4,056	3,871	3,673

The domestic stores include stores in the United States and Puerto Rico. We believe that expansion opportunities exist both in markets that we do not currently serve, as well as in markets where we can achieve a larger presence. We attempt to obtain high visibility sites in high traffic locations and undertake substantial research prior to entering new markets. The most important criteria for opening a new store are its projected future profitability and its ability to achieve our required investment hurdle rate. Key factors in selecting new site and market locations include population, demographics, vehicle profile, number and strength of competitors' stores and the cost of real estate. In reviewing the vehicle profile, we also consider the number of vehicles that are seven years old and older, "our kind of vehicles," as these are generally no longer under the original manufacturers' warranties and require more maintenance and repair than younger vehicles. We generally seek to open new stores within or contiguous to existing market areas and attempt to cluster development in markets in a relatively short period of time. In addition to continuing to lease or develop our own stores, we evaluate and may make strategic acquisitions.

Purchasing and Supply Chain

Merchandise is selected and purchased for all stores through our store support centers located in Memphis, Tennessee and Mexico. In fiscal 2009, no class of similar products accounted for 10 percent or more of our total sales, nor did any single supplier account for more than 10 percent of our total purchases. We generally have few long-term contracts for the purchase of merchandise. We believe that we have good relationships with suppliers. We also believe that alternative sources of supply exist, at similar cost, for most types of product sold. Most of our merchandise flows through our distribution centers to our stores by our fleet of tractors and trailers or by third-party trucking firms.

Our hub stores have increased our ability to distribute products on a timely basis to many of our stores and to expand our product assortment. A hub store is able to provide replenishment of products sold and deliver other products maintained only in hub store inventories to a store in its coverage area generally within 24 hours. Hub stores are generally replenished from distribution centers multiple times per week.

Competition

The sale of automotive parts, accessories and maintenance items is highly competitive in many areas, including name recognition, product availability, customer service, store location and price. AutoZone competes in both the retail do-it-yourself ("DIY") and commercial do-it-for-me ("DIFM") auto parts and accessories markets.

Competitors include national, regional and local auto parts chains, independently owned parts stores, jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, department stores, hardware stores, supermarkets, drugstores, convenience stores and home stores that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. AutoZone competes on the basis of customer service, including the trustworthy advice of our AutoZoners, merchandise selection and availability, price, product warranty, store layouts and location.

Trademarks and Patents

We have registered several service marks and trademarks in the United States Patent and Trademark office as well as in certain other countries, including our service marks, "AutoZone" and "Get in the Zone," and trademarks, "AutoZone," "Duralast," "Duralast Gold," "Valucraft," "ALLDATA," "Loan-A-Tool" and "Z-net." We believe that these service marks and trademarks are important components of our merchandising and marketing strategy.

Employees

As of August 29, 2009, we employed approximately 60,000 persons, approximately 57 percent of whom were employed full-time. About 92 percent of our AutoZoners were employed in stores or in direct field supervision, approximately 5 percent in distribution centers and approximately 3 percent in store support and other functions. Included in the above numbers are approximately 3,000 persons employed in our Mexico operations.

We have never experienced any material labor disruption and believe that relations with our AutoZoners are generally good.

AutoZone Website

AutoZone's primary website is at http://www.autozone.com. We make available, free of charge, at our investor relations website, http://www.autozoneinc.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, as soon as reasonably feasible after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Executive Officers of the Registrant

The following list describes our executive officers. The title of each executive officer includes the words "Customer Satisfaction" which reflects our commitment to customer service. Officers are elected by and serve at the discretion of the Board of Directors.

William C. Rhodes, III, 44—Chairman, President and Chief Executive Officer, Customer Satisfaction
William C. Rhodes, III, was named Chairman of AutoZone during fiscal 2007 and has been President, Chief Executive Officer and a director since March 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President–Store Operations and Commercial. Prior to fiscal 2005, he had been Senior Vice President–Supply Chain and Information Technology since fiscal 2002, and prior thereto had been Senior Vice President–Supply Chain since 2001. Prior to that time, he served in various capacities within the Company, including Vice President–Stores in 2000, Senior Vice President–Finance and Vice President–Finance in 1999 and Vice President–Operations Analysis and Support from 1997 to 1999. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young LLP.

William T. Giles, 50—Chief Financial Officer and Executive Vice President, Finance, Information Technology and Store Development, Customer Satisfaction
William T. Giles was elected Executive Vice President - Finance, Information Technology and Store Development during fiscal 2007. Prior to that, he was Executive Vice President, Chief Financial Officer and Treasurer from June 2006 to December 2006 and Executive Vice President, Chief Financial Officer since May 2006. From 1991 to May 2006, he held several positions with Linens N' Things, Inc., most recently as the Executive Vice President and Chief Financial Officer. Prior to 1991, he was with Melville, Inc. and PricewaterhouseCoopers.

10-K

Harry L. Goldsmith, 58—Executive Vice President, Secretary and General Counsel, Customer Satisfaction
Harry L. Goldsmith was elected Executive Vice President, General Counsel and Secretary during fiscal 2006. Previously, he was Senior Vice President, General Counsel and Secretary since 1996 and was Vice President, General Counsel and Secretary from 1993 to 1996.

Robert D. Olsen, 56—Executive Vice President—Store Operations, Commercial and Mexico, Customer Satisfaction
Robert D. Olsen has been Executive Vice President–Store Operations, Commercial and Mexico since fiscal 2007. Effective November 1, 2009, he was elected Corporate Development Officer, with primary responsibility for Mexico, ALLDATA and other strategic initiatives. Previously, he was Executive Vice President–Supply Chain, Information Technology, Mexico and Store Development since fiscal 2006 and before that, Senior Vice President since fiscal 2000 with primary responsibility for store development and Mexico operations. From 1993 to 2000, Mr. Olsen was Executive Vice President and Chief Financial Officer of Leslie's Poolmart. From 1985 to 1989, Mr. Olsen held several positions with AutoZone, including Controller, Vice President–Finance, and Senior Vice President and Chief Financial Officer.

James A. Shea, 64—Executive Vice President–Merchandising, Marketing and Supply Chain, Customer Satisfaction
James A. Shea was elected Executive Vice President–Merchandising, Marketing and Supply Chain during fiscal 2007 and has served as Executive Vice President–Merchandising and Marketing since fiscal 2005. He was President and Co-founder of Portero during 2004. Prior to 2004, he was Chief Executive Officer of Party City from 1999 to 2003. From 1995 to 1999, he was with Lechters Housewares where he was Senior Vice President Marketing and Merchandising before being named President in 1997. From 1990 to 1995, he was Senior Vice President of Home for Kaufmanns Department Store, a division of May Company.

Jon A. Bascom, 52—Senior Vice President–Chief Information Officer, Customer Satisfaction
Jon A. Bascom was elected Senior Vice President–Chief Information Officer during fiscal 2008. Previously, he was Vice President–Information Technology since 1996. Since 1989, Mr. Bascom has worked in a variety of leadership roles in applications development, infrastructure, and technology support. Prior to joining AutoZone, Mr. Bascom worked for Malone & Hyde, AutoZone's predecessor company, for 9 years.

Timothy W. Briggs, 48—Senior Vice President–Human Resources, Customer Satisfaction
Timothy W. Briggs was elected Senior Vice President–Human Resources during fiscal 2006. Prior to that, he was Vice President–Field Human Resources since March 2005. From 2002 to 2005, Mr. Briggs was Vice President–

Organization Development. From 1996 to 2002, Mr. Briggs served in various management capacities at the Limited Inc., including Vice President, Human Resources.

Mark A. Finestone, 48—Senior Vice President–Merchandising, Customer Satisfaction
Mark A. Finestone was elected Senior Vice President–Merchandising during fiscal 2008. Previously, he was Vice President–Merchandising since 2002. Prior to joining AutoZone in 2002, Mr. Finestone worked for May Department Stores for 19 years where he held a variety of leadership roles which included Divisional Vice President, Merchandising.

William W. Graves, 49—Senior Vice President–Supply Chain, Customer Satisfaction
William W. Graves was elected Senior Vice President–Supply Chain during fiscal 2006. Prior thereto, he was Vice President–Supply Chain since 2000. From 1992 to 2000, Mr. Graves served in various capacities with the Company.

Lisa R. Kranc, 56—Senior Vice President–Marketing, Customer Satisfaction
Lisa R. Kranc was elected Senior Vice President–Marketing during fiscal 2001. Previously, she was Vice President–Marketing for Hannaford Bros. Co., a Maine-based grocery chain, since 1997, and was Senior Vice President–Marketing for Bruno's, Inc., from 1996 to 1997. Prior to 1996, she was Vice President-Marketing for Giant Eagle, Inc. since 1992.

Thomas B. Newbern, 47—Senior Vice President–Store Operations, Customer Satisfaction
Thomas B. Newbern was elected Senior Vice President–Store Operations during fiscal 2007. Previously, Mr. Newbern held the title Vice President–Store Operations for AutoZone since 1998. A twenty-two year AutoZoner, he has held several key management positions with the Company.

Charlie Pleas, III, 44—Senior Vice President, Controller, Customer Satisfaction
Charlie Pleas, III, was elected Senior Vice President and Controller during fiscal 2007. Prior to that, he was Vice President, Controller since 2003. Previously, he was Vice President–Accounting since 2000, and Director of General Accounting since 1996. Prior to joining AutoZone, Mr. Pleas was a Division Controller with Fleming Companies, Inc. where he served in various capacities from 1988.

Larry M. Roesel, 52—Senior Vice President–Commercial, Customer Satisfaction
Larry M. Roesel joined AutoZone as Senior Vice President–Commercial during fiscal 2007. Mr. Roesel came to AutoZone with more than thirty years of experience with OfficeMax, Inc. and its predecessor, where he served in operations, sales and general management.

Item 1A. Risk Factors

Our business is subject to a variety of risks. Set forth below are certain of the important risks that we face and that could cause actual results to differ materially from historical results. These risks are not the only ones we face. Our business could also be affected by additional factors that are presently unknown to us or that we currently believe to be immaterial to our business.

Continued deterioration in the global credit markets, changes in our credit ratings and macroeconomic factors could adversely affect our financial condition and results of operations.

Our short-term and long-term debt is rated investment grade by the major rating agencies. These investment-grade credit ratings have historically allowed us to take advantage of lower interest rates and other favorable terms on our short-term credit lines, in our senior debt offerings and in the commercial paper markets. To maintain our investment-grade ratings, we are required to meet certain financial performance ratios. An increase in our debt and/or a decline in our earnings could result in downgrades in our credit ratings. A downgrade in our credit ratings could result in an increase in interest rates and more restrictive terms on certain of our senior debt and our commercial paper, could limit our access to public debt markets, could limit the institutions willing to provide credit facilities to us and could significantly increase the interest rates on such facilities from current levels.

Moreover, significant deterioration in the financial condition of large financial institutions has resulted in a severe loss of liquidity and availability of credit in global credit markets and in higher short-term borrowing costs and more stringent borrowing terms. During brief time intervals in the fourth quarter of calendar 2008 and the first quarter of calendar 2009, there was no liquidity in the commercial paper markets, resulting in an absence of commercial paper buyers and extraordinary high interest rates on commercial paper. Persistent recessionary conditions around the world could continue to affect the cost and availability of debt. We can provide no assurance that credit market events such as those that occurred in the fourth quarter of 2008 and the first quarter of 2009 will not occur again in the foreseeable future. Conditions and events in the global credit market could have a material adverse effect on our access to short-term debt and the terms and cost of that debt.

Macroeconomic conditions also impact both our customers and our suppliers. Continued recessionary conditions could result in additional job losses and business failures, which could result in our loss of certain small business customers and curtailment of spending by our retail customers. In addition, continued distress in global credit markets, business failures and other recessionary conditions could have a material adverse effect on the ability of our suppliers to meet our inventory demands. All of these macroeconomic conditions could adversely affect our sales growth, margins and overhead, which could adversely affect our financial condition and operations.

We may not be able to sustain our recent rate of sales growth.

We have increased our store count in the past five fiscal years, growing from 3,483 stores at August 28, 2004, to 4,417 stores at August 29, 2009, an average store count increase per year of 5%. Additionally, we have increased annual revenues in the past five fiscal years from $5.637 billion in fiscal 2004 to $6.817 billion in fiscal 2009, an average increase per year of 4%. Annual revenue growth is driven by the opening of new stores and increases in same-store sales. We open new stores only after evaluating customer buying trends and market demand/needs, all of which could be adversely affected by continued job losses, wage cuts, small business failures and microeconomic conditions unique to the automotive industry. Some of our new store openings are expected to be in Mexico, where legal and political factors can adversely affect our ability to obtain sites or permits to operate new stores. Same store sales are impacted both by customer demand levels and by the prices we are able to charge for our products, which can also be negatively impacted by continued recessionary pressures. We cannot provide any assurance that we will continue to open stores at historical rates or achieve increases in same-store sales.

Our business depends upon qualified employees.

At the end of fiscal 2009, our consolidated employee count was approximately 60,000. We cannot assure that we can continue to hire and retain qualified employees at current wage rates. If we do not maintain competitive wages, our customer service could suffer by reason of a declining quality of our workforce or, alternatively, our earnings could decrease if we increase our wage rates.

If demand for our products slows, then our business may be materially affected.

Demand for products sold by our stores depends on many factors, including:

- *the number of miles vehicles are driven annually.* Higher vehicle mileage increases the need for maintenance and repair. Mileage levels may be affected by gas prices and other factors.
- *the number of vehicles in current service that are seven years old and older.* These vehicles are generally no longer under the original vehicle manufacturers' warranties and tend to need more maintenance and repair than younger vehicles.
- *the weather.* Inclement weather may cause vehicle maintenance to be deferred.
- *the economy.* In periods of rapidly declining economic conditions, both retail DIY and commercial DIFM customers may defer vehicle maintenance or repair. Additionally, such conditions may affect our customers' credit availability. During periods of expansionary economic conditions, more of our DIY customers may pay others to repair and maintain their cars instead of working on their own vehicles or they may purchase new vehicles.

- *rising energy prices*. Increases in energy prices may cause our customers to defer purchases of certain of our products as they use a higher percentage of their income to pay for gasoline and other energy costs.

For the long term, demand for our products may depend upon:

- the quality of the vehicles manufactured by the original vehicle manufacturers and the length of the warranties or maintenance offered on new vehicles; and

- restrictions on access to diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation.

All of these factors could result in immediate and longer term declines in the demand for our products, which could adversely affect our sales, cash flows and overall financial condition.

If we are unable to compete successfully against other businesses that sell the products that we sell, we could lose customers and our sales and profits may decline.

The sale of automotive parts, accessories and maintenance items is highly competitive and is based on many factors, including name recognition, product availability, customer service, store location and price. Competitors are opening locations near our existing stores. AutoZone competes as a supplier in both the DIY and DIFM auto parts and accessories markets.

Competitors include national, regional and local auto parts chains, independently owned parts stores, jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, department stores, hardware stores, supermarkets, drugstores, convenience stores and home stores that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. Although we believe we compete effectively on the basis of customer service, including the knowledge and expertise of our AutoZoners; merchandise quality, selection and availability; product warranty; store layout, location and convenience; price; and the strength of our AutoZone brand name, trademarks and service marks; some competitors may gain competitive advantages, such as greater financial and marketing resources, larger stores with more merchandise, longer operating histories, more frequent customer visits and more effective advertising. If we are unable to continue to develop successful competitive strategies, or if our competitors develop more effective strategies, we could lose customers and our sales and profits may decline.

If we cannot profitably increase our market share in the commercial auto parts business, our sales growth may be limited.

Although we are one of the largest sellers of auto parts in the commercial market, to increase commercial sales we must compete against national and regional auto parts chains, independently owned parts stores, wholesalers and jobbers, repair shops and auto dealers. Although we believe we compete effectively on the basis of customer service, merchandise quality, selection and availability, price, product warranty and distribution locations, and the strength of our AutoZone brand name, trademarks and service marks, some automotive aftermarket jobbers have been in business for substantially longer periods of time than we have, have developed long-term customer relationships and have large available inventories. If we are unable to profitably develop new commercial customers, our sales growth may be limited.

Consolidation among our competitors may negatively impact our business.

Recently some of our competitors have merged. Consolidation among our competitors could enhance their financial position, provide them with the ability to achieve better purchasing terms allowing them to provide more competitive prices to customers for whom we compete, and allow them to achieve efficiencies in their mergers that allow for more effective use of advertising and marketing dollars and allow them to more effectively compete for customers. These consolidated competitors could take sales volume away from us in certain markets and could cause us to change our pricing with a negative impact on our margins or could cause us to spend more money to maintain customers or seek new customers, all of which could negatively impact our business.

War or acts of terrorism or the threat of either, may negatively impact availability of merchandise and adversely impact our sales.

War or acts of terrorism, or the threat of either, may have a negative impact on our ability to obtain merchandise available for sale in our stores. Some of our merchandise is imported from other countries. If imported goods become difficult or impossible to bring into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our sales and profit margins may be negatively affected.

In the event that commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution centers and stores.

Rising energy prices may negatively impact our profitability.

As mentioned above, rising energy prices may impact demand for the products that we sell, overall transaction count and our profitability. Higher energy prices impact our merchandise distribution, commercial delivery, utility and product costs.

Our largest stockholder, as a result of its voting ownership, may have the ability to exert substantial influence over actions to be taken or approved by our stockholders.

As of October 19, 2009, ESL Investments, Inc. and certain of its investment affiliates (together, "ESL") beneficially owned approximately 40% of the outstanding shares of our common stock. As a result, ESL may have the ability to exert substantial influence over actions to be taken or approved by our stockholders, including the election of directors and any transactions involving a change of control.

In the future, ESL may acquire or sell shares of common stock and thereby increase or decrease its ownership stake in us. Significant fluctuations in their level of ownership could have an impact on our share price.

In June 2008, we entered into an agreement with ESL (the "ESL Agreement"), in which ESL has agreed to vote shares of our common stock owned by ESL in excess of 40% in the same proportion as all non-ESL-owned shares are voted. Following the annual meeting of stockholders of the Company for the fiscal year ending on August 29, 2009, the applicable percentage threshold is reduced from 40% to 37.5% of the then outstanding common stock. Additionally, under the terms of the agreement, the Company added two directors in August 2008 that were identified by ESL. William C. Crowley, one of the two appointed directors, is the President and Chief Operating Officer of ESL Investments, Inc. The ESL Agreement is filed as Exhibit 10.22 to this Form 10-K.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table reflects the square footage and number of leased and owned properties for our stores as of August 29, 2009:

	No. of Stores	Square Footage
Leased	2,171	13,494,994
Owned	2,246	15,055,332
Total	4,417	28,550,326

We have 4.0 million square feet in distribution centers servicing our stores, of which approximately 1.3 million square feet is leased and the remainder is owned. Our distribution centers are located in Arizona, California, Georgia, Illinois, Ohio, Pennsylvania, Tennessee, Texas and Mexico. Our primary store support center, which we own, is located in Memphis, Tennessee, and consists of approximately 260,000 square feet. We also own and lease other properties that are not material in the aggregate.

Item 3. Legal Proceedings

AutoZone, Inc. is a defendant in a lawsuit entitled "Coalition for a Level Playing Field, L.L.C., et al., v. AutoZone, Inc. et al.," filed in the U.S. District Court for the Southern District of New York in October 2004. The case was filed by more than 200 plaintiffs, which are principally automotive aftermarket warehouse distributors and jobbers (collectively "Plaintiffs"), against a number of defendants, including automotive aftermarket retailers and aftermarket automotive parts manufacturers. In the amended complaint, the plaintiffs allege, inter alia, that some or all of the automotive aftermarket retailer defendants have knowingly received, in violation of the Robinson-Patman Act (the "Act"), from various of the manufacturer defendants benefits such as volume discounts, rebates, early buy allowances and other allowances, fees, inventory without payment, sham advertising and promotional payments, a share in the manufacturers' profits, benefits of pay on scan purchases, implementation of radio frequency identification technology, and excessive payments for services purportedly performed for the manufacturers. Additionally, a subset of plaintiffs alleges a claim of fraud against the automotive aftermarket retailer defendants based on discovery issues in a prior litigation involving similar Robinson-Patman Act claims. In the prior litigation, the discovery dispute, as well as the underlying claims, were decided in favor of AutoZone and the other automotive aftermarket retailer defendants who proceeded to trial, pursuant to a unanimous jury verdict which was affirmed by the Second Circuit Court of Appeals. In the current litigation, plaintiffs seek an unspecified amount of damages (including statutory trebling), attorneys' fees, and a permanent injunction prohibiting the aftermarket retailer defendants from inducing and/or knowingly receiving discriminatory prices from any of the aftermarket manufacturer defendants and from opening up any further stores to compete with plaintiffs as long as defendants allegedly continue to violate the Act. The Company believes this suit to be without merit and is vigorously defending against it. The Company is unable to estimate a loss or possible range of loss as of August 29, 2009. Defendants have filed motions to dismiss all claims with prejudice on substantive and procedural grounds. Additionally, the Defendants have sought to enjoin plaintiffs from filing similar lawsuits in the future. If granted in their entirety, these dispositive motions would resolve the litigation in Defendants' favor.

AutoZone is involved in various other legal proceedings incidental to the conduct of our business. Although the amount of liability that may result from these other proceedings cannot be ascertained, we do not currently believe that, in the aggregate, they will result in liabilities material to our financial condition, results of operations, or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

AutoZone's common stock is listed on the New York Stock Exchange under the symbol "AZO." On October 19, 2009, there were 3,381 stockholders of record, which does not include the number of beneficial owners whose shares were represented by security position listings.

We currently do not pay a cash dividend on our common stock. Any payment of dividends in the future would be dependent upon our financial condition, capital requirements, earnings, cash flow and other factors.

The following table sets forth the high and low sales prices per share of common stock, as reported by the New York Stock Exchange, for the periods indicated:

	Price Range of Common Stock	
	High	Low
Fiscal Year Ended August 29, 2009:		
Fourth quarter	$164.38	$141.00
Third quarter	$169.99	$129.21
Second quarter	$145.77	$ 92.52
First quarter	$143.80	$ 84.66
Fiscal Year Ended August 30, 2008:		
Fourth quarter	$142.49	$110.39
Third quarter	$126.85	$108.89
Second quarter	$132.44	$103.07
First quarter	$125.75	$107.10

10-K

During 1998 the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The program was last amended in June 2009, to increase the repurchase authorization to $7.9 billion from $7.4 billion. The program does not have an expiration date.

Shares of common stock repurchased by the Company during the quarter ended August 29, 2009, were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs
May 10, 2009, to June 6, 2009	437,000	$155.54	437,000	$828,506,506
June 7, 2009, to July 4, 2009	1,783,355	$155.45	1,783,355	551,279,167
July 5, 2009, to August 1, 2009	1,204,593	$153.87	1,204,593	365,934,289
August 2, 2009, to August 29, 2009	386,308	$147.17	386,308	309,082,914
Total	3,811,256	$154.12	3,811,256	$309,082,914

The Company also repurchased, at fair value, an additional 37,190 shares in fiscal 2009, 39,235 shares in fiscal 2008, and 65,152 shares in fiscal 2007 from employees electing to sell their stock under the Company's Third Amended and Restated Employee Stock Purchase Plan, qualified under Section 423 of the Internal Revenue Code, under which all eligible employees may purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the plan, 29,147 shares were sold to employees in fiscal 2009, 36,147 shares were sold to employees in fiscal 2008, and 39,139 shares were sold to employees in fiscal 2007. At August 29, 2009, 320,603 shares of common stock were reserved for future issuance under this plan. Under the Amended and Restated Executive Stock Purchase Plan all eligible executives are permitted to purchase AutoZone's common stock up to 25 percent of his or her annual salary and bonus. Purchases by executives under this plan were 1,705 shares in fiscal 2009, 1,793 shares in fiscal 2008, and 1,257 shares in fiscal 2007. At August 29, 2009, 259,539 shares of common stock were reserved for future issuance under this plan.

Stock Performance Graph

This graph shows, from the end of fiscal year 2004 to the end of fiscal year 2009, changes in the value of $100 invested in each of the following: AutoZone's common stock, Standard & Poor's 500 Composite Index, and a peer group consisting of other automotive aftermarket retailers.



Comparison of Cumulative Five Year Total Return
$250
$200
$150
$100
$50
$0
8/28/04
8/27/05
8/26/06
8/25/07
8/30/08
8/29/09
AutoZone, Inc.
S&P 500 Index
Peer Group

Company Name / Index	8/28/04	8/27/05	8/26/06	8/25/07	8/30/08	8/29/09
AutoZone, Inc.	**100**	126.66	115.72	163.56	182.10	196.99
S&P 500 Index	**100**	110.80	121.35	141.16	124.98	103.00
Peer Group	**100**	130.88	116.05	141.96	133.43	140.88

The peer group consists of Advance Auto Parts, Inc., CSK Auto Corporation (through 7/11/08), Genuine Parts Company, O'Reilly Automotive, Inc., and The Pep Boys-Manny, Moe & Jack.

Item 6. Selected Financial Data

(in thousands, except per share data and selected operating data)	Fiscal Year Ended August				
	2009[2]	2008[1][2]	2007[2]	2006[2]	2005[3]
Income Statement Data					
Net sales	$ 6,816,824	$ 6,522,706	$ 6,169,804	$ 5,948,355	$ 5,710,882
Cost of sales, including warehouse and delivery expenses	3,400,375	3,254,645	3,105,554	3,009,835	2,918,334
Gross profit	3,416,449	3,268,061	3,064,250	2,938,520	2,792,548
Operating, selling, general and administrative expenses	2,240,387	2,143,927	2,008,984	1,928,595	1,816,884
Operating profit	1,176,062	1,124,134	1,055,266	1,009,925	975,664
Interest expense – net	142,316	116,745	119,116	107,889	102,443
Income before income taxes	1,033,746	1,007,389	936,150	902,036	873,221
Income taxes	376,697	365,783	340,478	332,761	302,202
Net income	$ 657,049	$ 641,606	$ 595,672	$ 569,275	$ 571,019
Diluted earnings per share	$ 11.73	$ 10.04	$ 8.53	$ 7.50	$ 7.18
Adjusted weighted average shares for diluted earnings per share	55,992	63,875	69,844	75,859	79,508
Same Store Sales					
Increase (decrease) in domestic comparable store net sales[4]	4.4%	0.4%	0.1%	0.4%	(2.1)%
Balance Sheet Data					
Current assets	$ 2,561,730	$ 2,586,301	$ 2,270,455	$ 2,118,927	$ 1,929,459
Working capital (deficit)	(145,022)	66,981	(15,439)	64,359	118,300
Total assets	5,318,405	5,257,112	4,804,709	4,526,306	4,245,257
Current liabilities	2,706,752	2,519,320	2,285,895	2,054,568	1,811,159
Debt	2,726,900	2,250,000	1,935,618	1,857,157	1,861,850
Long-term capital leases	38,029	48,144	39,073	—	—
Stockholders' equity (deficit)	$ (433,074)	$ 229,687	$ 403,200	$ 469,528	$ 391,007
Selected Operating Data					
Number of domestic stores at beginning of year	4,092	3,933	3,771	3,592	3,420
New stores	140	160	163	185	175
Closed stores	3	1	1	6	3
Net new stores	137	159	162	179	172
Relocated stores	9	14	18	18	7
Number of domestic stores at end of year	4,229	4,092	3,933	3,771	3,592
Number of Mexico stores at end of year	188	148	123	100	81
Number of total stores at end of year	4,417	4,240	4,056	3,871	3,673
Total store square footage (in thousands)	28,550	27,291	26,044	24,713	23,369
Average square footage per store	6,464	6,437	6,421	6,384	6,362
Increase in store square footage	5%	5%	5%	6%	6%
Inventory per store	$ 500	$ 507	$ 495	$ 477	$ 453
Average net sales per store (in thousands)	$ 1,575	$ 1,572	$ 1,557	$ 1,577	$ 1,596
Average net sales per store square foot	$ 239	$ 239	$ 237	$ 241	$ 244
Total employees at end of year (in thousands)	60	57	55	53	52
Merchandise under pay-on-scan arrangements (in thousands)	$ 3,530	$ 6,732	$ 22, 387	$ 92,142	$ 151,682
Inventory turnover[5]	1.5x	1.6x	1.6x	1.7x	1.8x
Accounts payable to inventory ratio	96.0%	95.0%	93.2%	92.0%	92.5%
After-tax return on invested capital[6]	24.4%	24.0%	22.7%	22.2%	23.9%
Adjusted debt to EBITDAR[7]	2.5	2.2	2.1	2.1	2.1
Net cash provided by operating activities (in thousands)	$ 923,808	$ 921,100	$ 845,194	$ 822,747	$ 648,083
Cash flow before share repurchases and changes in debt (in thousands)[8]	$ 673,347	$ 690,621	$ 678,522	$ 599,507	$ 432,210

(1) Consisted of 53 weeks.

(2) As a result of the adoption of SFAS 123 (R) in fiscal 2006, operating results include a pre-tax non-cash expense for share-based compensation of $19.1 million in fiscal 2009, $18.4 million in fiscal 2008, $18.5 million in fiscal 2007, and $17.4 million in fiscal 2006

(3) Fiscal 2005 operating results include a $40.3 million pre-tax non-cash charge related to lease accounting, which includes the impact on prior years and reflects additional amortization of leasehold improvements and

additional rent expense, and a $21.3 million income tax benefit from the repatriation of earnings from our Mexican operations and other discrete income tax items.

(4) *The domestic comparable sales increases (decreases) are based on sales for all domestic stores open at least one year. Relocated Stores are included in the same store sales computation based on the year the original store was opened. Closed store sales are included in the same store sales computation up to the week it closes, and excluded from the computation for all periods subsequent to closing.*

(5) *Inventory turnover is calculated as cost of sales divided by the average merchandise inventory balance over the year. The calculation includes cost of sales related to pay-on-scan sales, which were $5.8 million for the 52 weeks ended August 29, 2009, $19.2 million for the 53 weeks ended August 30, 2008, $85.4 million for the 52 weeks ended August 25, 2007, $198.1 million for the 52 weeks ended August 26, 2006, and $234.6 million for the 52 weeks ended August 27, 2005.*

(6) *After-tax return on invested capital is calculated as after-tax operating profit (excluding rent charges) divided by average invested capital (which includes a factor to capitalize operating leases). See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.*

(7) *Adjusted debt to EBITDAR is calculated as the sum of total debt, capital lease obligations and annual rents times six; divided by net income plus interest, taxes, depreciation, rent and stock option expenses. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.*

(8) *Cash flow before share repurchases and changes in debt is calculated as the change in cash and cash equivalents less the change in debt plus treasury stock purchases. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We are the nation's leading retailer and a leading distributor of automotive replacement parts and accessories. We began operations in 1979 and at August 29, 2009, operated 4,229 stores in the United States and Puerto Rico, and 188 in Mexico. Each of our stores carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At August 29, 2009, in 2,303 of our stores we also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations and public sector accounts. We also sell the ALLDATA brand automotive diagnostic and repair software through www.alldata.com. Additionally, we sell automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and as part of our commercial sales program, through www.autozonepro.com. We do not derive revenue from automotive repair or installation services.

Executive Summary

We achieved a solid performance in fiscal 2009, delivering record earnings of $657 million and sales growth of $420 million over the prior year, excluding the 53rd week in last year's results. We completed the year with strong growth in our commercial and retail businesses. We are excited about our retail business opportunities and encouraged by the increase in our commercial business, where we continued to build our internal sales force and to refine our parts assortment. There are various factors occuring within the current economy that affect both our customers and our industry, including the credit crisis and higher unemployment, which we believe when combined have aided our sales growth during the year. We continue to believe we are well positioned to help our customers save money and meet their needs in a challenging macro economic environment.

The two statistics we believe have the closest correlation to our market growth over the long-term are miles driven and the number of seven year old or older vehicles on the road. Miles driven declined for the sixteenth straight month in March, were relatively flat in April and May before increasing in June and July. We are optimistic that over the long-term this trend will stabilize at low single digit increases as the number of vehicles on the road continues to increase.

New vehicle sales declined significantly during 2008 and the first half of 2009, which we believe is contributing to an increasing number of "seven year old or older" vehicles on the road. In the near term, we expect this trend to continue, as consumers keep their cars longer in an effort to save money during this uncertain economy. Also, we believe gas prices impact our customers' behavior with respect to driving and maintaining their cars. With approximately ten billion gallons of unleaded gas consumed each month across the United States, each $1 dollar decrease at the pump contributes approximately $10 billion of additional spending capacity to consumers each month. During the summer of 2008, gas prices peaked at roughly $4 per gallon, before falling to $2 per gallon in February 2009. By the end of fiscal 2009, gas prices had risen to approximately $2.61 per gallon.

During fiscal 2009, we worked hard to execute on several key initiatives as the macro environment turned in our industry's favor and we saw an increase in traffic in our stores.

We significantly enhanced the utilization of our hub stores by refining and improving the product assortment in these locations while simultaneously increasing the delivery frequency to nearby stores. We accelerated our store maintenance efforts and also deployed additional capital in areas that we expect to yield benefits in the future, such as enhancing our IT infrastructure and continued additions of late model products. We also began an effort to purchase more of our new store locations rather than leasing them. Finally, we maintained our focus on developing a first class Commercial field sales organization by continuing to expand the size of our team and investing in training, tools and management programs.

In this challenging environment, we continue to see sales of maintenance and failure categories perform well, while discretionary categories are being negatively impacted. Consequently, we remain focused on refining and expanding our product assortment to ensure we have the "best" merchandise at the "right" price in each of our merchandise categories.

Results of Operations

Fiscal 2009 Compared with Fiscal 2008

For the year ended August 29, 2009, AutoZone reported net sales of $6.817 billion compared with $6.523 billion for the year ended August 30, 2008, a 4.5% increase from fiscal 2008. Excluding $125.9 million of sales from the 53rd week included in the prior year, total company net sales increased 6.6%. This growth was driven primarily by an increase in domestic same store sales of 4.4% and sales from new stores of $165.5 million. The improvement in same store sales was driven by an improvement in transaction count trends, while increases in average transaction value remained generally consistent with our long-term trends. Higher transaction value is attributable to product inflation due to both more complex, costly products and commodity price increases.

At August 29, 2009, we operated 4,229 domestic stores and 188 stores in Mexico, compared with 4,092 domestic stores and 148 stores in Mexico at August 30, 2008. Excluding the sales from the 53rd week in the prior year, domestic retail sales increased 7.1% and domestic commercial sales increased 4.3%.

Gross profit for fiscal 2009 was $3.416 billion, or 50.1% of net sales, compared with $3.268 billion, or 50.1% of net sales for fiscal 2008. Gross profit as a percent of net sales was positively impacted by favorable distribution costs from improved efficiencies and lower fuel costs. However, this favorability was largely offset by a shift in mix to lower margin products.

Operating, selling, general and administrative expenses for fiscal 2009 increased to $2.240 billion, or 32.9% of net sales, from $2.144 billion, or 32.9% of net sales for fiscal 2008. Leverage from increased sales was largely offset by expenses associated with our continued enhancements to our hub stores, an acceleration of our store maintenance program, and a continued expansion of our Commercial sales force.

Interest expense, net for fiscal 2009 was $142.3 million compared with $116.7 million during fiscal 2008. This increase was due to higher average borrowing levels over the comparable prior year period and a higher percentage of fixed rate debt. Average borrowings for fiscal 2009 were $2.460 billion, compared with $2.024 billion for fiscal 2008 and weighted average borrowing rates were 5.4% for fiscal 2009, compared to 5.2% for fiscal 2008.

Our effective income tax rate was 36.4% of pre-tax income for fiscal 2009 compared to 36.3% for fiscal 2008. Refer to "Note D - Income Taxes" for additional information regarding our income tax rate.

Net income for fiscal 2009 increased by 2.4% to $657.0 million, and diluted earnings per share increased 16.8% to $11.73 from $10.04 in fiscal 2008. The impact of the fiscal 2009 stock repurchases on diluted earnings per share in fiscal 2009 was an increase of approximately $0.78. Excluding the additional week in the prior year, net income for the year increased 5.0% over the previous year, while diluted earnings per share increased 19.7%.

Fiscal 2008 Compared with Fiscal 2007

For the year ended August 30, 2008, AutoZone reported net sales of $6.523 billion compared with $6.170 billion for the year ended August 25, 2007, a 5.7% increase from fiscal 2007. This growth was primarily driven by net sales of $166.6 million for fiscal 2008 from new stores, $125.9 million, or a 1.9% increase, from the addition of the 53rd week and a domestic same store sales (excluding 53rd week) increase of 0.4%. At August 30, 2008, we operated 4,092 domestic stores and 148 in Mexico, compared with 3,933 domestic stores and 123 in Mexico at August 25, 2007. The domestic same store sales increase was driven by higher average transaction value, partially offset by lower transaction count. Higher transaction value was primarily attributable to product price inflation due both to more complex, costly products and to commodity price increases. Transaction counts were lower due to a combination of factors, including product life cycles and deferred maintenance. Including the 53rd week, domestic retail sales increased 4.5% and domestic commercial sales increased 6.8% from prior year. ALLDATA and Mexico sales, including the 53rd week, increased over prior year, contributing 1.2 percentage points of the total increase in net sales.

Gross profit for fiscal 2008 was $3.268 billion, or 50.1% of net sales, compared with $3.064 billion, or 49.7% of net sales, for fiscal 2007. The increase in gross profit as a percent of net sales was primarily due to an approximately 50 basis point benefit from category management efforts, including increases in average retail prices of products sold and vendor supported promotional activities. These efforts were partially offset by increased distribution expense principally relating to higher fuel costs.

Operating, selling, general and administrative expenses for fiscal 2008 increased to $2.144 billion, or 32.9% of net sales, from $2.009 billion, or 32.6% of net sales for fiscal 2007. Approximately 20 basis points of the increase in operating expenses, as a percentage of sales, was due to higher employee medical expense driven by an increase in the number of catastrophic claims. The remaining increase was primarily due to higher fuel expense for our commercial fleet from increased fuel prices (approximately 6 basis points of the increase).

Interest expense, net for fiscal 2008 was $116.7 million compared with $119.1 million during fiscal 2007. This decrease was primarily due to lower short-term rates and was offset by higher average borrowing levels over the comparable fiscal 2007 period and the impact of the additional week in fiscal 2008. Average borrowings for fiscal 2008 were $2.024 billion, compared with $1.972 billion for fiscal 2007. Weighted average borrowing rates were 5.2% at August 30, 2008, compared to 5.7% at August 25, 2007.

Our effective income tax rate was 36.3% of pre-tax income for fiscal 2008 compared to 36.4% for fiscal 2007.

Net income for fiscal 2008 increased by 7.7% to $641.6 million, and diluted earnings per share increased 17.8% to $10.04 from $8.53 in fiscal 2007. The impact of the fiscal 2008 stock repurchases on diluted earnings per share in fiscal 2008 was an increase of approximately $0.29. Excluding the additional week, net income for the year increased 5.1% over the previous year to $625.8 million, while diluted earnings per share increased 14.9% to $9.80 per share.

Seasonality and Quarterly Periods

AutoZone's business is somewhat seasonal in nature, with the highest sales typically occurring in the spring and summer months of March through September, in which average weekly per-store sales historically have been about 15% to 25% higher than in the slower months of December through February. During short periods of time, a store's sales can be affected by weather conditions. Extremely hot or extremely cold weather may enhance sales by causing parts to fail and spurring sales of seasonal products. Mild or rainy weather tends to soften sales, as parts failure rates are lower in mild weather, with elective maintenance deferred during periods of rainy weather. Over the longer term, the effects of weather balance out, as we have stores throughout the United States, Puerto Rico and Mexico.

Each of the first three quarters of AutoZone's fiscal year consisted of 12 weeks, and the fourth quarter consisted of 16 weeks in 2009, 17 weeks in 2008, and 16 weeks in 2007. Because the fourth quarter contains the seasonally high sales volume and consists of 16 or 17 weeks, compared with 12 weeks for each of the first three quarters, our fourth quarter represents a disproportionate share of the annual net sales and net income. The fourth quarter of fiscal year 2009, containing 16 weeks, represented 32.7% of annual sales and 35.9% of net income; the fourth quarter of fiscal 2008, containing 17 weeks, represented 33.9% of annual sales and 38.0% of net income; and the fourth quarter of fiscal 2007, containing 16 weeks, represented 32.5% of annual sales and 36.5% of net income.

Liquidity and Capital Resources

The primary source of our liquidity is our cash flows realized through the sale of automotive parts and accessories. Net cash provided by operating activities was $923.8 million in fiscal 2009, $921.1 million in fiscal 2008, and $845.2 million in fiscal 2007. The increase over prior year was primarily due to the growth in net income and to a lesser extent, timing of income tax payments and deductions, and improvements in our accounts payable to inventory ratio as our vendors continue to finance a large portion of our inventory. Partially offsetting this increase were higher accounts receivable and the 53rd week of income in last year's sales. The increase in fiscal 2008 verses fiscal 2007 was due primarily to higher net income and an increase in our accounts payable to inventory ratio. We had an accounts payable to inventory ratio of 96% at August 29, 2009, 95% at August 30, 2008, and 93% at August 25, 2007. Our inventory increases are primarily attributable to an increased number of stores and to a lesser extent, our efforts to update product assortment in all of our stores. Additionally, many of our vendors have supported our initiative to update our product assortment by providing extended payment terms. These extended payment terms have allowed us to grow accounts payable at a faster rate than inventory.

AutoZone's primary capital requirement has been the funding of its continued new store development program. From the beginning of fiscal 2007 to August 29, 2009, we have opened 551 new stores. Net cash flows used in investing activities were $263.7 million in fiscal 2009, compared to $243.2 million in fiscal 2008, and $228.7 million in fiscal 2007. We invested $272.2 million in capital assets in fiscal 2009, compared to $243.6 million in capital assets in fiscal 2008, and $224.5 million in capital assets in fiscal 2007. The increase in capital expenditures in fiscal 2009 was primarily attributable to the types of stores opened and increased investment in our existing stores. New store openings were 180 for fiscal 2009, 185 for fiscal 2008, and 186 for fiscal 2007. We invest a portion of our assets held by the Company's wholly owned insurance captive in marketable securities. We acquired $48.4 million of marketable securities in fiscal 2009, $54.3 million in fiscal 2008, and $94.6 million in fiscal 2007. We had proceeds from matured marketable securities of $46.3 million in fiscal 2009, $50.7 million in fiscal 2008, and $86.9 million in fiscal 2007. Capital asset disposals provided $10.7 million in fiscal 2009, $4.0 million in fiscal 2008, and $3.5 million in fiscal 2007.

Net cash used in financing activities was $806.9 million in fiscal 2009, $522.7 million in fiscal 2008, and $621.4 million in fiscal 2007. The net cash used in financing activities reflected purchases of treasury stock which totaled $1.3 billion for fiscal 2009, $849.2 million for fiscal 2008, and $761.9 million for fiscal 2007. The treasury stock purchases in fiscal 2009, 2008 and 2007 were primarily funded by cash flow from operations, and at times, by increases in debt levels. Proceeds from issuance of debt were $500.0 million for fiscal 2009, $750.0 million for fiscal 2008, and none for fiscal 2007. Debt repayments totaled $300.7 million for fiscal 2009, $229.8 million for fiscal 2008, and $5.8 million for fiscal 2007. As discussed in "Note H-Financing", in July 2009, we issued $500.0 million in 5.75% Senior Notes due 2015. The proceeds from the issuance of debt were used to repay outstanding commercial paper indebtedness, to prepay our $300 million term loan in August 2009 and for general corporate purposes, including for working capital requirements, capital expenditures, new store openings and stock repurchases. Net proceeds from the issuance of commercial paper were $277.6 million for fiscal 2009 and $84.3 million for fiscal 2007. For fiscal 2008, net repayments of commercial paper were $206.7 million.

We expect to invest in our business consistent with historical rates during fiscal 2010, primarily related to our new store development program and enhancements to existing stores and infrastructure. In addition to the building and land costs, our new store development program requires working capital, predominantly for inventories. Historically, we have negotiated extended payment terms from suppliers, reducing the working capital required. We plan to continue leveraging our inventory purchases; however, our ability to do so may be impacted by a prolonged tightening of the credit markets which may directly limit our vendors' capacity to factor their receivables from us.

Depending on the timing and magnitude of our future investments (either in the form of leased or purchased properties or acquisitions), we anticipate that we will rely primarily on internally generated funds and available borrowing capacity to support a majority of our capital expenditures, working capital requirements and stock repurchases. The balance may be funded through new borrowings. We anticipate that we will be able to obtain such financing in view of our credit rating and favorable experiences in the debt markets in the past.

Credit Ratings

At August 29, 2009, AutoZone had a senior unsecured debt credit rating from Standard & Poor's of BBB and a commercial paper rating of A-2. Moody's Investors Service had assigned the Company a senior unsecured debt credit rating of Baa2 and a commercial paper rating of P-2. Fitch Ratings assigned the Company a BBB rating for senior unsecured debt and an F-2 rating for commercial paper. As of August 29, 2009, Moody's, Standard & Poor's and Fitch had AutoZone listed as having a "stable" outlook. If our credit ratings drop, our interest expense will increase; similarly, we anticipate that our interest expense may decrease if our investment ratings are raised. If our commercial paper ratings drop below current levels, we may have difficulty continuing to utilize the commercial paper market and our interest expense will likely increase, as we will then be required to access more expensive bank lines of credit. If our senior unsecured debt ratings drop below investment grade, our access to financing may become more limited.

Debt Facilities

In July, 2009, we terminated our $1.0 billion revolving credit facility, which was scheduled to expire in fiscal 2010, and replaced it with an $800 million revolving credit facility. This credit facility is available to primarily support commercial paper borrowings, letters of credit and other short-term unsecured bank loans. The credit facility may be increased to $1.0 billion at AutoZone's election and subject to bank credit capacity and approval, may include up to $200 million in letters of credit, and may include up to $100 million in capital leases each fiscal year. As the available balance is reduced by commercial paper borrowings and certain outstanding letters of credit, the Company had $410.5 million in available capacity under this facility at August 29, 2009. Interest accrues on Eurodollar loans at a defined Eurodollar rate plus the applicable percentage, which could range from 150 basis points to 450 basis points, depending upon our senior unsecured (non-credit enhanced) long-term debt rating. This facility expires in July 2012.

During August 2009, we elected to prepay, without penalty, our $300 million bank term loan entered in December 2004, and subsequently amended. The term loan facility provided for a term loan, which consisted of, at our election, base rate loans, Eurodollar loans or a combination thereof. The entire unpaid principal amount of the term loan was due and payable in full on December 23, 2009, when the facility was scheduled to terminate. We entered into an interest rate swap agreement on December 29, 2004, to effectively fix, based on current debt ratings, the interest rate of the term loan at 4.4%. The outstanding liability associated with the interest rate swap totaled $3.6 million, and was expensed in operating, selling, general and administrative expenses upon termination of the hedge in fiscal 2009.

On June 25, 2008, we entered into an agreement with ESL Investments, Inc. (the "ESL Agreement"), setting forth certain understandings and agreements regarding the voting by ESL Investments, Inc., on behalf of itself and its affiliates (collectively, "ESL"), of certain shares of common stock of AutoZone, Inc. and related matters. Among other things, we agreed to use our commercially reasonable efforts to increase our adjusted debt/EBITDAR target ratio from 2.1:1 to 2.5:1 no later than February 14, 2009. We met this commitment at February 14, 2009. We calculate adjusted debt as the sum of total debt, capital lease obligations and annual rent times six; and we calculate EBITDAR by adding interest, taxes, depreciation, amortization, rent and stock option expenses to net income. At August 29, 2009, our adjusted debt/EBITDAR ratio was 2.5:1. (The ESL agreement is filed as Exhibit 10.22 to this Form 10-K).

On August 4, 2008, we issued $500 million in 6.50% Senior Notes due 2014 and $250 million in 7.125% Senior Notes due 2018 under our shelf registration statement filed with the Securities and Exchange Commission on July 29, 2008 (the "Shelf Registration"). That shelf registration allowed us to sell an indeterminate amount in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions.

On July 2, 2009, we issued $500 million in 5.75% Senior Notes due 2015 under the Shelf Registration. We used the proceeds to pay down our commercial paper borrowings, to prepay in full our $300 million term loan in August 2009, and the remainder for general corporate purposes, including for working capital requirements, capital expenditures, new store openings and stock repurchases.

The 6.50% and 7.125% Senior Notes issued during August 2008, and the 5.75% Senior Notes issued in July 2009, are subject to an interest rate adjustment if the debt ratings assigned to the notes are downgraded. They also contain a provision that repayment of the notes may be accelerated if AutoZone experiences a change in control (as defined in the agreements). Our borrowings under our other senior notes contain minimal covenants, primarily restrictions on liens. Under our other borrowing arrangements, covenants include limitations on total indebtedness, restrictions on liens, a minimum fixed charge coverage ratio and a change of control provision that may require acceleration of the repayment obligations under certain circumstances. All of the repayment obligations under our borrowing arrangements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs.

The $800 million revolving credit agreement requires that our consolidated interest coverage ratio as of the last day of each quarter shall be no less than 2.50:1. This ratio is defined as the ratio of (i) consolidated earnings before interest, taxes and rents to (ii) consolidated interest expense plus consolidated rents. Our consolidated interest coverage ratio as of August 29, 2009 was 4.19:1. As of August 29, 2009, we were in compliance with all covenants and expect to remain in compliance with all covenants.

Stock Repurchases

During 1998, we announced a program permitting us to repurchase a portion of our outstanding shares not to exceed a dollar maximum established by our Board of Directors. The program was last amended in June 2009 to increase the repurchase authorization to $7.9 billion from $7.4 billion. From January 1998 to August 29, 2009, we have repurchased a total of 115.4 million shares at an aggregate cost of $7.6 billion. We repurchased 9.3 million shares of common stock at an aggregate cost of $1.3 billion during fiscal 2009, 6.8 million shares of common stock at an aggregate cost of $849.2 million during fiscal 2008, and 6.0 million shares of common stock at an aggregate cost of $761.9 million during fiscal 2007.

From August 30, 2009 to October 26, 2009, we repurchased 1.2 million shares for $178.2 million.

Financial Commitments

The following table shows AutoZone's significant contractual obligations as of August 29, 2009:

	Total	Payment Due by Period			
(in thousands)	**Contractual Obligations**	**Less than 1 year**	**Between 1-3 years**	**Between 4-5 years**	**Over 5 years**
Long-term debt (1)	$2,726,900	$277,600	$199,300	$1,000,000	$1,250,000
Interest payments (2)	780,175	145,338	276,425	220,237	138,175
Operating leases (3)	1,558,027	177,781	319,650	251,149	809,447
Capital leases (4)	55,703	16,932	30,132	8,639	—
Self-insurance reserves (5)	153,602	54,307	44,840	23,673	30,782
Construction commitments	18,749	18,749	—	—	—
	$5,293,156	$690,707	$870,347	$1,503,698	$2,228,404

(1) Long-term debt balances represent principal maturities, excluding interest.

(2) Represents obligations for interest payments on long-term debt.

(3) Operating lease obligations are inclusive of amounts accrued within deferred rent and closed store obligations reflected in our consolidated balance sheets.

(4) Capital lease obligations include related interest.

(5) The Company retains a significant portion of the risks associated with workers compensation, employee health, general and product liability, property, and vehicle insurance. These amounts represent estimates based on actuarial calculations. Although these obligations do not have scheduled maturities, the timing of future payments are predictable based upon historical patterns. Accordingly, the Company reflects the net present value of these obligations in its consolidated balance sheets.

We have Pension obligations reflected in our consolidated balance sheet that are not reflected in the table above due to the absence of scheduled maturities and the nature of the account. As disclosed in "Note K — Pension and Savings Plans", our pension liability is $185.6 million and our pension assets are $115.3 million at August 29, 2009.

Additionally, as disclosed in "Note D — Income Taxes", our tax liability for uncertain tax positions, including interest and penalties, was $56.6 million at August 29, 2009. Approximately $25.9 million is classified as short term and $30.7 million is classified as long term. We did not reflect these obligations in the Financial Commitments table as we are unable to make an estimate of the timing of payments due to uncertainties in the timing of the settlement of these tax positions.

Off-Balance Sheet Arrangements

The following table reflects outstanding letters of credit and surety bonds as of August 29, 2009.

(in thousands)	Total Other Commitments
Standby letters of credit	$ 111,904
Surety bonds	14,818
	$ 126,722

A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with them as the underlying liabilities are already reflected in our consolidated balance sheet. The standby letters of credit and surety bonds arrangements expire within one year, but have automatic renewal clauses.

In conjunction with our commercial sales program, we offer credit to some of our commercial customers. Historically, certain of the receivables related to this credit program were sold to a third party at a discount for cash with limited recourse. At August 30, 2008, we had $55.4 million outstanding under this program. During the second quarter of fiscal 2009, AutoZone terminated its agreement to sell receivables to a third party. There were no amounts outstanding under this program as of August 29, 2009.

Value of Pension Assets

At August 29, 2009, the fair market value of AutoZone's pension assets was $115.3 million, and the related accumulated benefit obligation was $185.6 million based on an August 29, 2009 measurement date. On January 1, 2003, our defined benefit pension plans were frozen. Accordingly, plan participants earn no new benefits under the plan formulas, and no new participants may join the plans. The material assumptions for fiscal 2009 are an expected long-term rate of return on plan assets of 8.0% and a discount rate of 6.24%. For additional information regarding AutoZone's qualified and non-qualified pension plans refer to "Note K — Pension and Savings Plans" in the accompanying Notes to Consolidated Financial Statements.

Reconciliation of Non-GAAP Financial Measures

"Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" include certain financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). These non-GAAP financial measures provide additional information for determining our optimum capital structure and are used to assist management in evaluating performance and in making appropriate business decisions to maximize stockholders' value.

Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purpose of analyzing our operating performance, financial position or cash flows. However, we have presented the non-GAAP financial measures, as we believe they provide additional information that is useful to investors as it indicates more clearly the Company's comparative year-to-year operating results. Furthermore, our management and Compensation Committee of the Board of Directors use the above-mentioned non-GAAP financial measures to analyze and compare our underlying operating results and to determine payments of performance-based compensation. We have included a reconciliation of this information to the most comparable GAAP measures in the following reconciliation tables.

Reconciliation of Non-GAAP Financial Measure: Cash Flow Before Share Repurchases and Changes in Debt

The following table reconciles net increase (decrease) in cash and cash equivalents to cash flow before share repurchases and changes in debt, which is presented in the "Selected Financial Data".

	Fiscal Year Ended August				
(in thousands)	**2009**	**2008**	**2007**	**2006**	**2005**
Net increase (decrease) in cash and cash equivalents	$ (149,755)	$ 155,807	$ (4,904)	$ 16,748	$ (2,042)
Less: Increase (decrease) in debt	476,900	314,382	78,461	(4,693)	(7,400)
Less: Share repurchases	(1,300,002)	(849,196)	(761,887)	(578,066)	(426,852)
Cash flow before share repurchases and changes in debt	$ 673,347	$ 690,621	$ 678,522	$ 599,507	$ 432,210

Reconciliation of Non-GAAP Financial Measure: After-Tax Return on Invested Capital

The following table reconciles the percentages of after-tax return on invested capital, or "ROIC." After-tax return on invested capital is calculated as after-tax operating profit (excluding rent) divided by average invested capital (which includes a factor to capitalize operating leases). The ROIC percentages are presented in the "Selected Financial Data".

	Fiscal Year Ended August				
(in thousands, except percentage data)	**2009**	**2008**	**2007**	**2006**	**2005**
Net income	$ 657,049	$ 641,606	$ 595,672	$ 569,275	$ 571,019
Adjustments:					
After-tax interest	90,456	74,355	75,793	68,089	65,533
After-tax rent	115,239	105,166	97,050	90,808	96,367
After-tax return	$ 862,744	$ 821,127	$ 768,515	$ 728,172	$ 732,919
Average debt (1)	$2,477,233	$2,015,186	$1,955,652	$1,909,011	$1,969,639
Average equity (2)	(82,006)	353,411	478,853	510,657	316,639
Rent x 6 (3)	1,087,848	990,726	915,138	863,328	774,706
Average capital lease obligations (4)	58,512	60,824	30,538	—	—
Pre-tax invested capital	$3,541,587	$3,420,147	$3,380,181	$3,282,996	$3,060,984
ROIC	24.4%	24.0%	22.7%	22.2%	23.9%

(1) Average debt is equal to the average of our long-term debt measured at the end of the prior fiscal year and each of the 13 fiscal periods in the current fiscal year.

(2) Average equity is equal to the average of our stockholders' equity measured at the end of the prior fiscal year and each of the 13 fiscal periods of the current fiscal year.

(3) Rent is multiplied by a factor of six to capitalize operating leases in the determination of pre-tax invested capital. This calculation excludes the impact from the cumulative lease accounting adjustments recorded in the second quarter of fiscal 2005.

(4) Average of the capital lease obligations relating to vehicle capital leases entered into at the beginning of fiscal 2007 is computed as the average over the trailing 13 periods. Rent expense associated with the vehicles prior to the conversion to capital leases is included in the rent for purposes of calculating return on invested capital.

Reconciliation of Non-GAAP Financial Measure: Adjusted Debt to Earnings before Interest, Taxes, Depreciation, Rent and Options Expense "EBITDAR"

The following table reconciles the ratio of adjusted debt to EBITDAR. Adjusted debt to EBITDAR is calculated as the sum of total debt, capital lease obligations and annual rents times six; divided by net income plus interest, taxes, depreciation, rent and stock option expenses. The adjusted debt to EBITDAR ratios are presented in the "Selected Financial Data".

(in thousands, except for Adjusted Debt to EBITDAR)

Adjusted Debt / EBITDAR	August 29, 2009	August 30, 2008	August 25, 2007	August 26, 2006	August 27, 2005
Net income	$ 657,049	$ 641,606	$ 595,672	$ 569,275	$ 571,019
Add: Interest	142,316	116,745	119,116	107,889	102,443
Taxes	376,697	365,783	340,478	332,761	302,202
EBIT	$1,176,062	$1,124,134	$1,055,266	$1,009,925	$ 975,664
Add: Depreciation	180,433	169,509	159,411	139,465	135,597
Rent expense (1)	181,308	165,121	152,523	143,888	150,645
Option expense	19,135	18,388	18,462	17,370	—
EBITDAR	$1,556,938	$1,477,152	$1,385,662	$1,310,648	$1,261,906
Debt	$2,726,900	$2,250,000	$1,935,618	$1,857,157	$1,861,850
Capital lease obligations	54,764	64,061	55,088	—	—
Add: Rent x 6	1,087,848	990,726	915,138	863,328	774,708
Adjusted debt	$3,869,512	$3,304,787	$2,905,844	$2,720,485	$2,636,558
Adjusted Debt / EBITDAR	2.5	2.2	2.1	2.1	2.1

(1) Fiscal 2005 rent expense includes a $21.5 million non-cash adjustment associated with accounting for leases and leasehold improvements.

Reconciliation of Non-GAAP Financial Measure: Fiscal 2008 Results Excluding Impact of 53rd Week:

The following table summarizes the favorable impact of the additional week of the 53 week fiscal year ended August 30, 2008.

(in thousands, except per share and percentage data)

	Fiscal 2008 Results of Operations	Percent of Revenue	Results of Operations for 53rd Week	Fiscal 2008 Results of Operations Excluding 53rd Week	Percent of Revenue
Net sales	$6,522,706	100.0%	$(125,894)	$6,396,812	100.0%
Cost of sales	3,254,645	49.9%	(62,700)	3,191,945	49.9%
Gross profit	3,268,061	50.1%	(63,194)	3,204,867	50.1%
Operating expenses	2,143,927	32.9%	(36,087)	2,107,840	32.9%
Operating profit	1,124,134	17.2%	(27,107)	1,097,027	17.2%
Interest expense, net	116,745	1.8%	(2,340)	114,405	1.8%
Income before income taxes	1,007,389	15.4%	(24,767)	982,622	15.4%
Income taxes	365,783	5.6%	(8,967)	356,816	5.6%
Net income	$ 641,606	9.8%	$ (15,800)	$ 625,806	9.8%
Diluted earnings per share	$ 10.04		$ (0.24)	$ 9.80	

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively postretirement benefit plans) to: recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures.

On August 25, 2007, we adopted the recognition and disclosure provisions and on August 31, 2008, we adopted the measurement date provisions. The adoption of these provisions had no material effect on our consolidated financial statements. Refer to "Note K-Pension and Savings Plans" for further description of these adoptions.

On August 31, 2008, we adopted, FASB Statement No. 157, "Fair Value Measurements" ("SFAS 157"). This new standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. There is a one-year deferral of the adoption of this standard as it relates to nonfinancial assets and liabilities. The adoption of this statement did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued FASB Statement 141R, "Business Combinations," ("SFAS 141R"). This standard significantly changes the accounting for and reporting of business combinations in consolidated financial statements. Among other things, SFAS 141R requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed at the acquisition date and requires the expensing of most transaction and restructuring costs. The standard is effective for us beginning August 30, 2009 and is applicable only to transactions occurring after the effective date.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133," ("SFAS 161"). SFAS 161 amends SFAS No. 133 to improve the disclosure requirements for derivative instruments and hedging activities by providing enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The adoption of SFAS 161 did not have a material impact on our financial statements.

In April 2009, the FASB issued FASB Staff Position No. 107-1 ("FSP 107-1") and Accounting Principles Board Opinion No. 28-1 ("APB 28-1"), "Interim Disclosures about Fair Value of Financial Instruments," amending the disclosure requirements in SFAS 107 and APB Opinion 28. FSP 107-1 and APB 28-1 require disclosures about the fair value of financial instruments for interim reporting periods in addition to annual reporting periods. These disclosures will be required commencing with our fiscal quarter beginning August 30, 2009.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS 165"), which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. We adopted SFAS 165 on August 29, 2009, and it had no impact on our consolidated financial statements. Management has evaluated subsequent events through the date these financial statements were issued.

In June 2009, the FASB voted to approve the FASB Accounting Standards Codification (Codification) as the single source of authoritative nongovernmental U.S. generally accepted accounting principles. The Codification will be effective for us commencing with our fiscal quarter beginning August 30, 2009. The FASB Codification does not change U.S. generally accepted accounting principles, but combines all authoritative standards such as those issued by the FASB, American Institute of Certified Public Accountants and the Emerging Issues Task Force into a comprehensive topically organized online database.

Critical Accounting Estimates

Preparation of our consolidated financial statements requires us to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial statements, reported amounts of revenues and expenses during the reporting period and related disclosures of contingent liabilities. In the Notes to Consolidated Financial Statements, we describe our significant accounting policies used in preparing the consolidated financial statements. Our policies are evaluated on an ongoing basis and are drawn from historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ under different assumptions or conditions. Our senior management has identified the critical accounting policies for the areas that are materially impacted by estimates and assumptions and have discussed such policies with the Audit Committee of our Board of Directors. The following items in our consolidated financial statements require significant estimation or judgment:

Inventory Reserves and cost of sales

LIFO

We state our inventories at the lower of cost or market using the last-in, first-out ("LIFO") method for domestic merchandise and the first-in, first out (FIFO) method for Mexico inventories. Due to price deflation on our merchandise purchases, our domestic inventory balances are effectively maintained under the FIFO method. We do not write up inventory for favorable LIFO adjustments, and due to price deflation, LIFO costs of our domestic inventories exceed replacement costs by $223.0 million at August 29, 2009, calculated using the dollar value method.

Inventory Obsolescence and Shrinkage

Our inventory, primarily hard parts, maintenance items and accessories/non-automotive products, is used on vehicles that have rather long lives; and therefore, the risk of obsolescence is minimal and the majority of excess inventory has historically been returned to our vendors for credit. In the isolated instances where less than full credit will be received for such returns and where we anticipate that items will be sold at retail prices that are less than recorded costs, we record a charge (less than $15 million in each of the last three years) through cost of sales for the difference. These charges are based on management's judgment, including estimates and assumptions regarding marketability of products and the market value of inventory to be sold in future periods.

Historically, we have not encountered material exposure to inventory obsolescence or excess inventory, nor have we experienced material changes to our estimates. However, we may be exposed to material losses should our vendors alter their policy with regard to accepting excess inventory returns.

Additionally, we reduce inventory for projected losses related to shrinkage, which is estimated based on historical losses and current inventory loss trends resulting from previous physical inventories. Shrinkage may occur due to theft, loss or inaccurate records for the receipt of goods, among other things. Throughout the year, we take physical inventory counts of our stores and distribution centers to verify these estimates. We make assumptions regarding upcoming physical inventory counts that may differ from actual results. Over the last three years, there has been less than a 25 basis point fluctuation in our shrinkage rate.

Each quarter, we evaluate the accrued shrinkage in light of the actual shrink results. To the extent our actual physical inventory count results differ from our estimates, we may experience material adjustments to our financial statements. Historically, we have not experienced material adjustments to our shrinkage estimates and do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use.

A 10% difference in our inventory reserves as of August 29, 2009, would have affected net income by approximately $3 million in fiscal 2009.

Vendor allowances
AutoZone receives various payments and allowances from its vendors through a variety of programs and arrangements, including allowances for warranties, advertising and general promotion of vendor products. Vendor allowances are treated as a reduction of inventory, unless they are provided as a reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendor's products. Approximately 90% of the vendor funds received are recorded as a reduction of the cost of inventories and recognized as a reduction to cost of sales as these inventories are sold.

Based on our vendor agreements, a significant portion of vendor funding we receive is based on our inventory purchases. Therefore, we record receivables for funding not yet received as we purchase inventory. During the year, we regularly review the receivables from vendors to ensure vendors are able to meet their obligations. We have not recorded a reserve against these receivables as we have legal right of offset with our vendors for payments owed them. Historically, we have had minimal write-offs (less than $100 thousand in any of the last three years) and these write-offs were due to severed relationships.

Self-Insurance
We retain a significant portion of the risks associated with workers' compensation, vehicle, employee health, general and products liability and property losses; and we obtain third party insurance to limit the exposure related to certain of these risks. Our self-insurance reserve estimates totaled $158 million, $145 million, and $133 million as of the end of fiscal years 2009, 2008, and 2007, respectively. These increases are primarily reflective of our growing operations, including inflation and increases in vehicles and the number of hours worked.

The assumptions made by management in estimating our self-insurance reserves include consideration of historical cost experience, judgments about the present and expected levels of cost per claim and retention levels. We utilize various methods, including analyses of historical trends and actuarial methods, to estimate the cost to settle reported claims, and claims incurred, but not yet reported. The actuarial methods develop estimates of the future ultimate claim costs based on the claims incurred as of the balance sheet date. When estimating these liabilities, we consider factors, such as the severity, duration and frequency of claims, legal costs associated with claims, healthcare trends, and projected inflation of related factors. In recent history, we have experienced improvements in frequency and duration of claims; however, medical and wage inflation have partially offset these trends. Throughout this time, our methods for determining our exposure have remained consistent, and these trends have been appropriately factored into our reserve estimates.

Management believes that the various assumptions developed and actuarial methods used to determine our self-insurance reserves are reasonable and provide meaningful data and information that management uses to make its best estimate of our exposure to these risks. Arriving at these estimates, however, requires a significant amount of subjective judgment by management, and as a result these estimates are uncertain and our actual exposure may be different from our estimates. For example, changes in our assumptions about health care costs, the severity of accidents and the incidence of illness, the average size of claims and other factors could cause actual claim costs to vary materially from our assumptions and estimates, causing our reserves to be overstated or understated. For instance, a 10% change in our self-insurance liability would have affected net income by approximately $10 million for fiscal 2009.

As we obtain additional information and refine our methods regarding the assumptions and estimates we use to recognize liabilities incurred, we will adjust our reserves accordingly. In recent years, we have experienced favorable claims development, particularly related to workers compensation, and have adjusted our estimates accordingly. We attribute this success to programs, such as return to work and projects aimed at accelerating claims closure. The programs have matured and proven to be successful and are therefore considered in our current and future assumptions regarding claims costs.

Our liabilities for workers compensation, certain general and product liability, property and vehicle claims do not have scheduled maturities; however, the timing of future payments is predictable based on historical patterns and is relied upon in determining the current portion of these liabilities. Accordingly, we reflect the net present value of these obligations in our balance sheet using the risk-free interest rate as of the balance sheet date. If the discount rate used to calculate present value of these reserves changed by 50 basis points, net income would have changed approximately $2 million at August 29, 2009. Our liability for health benefits is classified as current, as the historical average duration of claims is approximately six weeks.

Income Taxes
Our income tax returns are audited by state, federal and foreign tax authorities, and we are typically engaged in various tax examinations at any given time. Tax contingencies often arise due to uncertainty or differing interpretations of the application of tax rules throughout the various jurisdictions in which we operate. The contingencies are influenced by items such as tax audits, changes in tax laws, litigation, appeals and experience with previous similar tax positions. We regularly review our tax reserves for these items and assess the adequacy of the amount we have recorded. As of August 29, 2009, we had approximately $56.6 million reserved for uncertain tax positions.

We evaluate potential exposures associated with our various tax filings in accordance with FIN 48 by estimating a liability for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

We believe our estimates to be reasonable and have not experienced material adjustments to our reserves in the previous three years; however, actual results could differ from our estimates and we may be exposed to gains or losses that could be material. Specifically, management has used judgment and made assumptions to estimate the likely outcome of certain tax positions. Additionally, to the extent we prevail in matters for which a liability has been established, or must pay in excess of recognized reserves, our effective tax rate in any particular period could be materially affected.

Pension Obligation
Prior to January 1, 2003, substantially all full-time employees were covered by a defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan. On January 1, 2003, the Company's supplemental defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan. As the plan benefits are frozen, the annual pension expense and recorded liabilities are not impacted by increases in future compensation levels, but are impacted by the use of two key assumptions in the calculation of these balances:

i. ***Expected long-term rate of return on plan assets:*** As described more fully in "Note K – Pension and Savings Plans", we have assumed an 8% long-term rate of return on our plan assets. This estimate is a judgmental matter in which management considers the composition of our asset portfolio, our historical long-term investment performance and current market conditions. We review the expected long-term rate of return on an annual basis, and revise it accordingly. Additionally, we monitor the mix of investments in our portfolio to ensure alignment with our long-term strategy to manage pension cost and reduce volatility in our assets. At August 29, 2009, our plan assets totaled $115 million in our qualified plan. We have no assets in our nonqualified plan. A 50 basis point change in our expected long term rate of return would impact annual pension expense/income by approximately $570 thousand for the qualified plan.

ii. ***Discount rate used to determine benefit obligations:*** This rate is highly sensitive and is adjusted annually based on the interest rate for long-term high-quality corporate bonds as of the measurement date using yields for maturities that are in line with the duration of our pension liabilities. This same discount rate is also used to determine pension expense for the following plan year. For fiscal 2009, we assumed a discount rate of 6.24%. A decrease in the discount rate increases pension expense. A 50 basis point change in the discount rate at August 29, 2009 would impact annual pension expense/income by approximately $1.9 million for the qualified plan and $30 thousand for the nonqualified plan.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, we use various financial instruments to reduce interest rate and fuel price risks. To date, based upon our current level of foreign operations, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of our hedging activities are governed by guidelines that are authorized by our Board of Directors. Further, we do not buy or sell financial instruments for trading purposes.

Interest Rate Risk

AutoZone's financial market risk results primarily from changes in interest rates. At times, we reduce our exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps.

AutoZone has historically utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. We reflect the current fair value of all interest rate hedge instruments in our consolidated balance sheets as a component of other assets or liabilities. All of the Company's interest rate hedge instruments are designated as cash flow hedges. We had an outstanding interest rate swap with a negative fair value of $4.3 million at August 30, 2008, to effectively fix the interest rate on the $300 million term loan entered into during December 2004. During the current fiscal year, we prepaid the term loan and terminated the interest rate swap; as a result, at August 29, 2009, we had no outstanding interest rate swaps.

Unrealized gains and losses on interest rate hedges are deferred in stockholders' equity as a component of other comprehensive income or loss. These deferred gains and losses are recognized in income as a decrease or increase to interest expense in the period in which the related cash flows being hedged are recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the cash flow being hedged, that ineffective portion is immediately recognized in income. For further discussion, see "Note G-Derivative Financial Instruments".

The fair value of our debt was estimated at $2.853 billion as of August 29, 2009, and $2.235 billion as of August 30, 2008, based on the quoted market prices for the same or similar debt issues or on the current rates available to AutoZone for debt having the same remaining maturities. Such fair value is greater than the carrying value of debt by $126.5 million at August 29, 2009, and less than the carrying value of debt by $15.0 million at August 30, 2008. We had $277.6 million of variable rate debt outstanding at August 29, 2009, and considering the effect of the interest rate swap designated and effective as a cash flow hedge, no variable rate debt outstanding at August 30, 2008. In fiscal 2009, at this borrowing level for variable rate debt, a one percentage point increase in interest rates would have had an unfavorable impact on our pre-tax earnings and cash flows of $2.8 million, which includes the effects of the interest rate swap. The primary interest rate exposure on variable rate debt is based on LIBOR. We had outstanding fixed rate debt of $2.449 billion at August 29, 2009, and considering the effect of the interest rate swap designated and effective as a cash flow hedge, $2.250 billion at August 30, 2008. A one percentage point increase in interest rates would reduce the fair value of our fixed rate debt by $105.9 million at August 29, 2009, and $90.7 million at August 30, 2008.

Fuel Price Risk

Fuel swap contracts that we utilize have not previously been designated as hedging instruments under the provisions of SFAS 133 and thus do not qualify for hedge accounting treatment, although the instruments were executed to economically hedge a portion of our diesel and unleaded fuel exposure. In fiscal year 2009, we entered into fuel swaps to economically hedge a portion of our unleaded fuel exposure. We did not enter into any fuel swap contracts during the 2008 fiscal year and during fiscal year 2007, we entered into fuel swaps to economically hedge a portion of our unleaded and diesel fuel exposures. As of August 29, 2009, we had an outstanding liability of less than one hundred thousand dollars associated with our unleaded fuel swap and no outstanding fuel swap contracts at August 25, 2007. The swaps during fiscal years 2009 and 2007 had no significant impact on our results of operations in either year.

Foreign Currency Risk

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. Foreign currency exposures arising from transactions denominated in currencies other than the functional currency are not material.

The Company's primary foreign currency exposure arises from Mexican peso-denominated revenues and profits and their translation into U.S. dollars. The Company generally views as long-term its investments in the Mexican subsidiaries, which have the Mexican peso as the functional currency. As a result, the Company generally does not hedge these net investments. The net investment in Mexican subsidiaries translated into U.S. dollars using the year-end exchange rates was $215.4 million at August 29, 2009 and $160.8 million at August, 30, 2008. The potential loss in value of the Company's net investment in Mexican subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at August 29, 2009 and August, 30, 2008 amounted to $19.6 million and $14.6 million, respectively. This change would be reflected in the foreign currency translation component of accumulated other comprehensive income (loss) in the equity section of the Company's Consolidated Balance Sheets, unless the Mexican subsidiaries are sold or otherwise disposed.

During 2009, exchange rates with respect to the Mexican peso decreased by approximately 30% with respect to the U.S. dollar. The resulting foreign currency translation losses are recorded as a component of accumulated other comprehensive income (loss).

Item 8. Financial Statements and Supplementary Data

Index

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and properly trained staff. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting, including regular testing performed by the Company's internal audit team, which is comprised of both Deloitte & Touche LLP professionals and Company personnel. Actions are taken to correct deficiencies as they are identified. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and a staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of August 29, 2009, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of August 29, 2009.

Our independent registered public accounting firm, Ernst & Young LLP, audited the effectiveness of our internal control over financial reporting. Ernst & Young has issued its report concurring with management's assessment, which is included in this Annual Report.

Certifications

Compliance with NYSE Corporate Governance Listing Standards
On January 5, 2009, the Company submitted to the New York Stock Exchange the Annual CEO Certification required pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Rule 13a-14(a) Certifications of Principal Executive Officer and Principal Financial Officer
The Company has filed, as exhibits to its Annual Report on Form 10-K for the fiscal year ended August 29, 2009, the certifications of its Principal Executive Officer and Principal Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2004.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AutoZone, Inc.

We have audited AutoZone, Inc.'s internal control over financial reporting as of August 29, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AutoZone, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AutoZone, Inc. maintained, in all material respects, effective internal control over financial reporting as of August 29, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AutoZone, Inc. as of August 29, 2009 and August 30, 2008 and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended August 29, 2009 of AutoZone, Inc. and our report dated October 26, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 26, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AutoZone, Inc.

We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 29, 2009 and August 30, 2008 and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended August 29, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. as of August 29, 2009 and August 30, 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 29, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note D to the consolidated financial statements, the Company adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109," effective August 26, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AutoZone, Inc.'s internal control over financial reporting as of August 29, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 26, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 26, 2009

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended August 29, 2009 (52 Weeks)	August 30, 2008 (53 Weeks)	August 25, 2007 (52 Weeks)
Net sales	$6,816,824	$6,522,706	$6,169,804
Cost of sales, including warehouse and delivery expenses	3,400,375	3,254,645	3,105,554
Gross profit	3,416,449	3,268,061	3,064,250
Operating, selling, general and administrative expenses	2,240,387	2,143,927	2,008,984
Operating profit	1,176,062	1,124,134	1,055,266
Interest expense, net	142,316	116,745	119,116
Income before income taxes	1,033,746	1,007,389	936,150
Income taxes	376,697	365,783	340,478
Net income	$ 657,049	$ 641,606	$ 595,672
Weighted average shares for basic earnings per share	55,282	63,295	69,101
Effect of dilutive stock equivalents	710	580	743
Adjusted weighted average shares for diluted earnings per share	55,992	63,875	69,844
Basic earnings per share	$ 11.89	$ 10.14	$ 8.62
Diluted earnings per share	$ 11.73	$ 10.04	$ 8.53

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands, except per share data)	August 29, 2009	August 30, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 92,706	$ 242,461
Accounts receivable	126,514	71,241
Merchandise inventories	2,207,497	2,150,109
Other current assets	135,013	122,490
Total current assets	2,561,730	2,586,301
Property and equipment:		
Land	656,516	643,699
Buildings and improvements	1,900,610	1,814,668
Equipment	887,521	850,679
Leasehold improvements	219,606	202,098
Construction in progress	145,161	128,133
	3,809,414	3,639,277
Less: Accumulated depreciation and amortization	1,455,057	1,349,621
	2,354,357	2,289,656
Goodwill, net of accumulated amortization	302,645	302,645
Deferred income taxes	59,067	38,283
Other long-term assets	40,606	40,227
	402,318	381,155
	$ 5,318,405	$5,257,112
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Accounts payable	$ 2,118,746	$2,043,271
Accrued expenses and other	381,271	327,664
Income taxes payable	35,145	11,582
Deferred income taxes	171,590	136,803
Total current liabilities	2,706,752	2,519,320
Long-term debt	2,726,900	2,250,000
Other liabilities	317,827	258,105
Commitments and Contingencies	—	—
Stockholders' equity (deficit):		
Preferred stock, authorized 1,000 shares; no shares issued	—	—
Common stock, par value $.01 per share, authorized 200,000 shares; 57,881 shares issued and 50,801 shares outstanding in 2009 and 63,600 shares issued and 59,608 shares outstanding in 2008	579	636
Additional paid-in capital	549,326	537,005
Retained earnings	136,935	206,099
Accumulated other comprehensive loss	(92,035)	(4,135)
Treasury stock, at cost	(1,027,879)	(509,918)
Total stockholders' equity (deficit)	(433,074)	229,687
	$ 5,318,405	$5,257,112

See Notes to Consolidated Financial Statements.

10-K

Consolidated Statements of Cash Flows

(in thousands)	Year Ended August 29, 2009 (52 Weeks)	August 30, 2008 (53 Weeks)	August 25, 2007 (52 Weeks)
Cash flows from operating activities:			
Net income	$ 657,049	$ 641,606	$ 595,672
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	180,433	169,509	159,411
Amortization of debt origination fees	3,644	1,837	1,719
Income tax benefit from exercise of stock options	(8,407)	(10,142)	(16,523)
Deferred income taxes	46,318	67,474	24,844
Share-based compensation expense	19,135	18,388	18,462
Changes in operating assets and liabilities:			
Accounts receivable	(56,823)	(11,145)	20,487
Merchandise inventories	(76,337)	(137,841)	(160,780)
Accounts payable and accrued expenses	137,158	175,733	186,228
Income taxes payable	32,264	(3,861)	17,587
Other, net	(10,626)	9,542	(1,913)
Net cash provided by operating activities	923,808	921,100	845,194
Cash flows from investing activities:			
Capital expenditures	(272,247)	(243,594)	(224,474)
Purchase of marketable securities	(48,444)	(54,282)	(94,615)
Proceeds from sale of investments	46,306	50,712	86,921
Disposal of capital assets	10,663	4,014	3,453
Net cash used in investing activities	(263,722)	(243,150)	(228,715)
Cash flows from financing activities:			
Net (repayments of) proceeds from commercial paper	277,600	(206,700)	84,300
Proceeds from issuance of debt	500,000	750,000	—
Repayment of debt	(300,700)	(229,827)	(5,839)
Net proceeds from sale of common stock	39,855	27,065	58,952
Purchase of treasury stock	(1,300,002)	(849,196)	(761,887)
Income tax benefit from exercise of stock options	8,407	10,142	16,523
Payments of capital lease obligations	(17,040)	(15,880)	(11,360)
Other	(15,016)	(8,286)	(2,072)
Net cash used in financing activities	(806,896)	(522,682)	(621,383)
Effect of exchange rate changes on cash	(2,945)	539	—
Net increase (decrease) in cash and cash equivalents	(149,755)	155,807	(4,904)
Cash and cash equivalents at beginning of year	242,461	86,654	91,558
Cash and cash equivalents at end of year	$ 92,706	$ 242,461	$ 86,654
Supplemental cash flow information:			
Interest paid, net of interest cost capitalized	$ 132,905	$ 107,477	$ 116,580
Income taxes paid	$ 299,021	$ 313,875	$ 299,566
Assets acquired through capital lease	$ 16,880	$ 61,572	$ 69,325

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity (Deficit)

(in thousands)	Common Shares Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at August 26, 2006	77,240	$772	$500,880	$ 559,208	$(15,500)	$ (575,832)	$ 469,528
Net income				595,672			595,672
Minimum pension liability, net of taxes of $9,176					14,218		14,218
Foreign currency translation adjustment					(3,240)		(3,240)
Unrealized gain adjustment on marketable securities, net of taxes of $56					104		104
Net losses on outstanding derivatives, net of taxes of ($1,627)					(2,813)		(2,813)
Reclassification of net gains on derivatives into earnings					(612)		(612)
Comprehensive income							603,329
Cumulative effect of adopting SFAS 158, net of taxes of ($1,089)					(1,707)		(1,707)
Purchase of 6,032 shares of treasury stock						(761,887)	(761,887)
Retirement of treasury stock	(6,900)	(68)	(49,404)	(608,831)		658,303	—
Sale of common stock under stock option and stock purchase plans	910	9	58,943				58,952
Share-based compensation expense			18,462				18,462
Income tax benefit from exercise of stock options			16,523				16,523
Balance at August 25, 2007	71,250	713	545,404	546,049	(9,550)	(679,416)	403,200
Net income				641,606			641,606
Pension liability adjustments, net of taxes of ($1,145)					(1,817)		(1,817)
Foreign currency translation Adjustment					13,965		13,965
Unrealized gain adjustment on marketable securities, net of taxes of $142					263		263
Net losses on outstanding derivatives, net of taxes of ($3,715)					(6,398)		(6,398)
Reclassification of net gains on derivatives into earnings					(598)		(598)
Comprehensive income							647,021
Cumulative effect of adopting FIN 48				(26,933)			(26,933)
Purchase of 6,802 shares of treasury stock						(849,196)	(849,196)
Retirement of treasury stock	(8,100)	(81)	(63,990)	(954,623)		1,018,694	—
Sale of common stock under stock option and stock purchase plans	450	4	27,061				27,065
Share-based compensation expense			18,388				18,388
Income tax benefit from exercise of stock options			10,142				10,142
Balance at August 30, 2008	63,600	636	537,005	206,099	(4,135)	(509,918)	229,687
Net income				657,049			657,049
Pension liability adjustments, net of taxes of ($29,481)					(46,956)		(46,956)
Foreign currency translation adjustment					(43,655)		(43,655)
Unrealized gain adjustment on marketable securities net of taxes of $306					568		568
Reclassification of net loss on termination of swap into earnings, net of taxes of $1,601					2,744		2,744
Reclassification of net gain on derivatives into earnings					(612)		(612)
Comprehensive income							569,138
Cumulative effect of adopting SFAS 158 measurement date, net of taxes of $198				300	11		311
Purchase of 9,313 shares of treasury stock						(1,300,002)	(1,300,002)
Issuance of 3 shares of common stock						395	395
Retirement of treasury shares	(6,223)	(62)	(55,071)	(726,513)		781,646	—
Sale of common stock under stock option and stock purchase plans	504	5	39,850				39,855
Share-based compensation expense			19,135				19,135
Income tax benefit from exercise of stock options			8,407				8,407
Balance at August 29, 2009	57,881	$579	$549,326	$ 136,935	$(92,035)	$(1,027,879)	$ (433,074)

See Notes to Consolidated Financial Statements.

10-K

Notes to Consolidated Financial Statements

Note A – Significant Accounting Policies

Business: AutoZone, Inc. and its wholly owned subsidiaries ("AutoZone" or the "Company") is principally a retailer and distributor of automotive parts and accessories. At the end of fiscal 2009, the Company operated 4,229 domestic stores in the United States and Puerto Rico, and 188 stores in Mexico. Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. In 2,303 of the stores at the end of fiscal 2009, the Company has a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations, and public sector accounts. The Company also sells the ALLDATA brand automotive diagnostic and repair software through www.alldata.com. Additionally, the Company sells automotive hard parts, maintenance items, accessories, and non-automotive products through www.autozone.com, and as part of our commercial sales program, through www.autozonepro.com.

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August. Accordingly, fiscal 2009 represented 52 weeks ended on August 29, 2009. Fiscal 2008 represented 53 weeks ended on August 30, 2008, and fiscal 2007 represented 52 weeks ended on August 25, 2007.

Basis of Presentation: The consolidated financial statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements. Actual results could differ from those estimates.

Cash Equivalents: Cash equivalents consist of investments with original maturities of 90 days or less at the date of purchase. Cash equivalents include proceeds due from credit and debit card transactions with settlement terms of less than 5 days. Credit and debit card receivables included within cash equivalents were $24.3 million at August 29, 2009 and $22.7 million at August 30, 2008.

Marketable Securities: The Company invests a portion of its assets held by the Company's wholly owned insurance captive in marketable debt securities and classifies them as available-for-sale. The Company includes these securities within the other current assets caption and records the amounts at fair market value, which is determined using quoted market prices at the end of the reporting period. Unrealized gains and losses on these marketable securities are recorded in accumulated other comprehensive income, net of tax. The Company's basis for determining the cost of a security sold is the "Specific Identification Method."

The Company's available-for-sale financial instruments consisted of the following:

(in thousands)	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
August 29, 2009	$68,862	$1,510	$(334)	$70,038
August 30, 2008	$58,517	$ 457	$(171)	$58,803

The debt securities held at August 29, 2009, had effective maturities ranging from less than one year to approximately 3 years and consisted primarily of high grade Corporate and Government fixed income securities. The Company did not realize any material gains or losses on its marketable securities during fiscal 2009.

The Company holds three securities that are in an unrealized loss position of approximately $300 thousand at August 29, 2009. The Company has the intent and ability to hold these investments until recovery of fair value or maturity, and does not deem the investments to be impaired on an other than temporary basis. In evaluating whether the securities are deemed to be impaired on an other than temporary basis, the Company considers factors such as the duration and severity of the loss position, the credit worthiness of the investee, the term to maturity and our intent and ability to hold the investments until maturity or until recovery of fair value.

Accounts Receivable: Accounts receivable consists of receivables from commercial customers and vendors, and are presented net of an allowance for uncollectible accounts. AutoZone routinely grants credit to certain of its commercial customers. The risk of credit loss in its trade receivables is substantially mitigated by the Company's credit evaluation process, short collection terms and sales to a large number of customers, as well as the low revenue per transaction for most of its sales. Allowances for potential credit losses are determined based on historical experience and current evaluation of the composition of accounts receivable. Historically, credit losses have been within management's expectations and the allowances for uncollectible accounts were $2.5 million at August 29, 2009, and $16.3 million at August 30, 2008. The decrease in the allowance during fiscal 2009 was due to the write off against the allowance of $14.9 million of receivables that were over 2 years old and previously reserved.

Historically, certain receivables were sold to a third party at a discount for cash with limited recourse. At August 30, 2008, the Company had $55.4 million outstanding under this program. During the second quarter of fiscal 2009, AutoZone terminated its agreement to sell receivables to a third party. There were no amounts outstanding under this program as of August 29, 2009.

Merchandise Inventories: Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method for domestic inventories and the first-in, first out (FIFO) for Mexico inventories. Included in inventory are related purchasing, storage and handling costs. Due to price deflation on the Company's merchandise purchases, the Company's domestic inventory balances are effectively maintained under the FIFO method. The Company's policy is not to write up inventory in excess of replacement cost. The cumulative balance of this unrecorded adjustment, which will be reduced upon experiencing price inflation on our merchandise purchases, was $223.0 million at August 29, 2009, and $225.4 million at August 30, 2008.

Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are computed principally using the straight-line method over the following estimated useful lives: buildings, 40 to 50 years; building improvements, 5 to 15 years; equipment, 3 to 10 years; and leasehold improvements, over the shorter of the asset's estimated useful life or the remaining lease term, which includes any reasonably assured renewal periods. Depreciation and amortization include amortization of assets under capital lease.

Impairment of Long-Lived Assets: The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable and exceeds its fair value. When such an event occurs, the Company compares the sum of the undiscounted expected future cash flows of the asset (asset group) with the carrying amounts of the asset. If the undiscounted expected future cash flows are less than the carrying value of the assets, the Company measures the amount of impairment loss as the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded in the three years ended August 29, 2009.

Goodwill: The cost in excess of fair value of identifiable net assets of businesses acquired is recorded as goodwill. Goodwill has not been amortized since fiscal 2001, but an analysis is performed at least annually to compare the fair value of the reporting unit to the carrying amount to determine if any impairment exists. The Company performs its annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. No impairment losses were recorded in the three years ended August 29, 2009. Goodwill was $302.6 million, net of accumulated amortization of $51.2 million, as of August 29, 2009, and August 30, 2008.

Derivative Instruments and Hedging Activities: AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, the Company uses various financial instruments to reduce such risks. To date, based upon the Company's current level of foreign operations, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of the Company's hedging activities are governed by guidelines that are authorized by AutoZone's Board of Directors. Further, the Company does not buy or sell financial instruments for trading purposes.

AutoZone's financial market risk results primarily from changes in interest rates. At times, AutoZone reduces its exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps. All of the Company's interest rate hedge instruments are designated as cash flow hedges. Refer to "Note G – Derivative Financial Instruments" for additional disclosures regarding the Company's derivative instruments and hedging activities. Cash flows related to these instruments designated as qualifying hedges are reflected in the accompanying consolidated statements of cash flows in the same categories as the cash flows from the items being hedged. Accordingly, cash flows relating to the settlement of interest rate derivatives hedging the forecasted issuance of debt have been reflected upon settlement as a component of financing cash flows. The resulting gain or loss from such settlement is deferred to other comprehensive loss and reclassified to interest expense over the term of the underlying debt. This reclassification of the deferred gains and losses impacts the interest expense recognized on the underlying debt that was hedged and is therefore reflected as a component of operating cash flows in periods subsequent to settlement. The periodic settlement of interest rate derivatives hedging outstanding variable rate debt is recorded as an adjustment to interest expense and is therefore reflected as a component of operating cash flows.

Foreign Currency: The Company accounts for its Mexican operations using the Mexican peso as the functional currency and converts its financial statements from Mexican pesos to U.S. dollars. The cumulative loss on currency translation is recorded as a component of accumulated other comprehensive loss and approximated $45.5 million at August 29, 2009, and $1.8 million at August 30, 2008.

Self-Insurance Reserves: The Company retains a significant portion of the risks associated with workers' compensation, employee health, general, products liability, property and vehicle insurance. Through various methods, which include analyses of historical trends and utilization of actuaries, the Company estimates the costs of these risks. The costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. Estimates are based on calculations that consider historical lag and claim development factors. The long-term portions of these liabilities are recorded at our estimate of their net present value.

Deferred Rent: The Company recognizes rent expense on a straight-line basis over the course of the lease term, which includes any reasonably assured renewal periods, beginning on the date the Company takes physical possession of the property (see "Note L – Leases"). Differences between this calculated expense and cash payments are recorded as a liability in accrued expenses and other liabilities on the accompanying balance sheet. This deferred rent approximated $59.2 million as of August 29, 2009, and $51.0 million as of August 30, 2008.

Financial Instruments: The Company has financial instruments, including cash and cash equivalents, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. A discussion of the carrying values and fair values of the Company's debt is included in "Note H – Financing," marketable securities is included in "Note A – Marketable Securities," and derivatives is included in "Note G – Derivative Financial Instruments."

Income Taxes: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Our effective tax rate is based on income by tax jurisdiction, statutory rates, and tax saving initiatives available to us in the various jurisdictions in which we operate.

The Company recognizes liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the Company must determine the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

The Company classifies interest related to income tax liabilities as income tax expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The remaining portion of the income tax liabilities and accrued interest and penalties are presented as noncurrent liabilities because payment of cash is not anticipated within one year of the balance sheet date. These noncurrent income tax liabilities are recorded in the caption "Other liabilities" in the consolidated balance sheets.

Sales and Use Taxes: Governmental authorities assess sales and use taxes on the sale of goods and services. The Company excludes taxes collected from customers in its reported sales results; such amounts are reflected as accrued expenses and other until remitted to the taxing authorities.

Revenue Recognition: The Company recognizes sales at the time the sale is made and the product is delivered to the customer. Revenue from sales are presented net of allowances for estimated sales returns, which are based on historical return rates.

A portion of the Company's transactions include the sale of auto parts that contain a core component. The core component represents the recyclable portion of the auto part. Customers are not charged for the core component of the new part if a used core is returned at the point of sale of the new part; otherwise the Company charges customers a specified amount for the core component. The Company refunds that same amount upon the customer returning a used core to the store at a later date. The Company does not recognize sales or cost of sales for the core component of these transactions when a used part is returned or expected to be returned from the customer.

Vendor Allowances and Advertising Costs: The Company receives various payments and allowances from its vendors through a variety of programs and arrangements. Monies received from vendors include rebates, allowances and promotional funds. The amounts to be received are subject to the terms of the vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiations that may be impacted in the future based on changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise.

Rebates and other miscellaneous incentives are earned based on purchases or product sales and are accrued ratably over the purchase or sale of the related product. These monies are recorded as a reduction of inventories and are recognized as a reduction to cost of sales as the related inventories are sold.

The majority of the vendor funds received is recorded as a reduction of the cost of inventories and is recognized as a reduction to cost of sales as these inventories are sold. For arrangements that provide for reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendors' products, the vendor funds are recorded as a reduction to selling, general and administrative expenses in the period in which the specific costs were incurred.

The Company expenses advertising costs as incurred. Advertising expense, net of vendor promotional funds, was $72.1 million in fiscal 2009, $86.2 million in fiscal 2008, and $85.9 million in fiscal 2007. Vendor promotional funds, which reduced advertising expense, amounted to $9.7 million in fiscal 2009, $2.9 million in fiscal 2008, and zero in fiscal 2007.

Cost of Sales and Operating, Selling, General and Administrative Expenses: The following illustrates the primary costs classified in each major expense category:

Cost of Sales

- Total cost of merchandise sold, including:
  - Freight expenses associated with moving merchandise inventories from the Company's vendors to the distribution centers and to the retail stores
  - Vendor allowances that are not reimbursements for specific, incremental and identifiable costs
- Cost associated with operating the Company's supply chain, including payroll and benefit costs, warehouse occupancy costs, transportation costs and depreciation
- Inventory shrinkage

Operating, Selling, General and Administrative Expenses

- Payroll and benefit costs for store and store support employees;
- Occupancy costs of retail and store support facilities;
- Depreciation related to retail and store support assets;
- Transportation costs associated with commercial deliveries;
- Advertising;
- Self insurance costs; and
- Other administrative costs, such as credit card transaction fees, supplies, and travel and lodging

Warranty Costs: The Company or the vendors supplying its products provides its customers limited warranties on certain products that range from 30 days to lifetime. In most cases, the Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate. These obligations, which are often funded by vendor allowances, are recorded as a component of accrued expenses. For vendor allowances that are in excess of the related estimated warranty expense for the vendor's products, the excess is recorded in inventory and recognized as a reduction to cost of sales as the related inventory is sold.

Shipping and Handling Costs: The Company does not generally charge customers separately for shipping and handling. Substantially all the cost the Company incurs to ship products to our stores is included in cost of sales.

Pre-opening Expenses: Pre-opening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Earnings Per Share: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding shares adjusted for the effect of common stock equivalents, which are primarily stock options. Stock options that were not included in the diluted computation because they would have been anti-dilutive were approximately 30,000 shares at August 29, 2009, 31,000 shares at August 30, 2008, and 8,000 shares at August 25, 2007.

Share-Based Payments: Share-based payments include stock option grants and certain other transactions under the Company's stock plans. The Company recognizes compensation expense for its share-based payments based on the fair value of the awards. See "Note B – Share-Based Payments" for further discussion.

Recent Accounting Pronouncements: In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively postretirement benefit plans) to: recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position and provide additional disclosures.

On August 25, 2007, the Company adopted the recognition and disclosure provisions and on August 31, 2008, the company adopted the measurement date provisions. The adoption of these provisions had no material effect on the consolidated financial statements. Refer to "Note K-Pension and Savings Plans" for further description of these adoptions.

On August 31, 2008, the Company adopted, FASB Statement No. 157, "Fair Value Measurements" ("SFAS 157"). This new standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. There is a one-year deferral of the adoption of this standard as it relates to nonfinancial assets and liabilities. The adoption of this statement did not have a material impact on the consolidated financial statements.

In December 2007, the FASB issued FASB Statement 141R, "Business Combinations," ("SFAS 141R"). This standard significantly changes the accounting for and reporting of business combinations in consolidated financial statements. Among other things, SFAS 141R requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed at the acquisition date and requires the expensing of most transaction and restructuring costs. The standard is effective for the Company beginning August 30, 2009, and is applicable only to transactions occurring after the effective date.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133," ("SFAS 161"). SFAS 161 amends SFAS No. 133 to improve the disclosure requirements for derivative instruments and hedging activities by providing enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The adoption of SFAS 161 did not have a material impact on the Company's financial statements.

In April 2009, the FASB issued FASB Staff Position No. 107-1 ("FSP 107-1") and Accounting Principles Board Opinion No. 28-1 ("APB 28-1"), "Interim Disclosures about Fair Value of Financial Instruments," amending the disclosure requirements in SFAS 107 and APB Opinion 28. FSP 107-1 and APB 28-1 require disclosures about the fair value of financial instruments for interim reporting periods in addition to annual reporting periods. These disclosures will be required commencing with the Company's fiscal quarter beginning August 30, 2009.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS 165"), which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company adopted SFAS 165 on August 29, 2009, and it had no impact on the Company's consolidated financial statements. Management has evaluated subsequent events through the date these financial statements were issued.

In June 2009, the FASB voted to approve the FASB Accounting Standards Codification (Codification) as the single source of authoritative nongovernmental U.S. generally accepted accounting principles. The Codification will be effective for the Company commencing with the Company's fiscal quarter beginning August 30, 2009. The FASB Codification does not change U.S. generally accepted accounting principles, but combines all authoritative standards such as those issued by the FASB, the American Institute of Certified Public Accountants and the Emerging Issues Task Force into a comprehensive, topically organized online database.

Note B – Share-Based Payments

Total share-based expense (a component of operating, selling, general and administrative expenses) was $19.1 million related to stock options and share purchase plans for fiscal 2009, $18.4 million for fiscal 2008, and $18.5 million for fiscal 2007. Tax deductions in excess of recognized compensation cost are classified as a financing cash inflow.

AutoZone grants options to purchase common stock to certain of its employees and directors under various plans at prices equal to the market value of the stock on the date of grant. Options have a term of 10 years or 10 years and one day from grant date. Director options generally vest three years from grant date. Employee options generally vest in equal annual installments on the first, second, third and fourth anniversaries of the grant date. Employees and directors generally have 30 days after the service relationship ends, or one year after death, to exercise all vested options. The fair value of each option grant is separately estimated for each vesting date. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the award and each vesting date. The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes-Merton multiple-option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense. The weighted average for key assumptions used in determining the fair value of options granted and the compensation expense recorded as well as a summary of the methodology applied to develop each assumption are as follows:

	Year Ended		
	August 29, 2009	August 30, 2008	August 25, 2007
Expected price volatility	28%	24%	26%
Risk-free interest rates	2.4%	4.1%	4.6%
Weighted average expected lives in years	4.1	4.0	3.9
Forfeiture rate	10%	10%	10%
Dividend yield	0%	0%	0%

Expected Price Volatility — This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of our stock to calculate the volatility assumption as it is management's belief that this is the best indicator of future volatility. We calculate daily market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-Free Interest Rate — This is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected Lives — This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. Options granted have a maximum term of ten years or ten years and one day. An increase in the expected life will increase compensation expense.

Forfeiture Rate — This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. This estimate is based on historical experience at the time of valuation and reduces expense ratably over the vesting period. An increase in the forfeiture rate will decrease compensation expense. This estimate is evaluated periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

Dividend Yield — The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease compensation expense.

The weighted average grant date fair value of options granted was $34.06 during fiscal 2009, $30.28 during fiscal 2008, and $29.04 during fiscal 2007. The intrinsic value of options exercised was $29 million in fiscal 2009, $29 million in fiscal 2008, and $47 million in fiscal 2007. The total fair value of options vested was $16 million in fiscal 2009, $18 million in fiscal 2008 and $12 million in fiscal 2007.

The Company generally issues new shares when options are exercised. The following table summarizes information about stock option activity for the year ended August 29, 2009:

	Number of Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding August 30, 2008	3,101,237	$ 89.42		
Granted	594,442	131.23		
Exercised	(503,839)	80.62		
Canceled	(96,488)	94.19		
Outstanding August 29, 2009	3,095,352	98.73	6.44	153,925
Exercisable	1,622,300	82.32	4.92	107,285
Expected to Vest	1,325,747	116.81	8.11	41,947
Available for future grants	3,666,029			

Under the AutoZone, Inc. 2003 Director Compensation Plan, a non-employee director may receive no more than one-half of their director fees immediately in cash, and the remainder of the fees must be taken in common stock. The director may elect to receive up to 100% of the fees in stock or defer all or part of the fees in units ("Director Units") with value equivalent to the value of shares of common stock as of the grant date. At August 29, 2009, the Company has $2.6 million accrued related to 17,506 director units issued under the current and prior plans with 78,943 shares of common stock reserved for future issuance under the current plan.

Under the AutoZone, Inc. 2003 Director Stock Option Plan (the "Director Stock Option Plan"), each non-employee director receives an option grant on January 1 of each year, and each new non-employee director receives an option to purchase 3,000 shares upon election to the Board of Directors, plus a portion of the annual directors' option grant prorated for the portion of the year actually served in office. Under the Director Compensation Program, each non-employee director may choose between two pay options, and the number of stock options a director receives under the Director Stock Option Plan depends on which pay option the director chooses. Directors who elect to be paid only the Base Retainer will receive, on January 1 during their first two years of services as a director, an option to purchase 3,000 shares of AutoZone common stock. After the first two years, such directors will receive, on January 1 of each year, an option to purchase 1,500 shares of common stock, and each such director who owns common stock or Director Units worth at least five times the Base Retainer will receive an additional option to purchase 1,500 shares. Directors electing to be paid a Supplemental Retainer in addition to the Base Retainer will receive, on January 1 during their first two years of service as a director, an option to purchase 2,000 shares of AutoZone common stock. After the first two years, such directors will receive an option to purchase 500 shares of common stock, and each such director who owns common stock or Stock Units worth at least five times the Base Retainer will receive an additional option to purchase 1,500 shares. These stock option grants are made at the fair market value as of the grant date. At August 29, 2009, there are 114,516 outstanding options with 232,984 shares of common stock reserved for future issuance under this plan.

The Company recognized $0.9 million in expense related to the discount on the selling of shares to employees and executives under various share purchase plans in fiscal 2009, $0.7 million in fiscal 2008 and $1.1 million in fiscal 2007. The employee stock purchase plan, which is qualified under Section 423 of the Internal Revenue Code, permits all eligible employees to purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the plan, 29,147 shares were sold to employees in fiscal 2009, 36,147 shares were sold to employees in fiscal 2008, and 39,139 shares were sold to employees in fiscal 2007. The Company repurchased 37,190 shares at fair value in fiscal 2009, 39,235 shares at fair value in fiscal 2008, and 65,152 shares at fair value in fiscal 2007 from employees electing to sell their stock. Issuances of shares under the employee stock purchase plans are netted against repurchases and such repurchases are not included in share repurchases disclosed in "Note J – Stock Repurchase Program." At August 29, 2009, 320,603 shares of common stock were reserved for future issuance under this plan. Once executives have reached the maximum under the employee stock purchase plan, the Amended and Restated Executive Stock Purchase Plan permits all eligible executives to purchase AutoZone's common stock up to 25 percent of his or her annual salary and bonus. Purchases under this plan were 1,705 shares in fiscal 2009, 1,793 shares in fiscal 2008, and 1,257 shares in fiscal 2007. At August 29, 2009, 259,539 shares of common stock were reserved for future issuance under this plan.

Note C – Accrued Expenses and Other

Accrued expenses consisted of the following:

(in thousands)	August 29, 2009	August 30, 2008
Medical and casualty insurance claims (current portion)	$ 65,024	$ 55,270
Accrued compensation, related payroll taxes and benefits	121,192	98,054
Property, sales, and other taxes	92,065	87,174
Accrued interest	32,448	26,375
Accrued gift cards	16,337	11,659
Accrued sales and warranty returns	12,432	9,983
Capital lease obligations	16,735	15,917
Other	25,038	23,233
	$ 381,271	$ 327,664

The Company retains a significant portion of the insurance risks associated with workers' compensation, employee health, general, products liability, property and automotive insurance. A portion of these self-insured losses is managed through a wholly owned insurance captive. The Company maintains certain levels for stop-loss coverage for each self-insured plan in order to limit its liability for large claims. The limits are per claim and are $1.5 million for workers' compensation and property, $0.5 million for employee health, and $1.0 million for general, products liability, and automotive.

Note D — Income Taxes

The provision for income tax expense consisted of the following:

(in thousands)	Year Ended August 29, 2009	August 30, 2008	August 25, 2007
Current:			
Federal	$303,929	$285,516	$292,166
State	26,450	20,516	23,468
	330,379	306,032	315,634
Deferred:			
Federal	46,809	51,997	22,878
State	(491)	7,754	1,966
	46,318	59,751	24,844
Total provision for income taxes	$376,697	$365,783	$340,478

A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

	Year Ended August 29, 2009	August 30, 2008	August 25, 2007
Federal tax at statutory U.S. income tax rate	35.0%	35.0%	35.0%
State income taxes, net	1.6%	1.8%	1.8%
Other	(0.2%)	(0.5%)	(0.4%)
Effective tax rate	36.4%	36.3%	36.4%

Significant components of the Company's deferred tax assets and liabilities were as follows:

(in thousands)	August 29, 2009	August 30, 2008
Deferred tax assets:		
Domestic net operating loss and credit carryforwards	$ 23,119	$ 20,259
Foreign net operating loss and credit carryforwards	1,369	4,857
Insurance reserves	14,769	7,933
Accrued benefits	32,976	27,991
Pension	26,273	—
Other	35,836	39,204
Total deferred tax assets	134,342	100,244
Less valuation allowances	(7,116)	(7,551)
Net deferred tax assets	127,226	92,693
Deferred tax liabilities:		
Property and equipment	36,472	24,186
Inventory	192,715	149,318
Pension	—	1,620
Prepaid expenses	11,517	13,658
Other	3,323	2,431
Deferred tax liabilities	244,027	191,213
Net deferred tax liabilities	$(116,801)	$(98,520)

Deferred taxes are not provided for temporary differences of approximately $47.1 million at August 29, 2009, and $26.5 million of August 30, 2008, representing earnings of non-U.S. subsidiaries that are intended to be permanently reinvested. Computation of the potential deferred tax liability associated with these undistributed earnings and other basis differences is not practicable.

At August 29, 2009, and August 30, 2008, the Company had deferred tax assets of $8.4 million and $8.6 million from federal tax operating losses ("NOLs") of $24.0 million and $24.6 million, and deferred tax assets of $1.3 million and $1.5 million from state tax NOLs of $24.6 million and $32.8 million, respectively. At August 29, 2009, and August 30, 2008, the Company had deferred tax assets of $1.3 million and $3.8 million from Non-U.S. NOLs of $3.3 million and $9.7 million, respectively. The federal, state, and Non-U.S. NOLs expire between fiscal 2010 and fiscal 2028. At August 29, 2009 and August 30, 2008, the Company had a valuation allowance of $6.8 million and $7.0 million, respectively, for certain federal and state NOLs resulting primarily from annual statutory usage limitations. At August 29, 2009 and August 30, 2008, the Company had deferred tax assets of $13.5 million and $11.2 million, respectively, for federal, state, and Non-U.S. income tax credit carryforwards. Certain tax credit carryforwards have no expiration date and others will expire in fiscal 2010 through fiscal 2030. At August 29, 2009, and August 30, 2008, the Company had a valuation allowance of $0.4 million and $0.5 million for credits subject to such expiration periods, respectively.

AutoZone adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48") on August 26, 2007. FIN 48 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. The adoption of FIN 48 resulted in a decrease to the beginning balance of retained earnings of $26.9 million at the date of adoption. Including this cumulative effect amount, the liability recorded for total unrecognized tax benefits upon adoption at August 26, 2007, was $49.2 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	August 29, 2009	August 30, 2008
Beginning balance	$40,759	$49,240
Additions based on tax positions related to the current year	5,511	6,181
Additions for tax positions of prior years	9,567	65
Reductions for tax positions of prior years	(5,679)	(8,890)
Reductions due to settlements	(2,519)	(3,201)
Reductions due to statue of limitations	(3,447)	(2,636)
Ending balance	$44,192	$40,759

Included in the August 29, 2009, balance is $28.5 million of unrecognized tax benefits that, if recognized, would reduce the Company's effective tax rate.

The Company accrues interest on unrecognized tax benefits as a component of income tax expense. Penalties, if incurred, would be recognized as a component of income tax expense. The Company had $12.4 million and $15.0 million accrued for the payment of interest and penalties associated with unrecognized tax benefits at August 29, 2009 and August 30, 2008 respectively.

The major jurisdictions where the Company files income tax returns are the United States and Mexico. With few exceptions, tax returns filed for tax years 2004 through 2008 remain open and subject to examination by the relevant tax authorities. The Company is typically engaged in various tax examinations at any given time, both by U.S. federal and state taxing jurisdictions and Mexican tax authorities. As of August 29, 2009 the Company estimates that the amount of unrecognized tax benefits could be reduced by approximately $18.7 million over the next twelve months as a result of tax audit closings, settlements, and the expiration of statutes to examine such returns in various jurisdictions. While the Company believes that it is adequately accrued for possible audit adjustments, the final resolution of these examinations cannot be determined at this time and could result in final settlements that differ from current estimates.

Note E — Fair Value Measurements

Effective August 31, 2008, the Company adopted SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in Generally Accepted Accounting Principles ("GAAP") and expands disclosure requirements about fair value measurements. This standard defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a framework for measuring fair value by creating a hierarchy of valuation inputs used to measure fair value, and although it does not require additional fair value measurements, it applies to other accounting pronouncements that require or permit fair value measurements.

The hierarchy prioritizes the inputs into three broad levels:

Level 1 inputs — unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs — inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.

Level 3 inputs — unobservable inputs for the asset or liability.

At August 29, 2009, the fair value measurement amounts for assets and liabilities recorded on the Company's Consolidated Balance Sheet consisted of short-term investments (Level 1) of $69.3 million, which are included within other current assets. Short-term investments are typically valued at the closing price in the principal active market as of the last business day of the quarter.

Note F — Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes certain adjustments to pension liabilities, foreign currency translation adjustments, certain activity for interest rate swaps that qualify as cash flow hedges and unrealized gains and (losses) on available-for-sale securities.

Changes in accumulated other comprehensive (income) loss consisted of the following:

(in thousands)	Pension Liability Adjustments, net of taxes	Foreign Currency Translation Adjustments	Unrealized Loss (Gain) on Marketable Securities, net of taxes	Net Loss (Gain) on Outstanding Derivatives, net of taxes	Reclassification of Net Gains on Derivatives into Earnings, net of taxes	Accumulated Other Comprehensive Loss
Balance at August 25, 2007	$ 2,453	$ 15,763	$ 77	$(3,654)	$(5,089)	$ 9,550
Current-Year activity	1,817	(13,965)	(263)	6,398	598	(5,415)
Balance at August 30, 2008	4,270	1,798	(186)	2,744	(4,491)	4,135
Current-Year activity	46,945	43,655	(568)	(2,744)	612	87,900
Balance at August 29, 2009	$51,215	$ 45,453	$(754)	$ —	$(3,879)	$92,035

The pension adjustment of $46.9 million reflects actuarial losses not yet reflected in the periodic pension cost caused primarily by the significant losses on pension assets in the current year. The foreign currency translation adjustment of $43.7 million during fiscal 2009 was attributable to the weakening of the Mexican Peso against the US Dollar, which as of August 29, 2009, had decreased by approximately 30% when compared to August 30, 2008.

Note G – Derivative Financial Instruments

Cash Flow Hedges

The Company was party to an interest rate swap agreement related to its $300 million term floating rate loan, which bore interest based on the three month London InterBank Offered Rate (LIBOR) and matured in December, 2009. Under this agreement, which was accounted for as a cash flow hedge, the interest rate on the term loan was effectively fixed for its entire term at 4.4% and effectiveness was measured each reporting period.

The effective portion of the gain or loss on interest rate hedges was deferred and reported as a component of other comprehensive income or loss. These deferred gains and losses were recognized in income as a decrease or increase to interest expense in the period in which the related cash flows being hedged were recognized in expense. During August 2009, the Company elected to prepay, without penalty, the entire $300 million term loan. The outstanding liability associated with the interest rate swap totaled $3.6 million, and was immediately expensed in earnings upon termination. The Company recognized $5.9 million as increases to interest expense during the current fiscal year related to payments associated with the interest rate swap agreement prior to its termination. At August 30, 2008, the fair value of the outstanding interest rate swap was a negative $4.3 million.

At August 29, 2009, the Company had $3.9 million recorded in accumulated other comprehensive income related to net realized gains associated with terminated interest derivatives, which were designated as hedges. Net gains are amortized into earnings over the remaining life of the associated debt. For the fiscal year ended August 29, 2009, the Company reclassified $612,000 of net gains from accumulated other comprehensive income to interest expense.

Derivatives not designated as Hedging Instruments

The Company is dependent upon diesel fuel to operate its vehicles used in the Company's distribution network to deliver parts to its stores and unleaded fuel for delivery of parts from its stores to its commercial customers or other stores. Fuel is not a material component of the Company's operating costs; however, the Company attempts to secure fuel at the lowest possible cost and to reduce volatility in its operating costs. Because unleaded and diesel fuel include transportation costs and taxes, there are limited opportunities to hedge this exposure directly. However, during fiscal year 2009, the Company used a derivative financial instrument based on the Reformulated Gasoline Blendstock for Oxygen Blending (RBOB) index to economically hedge the commodity cost associated with its unleaded fuel.

The fuel swap did not qualify for hedge accounting treatment and was executed to economically hedge a portion of unleaded fuel purchases. The notional amount of the contract was 2.5 million gallons and terminated August 31, 2009. The loss on the fuel contract for fiscal 2009 was $2.3 million.

Note H — Financing

The Company's long-term debt consisted of the following:

(in thousands)	August 29, 2009	August 30, 2008
Bank Term Loan due December 2009, effective interest rate of 4.40%	$ —	$ 300,000
4.75% Senior Notes due November 2010, effective interest rate of 4.17%	199,300	200,000
5.875% Senior Notes due October 2012, effective interest rate of 6.33%	300,000	300,000
4.375% Senior Notes due June 2013, effective interest rate of 5.65%	200,000	200,000
6.5% Senior Notes due January 2014, effective interest rate of 6.63%	500,000	500,000
5.75% Senior Notes due January 2015, effective interest rate of 5.89%	500,000	—
5.5% Senior Notes due November 2015, effective interest rate of 4.86%	300,000	300,000
6.95% Senior Notes due June 2016, effective interest rate of 7.09%	200,000	200,000
7.125% Senior Notes due August 2018, effective interest rate of 7.28%	250,000	250,000
Commercial paper, weighted average interest rate of 0.5% at August 29, 2009	277,600	—
	$2,726,900	$2,250,000

As of August 29, 2009, the commercial paper borrowings mature in the next twelve months but are classified as long-term in the accompanying Consolidated Balance Sheets, as the Company has the ability and intent to refinance them on a long-term basis. Specifically, excluding the effect of commercial paper borrowings, the Company had $688.1 million of availability under its $800 million revolving credit facility, expiring in July 2012 that would allow it to replace these short term obligations with long-term financing.

In July 2009, the Company terminated its $1.0 billion revolving credit facility, which was scheduled to expire in fiscal 2010, and replaced it with an $800 million revolving credit facility. This credit facility is available to primarily support commercial paper borrowings, letters of credit and other short-term unsecured bank loans. This facility expires in July 2012, may be increased to $1.0 billion at AutoZone's election and subject to bank credit capacity and approval, may include up to $200 million in letters of credit, and may include up to $100 million in capital leases each fiscal year. After reducing the available balance by commercial paper borrowings and certain outstanding letters of credit, the Company had $410.5 million in available capacity under this facility at August 29, 2009. Interest accrues on Eurodollar loans at a defined Eurodollar rate plus the applicable percentage, which could range from 150 basis points to 450 basis points, depending upon our senior unsecured (non-credit enhanced) long-term debt rating.

During August 2009, the Company elected to prepay, without penalty, the $300 million bank term loan entered in December 2004, and subsequently amended. The term loan facility provided for a term loan, which consisted of, at the Company's election, base rate loans, Eurodollar loans or a combination thereof. The entire unpaid principal amount of the term loan would be due and payable in full on December 23, 2009, when the facility was scheduled to terminate. Interest accrued on base rate loans at a base rate per annum equal to the higher of the prime rate or the Federal Funds Rate plus ½ of 1%. The Company entered into an interest rate swap agreement on December 29, 2004, to effectively fix, based on current debt ratings, the interest rate of the term loan at 4.4%. The outstanding liability associated with the interest rate swap totaled $3.6 million, and was expensed in operating, selling, general and administrative expenses upon termination of the hedge in fiscal 2009.

On June 25, 2008, the Company entered into an agreement with ESL Investments, Inc., (the "ESL Agreement") setting forth certain understandings and agreements regarding the voting by ESL Investments, Inc., on behalf of itself and its affiliates (collectively, "ESL"), of certain shares of common stock of AutoZone, Inc. and related matters. Among other things, the Company agreed to use its commercially reasonable efforts to increase the Company's adjusted debt/EBITDAR target ratio from 2.1:1 to 2.5:1 no later than February 14, 2009. The Company met this commitment at February 14, 2009. The Company calculates adjusted debt as the sum of total debt, capital lease obligations and rent times six; and the Company calculates EBITDAR by adding interest, taxes, depreciation, amortization, rent and stock option expenses to net income. At August 29, 2009, the adjusted debt/EBITDAR ratio was 2.5:1.

On August 4, 2008, the Company issued $500 million in 6.50% Senior Notes due 2014 and $250 million in 7.125% Senior Notes due 2018 under the Company's shelf registration statement filed with the Securities and

Exchange Commission on July 29, 2008 (the "Shelf Registration"). That shelf registration allowed the Company to sell an indeterminate amount in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions.

On July 2, 2009, the Company issued $500 million in 5.75% Senior Notes due 2015 under the Shelf Registration statement. The Company used the proceeds to pay down the Company's commercial paper borrowings, to prepay in full the $300 million term loan in August 2009, and the remainder for general corporate purposes, including for working capital requirements, capital expenditures, new store openings and stock repurchases.

The 6.50% and 7.125% Senior Notes issued during August 2008, and the 5.75% Senior Notes issued in July, 2009, are subject to an interest rate adjustment if the debt ratings assigned to the notes are downgraded. They also contain a provision that repayment of the notes may be accelerated if AutoZone experiences a change in control (as defined in the agreements). The Company's borrowings under the Company's other senior notes arrangements contain minimal covenants, primarily restrictions on liens. Under the Company's other borrowing arrangements, covenants include limitations on total indebtedness, restrictions on liens, a minimum fixed charge coverage ratio and a change of control provision that may require acceleration of the repayment obligations under certain circumstances. All of the repayment obligations under the Company's borrowing arrangements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs.

The $800 million revolving credit agreement requires that the Company's consolidated interest coverage ratio as of the last day of each quarter shall be no less than 2.50:1. This ratio is defined as the ratio of (i) consolidated earnings before interest, taxes and rents to (ii) consolidated interest expense plus consolidated rents. The Company's consolidated interest coverage ratio as of August 29, 2009 was 4.19:1. As of August 29, 2009, the Company was in compliance with all covenants and expects to remain in compliance with all covenants.

All of the Company's debt is unsecured. Scheduled maturities of long-term debt are as follows:

Fiscal Year	Amount (in thousands)
2010	$ 277,600
2011	199,300
2012	—
2013	500,000
2014	500,000
Thereafter	1,250,000
	$2,726,900

The fair value of the Company's debt was estimated at $2.853 billion as of August 29, 2009, and $2.235 billion as of August 30, 2008, based on the quoted market prices for the same or similar issues or on the current rates available to the Company for debt of the same remaining maturities. Such fair value is greater than the carrying value of debt by $126.5 million at August 29, 2009, and less than the carrying value of debt by $15.0 million at August 30, 2008.

Note I — Interest Expense

Net interest expense consisted of the following:

	Year Ended		
(in thousands)	August 29, 2009	August 30, 2008	August 25, 2007
Interest expense	$147,504	$121,843	$123,311
Interest income	(3,887)	(3,785)	(2,819)
Capitalized interest	(1,301)	(1,313)	(1,376)
	$142,316	$116,745	$119,116

Note J – Stock Repurchase Program

During 1998, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The program was last amended on June 17, 2009 to increase the repurchase authorization to $7.9 billion from $7.4 billion. From January 1998 to August 29, 2009, the Company has repurchased a total of 115.4 million shares at an aggregate cost of $7.6 billion.

The following table summarizes our share repurchase activity for the following fiscal years:

	Year Ended		
(in thousands)	August 29, 2009	August 30, 2008	August 25, 2007
Amount	$1,300,002	$849,196	$761,887
Shares	9,313	6,802	6,032

From August 30, 2009 to October 26, 2009, the Company repurchased 1.2 million shares for $178.2 million.

Note K – Pension and Savings Plans

Prior to January 1, 2003, substantially all full-time employees were covered by a defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

On January 1, 2003, the Company's supplemental defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively postretirement benefit plans) to: recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures.

The Company adopted the recognition and disclosure provisions of SFAS 158 on August 25, 2007. The recognition provisions of SFAS 158 required the Company to recognize the funded status, which is the difference between the fair value of plan assets and the projected benefit obligations, of its defined benefit pension plans in the August 25, 2007, Consolidated Statements of Financial Position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs, both of which were previously netted against the plans' funded status in the Company's Consolidated Statements of Financial Position. These amounts will be subsequently recognized as net periodic pension expense pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension expense in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension expense on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS 158. The adoption of the recognition provisions of SFAS 158 had an immaterial impact on the Company's consolidated financial statements.

On August 31, 2008, the Company adopted the measurement date provisions of SFAS 158. The adoption of the measurement date provisions of SFAS 158 had no material effect on the Company's consolidated financial statements as of and for the fiscal year ended August 29, 2009.

The investment strategy for pension plan assets is to utilize a diversified mix of domestic and international equity portfolios, together with other investments, to earn a long-term investment return that meets the Company's pension plan obligations. Active management and alternative investment strategies are utilized within the plan in an effort to minimize risk, while realizing investment returns in excess of market indices.

The weighted average asset allocation for our pension plan assets was as follows:

	August 29, 2009		August 30, 2008	
	Current	Target	Current	Target
Domestic equities	17.0%	22.5%	22.7%	27.5%
International equities	40.3	34.0	33.3	29.0
Alternative investments	26.4	30.5	31.4	30.5
Real estate	8.7	11.0	11.8	11.0
Cash and cash equivalents	7.6	2.0	0.8	2.0
	100.0%	100.0%	100.0%	100.0%

The following table sets forth the plans' funded status and amounts recognized in the Company's financial statements:

(in thousands)	August 29, 2009	August 30, 2008
Change in Projected Benefit Obligation:		
Projected benefit obligation at beginning of year	$156,674	$161,064
Interest cost	10,647	9,962
Actuarial (gains) losses	23,637	(10,818)
Benefits paid	(5,368)	(3,534)
Benefit obligations at end of year	$185,590	$156,674
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$160,898	$161,221
Actual return on plan assets	(40,235)	(940)
Employer contributions	18	4,151
Benefits paid	(5,368)	(3,534)
Fair value of plan assets at end of year	$115,313	$160,898
Amount Recognized in the Statement of Financial Position:		
Non-current other assets	$ —	$ 7,264
Current liabilities	(17)	(17)
Long-term liabilities	(70,260)	(3,023)
Net amount recognized	$ (70,277)	$ 4,224
Amount Recognized in Accumulated Other Comprehensive Income and not yet reflected in Net Periodic Benefit Cost:		
Net actuarial loss	$ (83,377)	$ (6,891)
Prior service cost	—	(60)
Accumulated other comprehensive income	$ (83,377)	$ (6,951)
Amount Recognized in Accumulated Other Comprehensive Income and not yet reflected in Net Periodic Benefit Cost and expected to be amortized in next year's Net Periodic Benefit Cost:		
Net actuarial loss	$ (8,354)	$ (73)
Prior service cost	—	(60)
Amount recognized	$ (8,354)	$ (133)

Net Pension Benefits (Income) Expense:

(in thousands)	Year Ended August 29, 2009	August 30, 2008	August 25, 2007
Components of net periodic benefit cost:			
Interest cost	$ 10,647	$ 9,962	$ 9,593
Expected return on plan assets	(12,683)	(13,036)	(10,343)
Amortization of prior service cost	60	99	(54)
Recognized net actuarial losses	73	97	751
Net periodic benefit (income) expense	$ (1,903)	$ (2,878)	$ (53)

The actuarial assumptions were as follows:

	2009	2008	2007
Weighted average discount rate	6.24%	6.90%	6.25%
Expected long-term rate of return on assets	8.00%	8.00%	8.00%

As the plan benefits are frozen, increases in future compensation levels no longer impact the calculation and there is no service cost. The discount rate is determined as of the measurement date and is based on the calculated yield of a portfolio of high-grade corporate bonds with cash flows that generally match the Company's expected benefit payments in future years. The expected long-term rate of return on plan assets is based on the historical relationships between the investment classes and the capital markets, updated for current conditions.

The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The Company contributed approximately $18,000 to the plans in fiscal 2009, $1.3 million to the plans in fiscal 2008 and $13.4 million to the plans in fiscal 2007. The Company expects to contribute approximately $4 million to the plan in fiscal 2010; however, a change to the expected cash funding may be impacted by a change in interest rates or a change in the actual or expected return on plan assets.

Based on current assumptions about future events, benefit payments are expected to be paid as follows for each of the following fiscal years. Actual benefit payments may vary significantly from the following estimates:

Fiscal Year	Amount (in thousands)
2010	$ 4,737
2011	5,313
2012	5,844
2013	6,476
2014	7,175
2015 – 2019	45,527

The Company has a 401(k) plan that covers all domestic employees who meet the plan's participation requirements. The plan features include Company matching contributions, immediate 100% vesting of Company contributions and a savings option up to 25% of qualified earnings. The Company makes matching contributions, per pay period, up to a specified percentage of employees' contributions as approved by the Board of Directors. The Company made matching contributions to employee accounts in connection with the 401(k) plan of $11.0 million in fiscal 2009, $10.8 million in fiscal 2008 and $9.5 million in fiscal 2007.

Note L — Leases

The Company leases some of its retail stores, distribution centers, facilities, land and equipment, including vehicles. Most of these leases are operating leases and include renewal options, at the Company's election, and some include options to purchase and provisions for percentage rent based on sales. Rental expense was $181.3 million in fiscal 2009, $165.1 million in fiscal 2008, and $152.5 million in fiscal 2007. Percentage rentals were insignificant.

The Company has a fleet of vehicles used for delivery to its commercial customers and travel for members of field management. The majority of these vehicles are held under capital lease. At August 29, 2009, the Company had capital lease assets of $53.9 million, net of accumulated amortization of $25.4 million, and capital lease obligations of $54.8 million. The $16.7 million current portion of these obligations was recorded as a component of other current liabilities, and the $38.1 million long-term portion was recorded as a component of other long-term liabilities in the consolidated balance sheet. At August 30, 2008, the Company had capital lease assets of $62.4 million, net of accumulated amortization of $14.4 million, and capital lease obligations of $64.1 million, of which $15.9 million was recorded as current liabilities and $48.2 million was recorded as long-term liabilities.

The Company records rent for all operating leases on a straight-line basis over the lease term, including any reasonably assured renewal periods and the period of time prior to the lease term that the Company is in possession of the leased space for the purpose of installing leasehold improvements. Differences between recorded rent expense and cash payments are recorded as a liability in accrued expenses and other long-term liabilities on the balance sheet. This deferred rent approximated $59.5 million on August 29, 2009, and $51.0 million on August 30, 2008. Additionally, all leasehold improvements are amortized over the lesser of their useful life or the remainder of the lease term, including any reasonably assured renewal periods, in effect when the leasehold improvements are placed in service.

Minimum annual rental commitments under non-cancelable operating leases and capital leases were as follows at the end of fiscal 2009:

Fiscal Year (in thousands)	Operating Leases	Capital Leases
2010	$ 177,781	$16,932
2011	167,760	16,402
2012	151,890	13,729
2013	135,348	7,420
2014	115,801	1,220
Thereafter	809,447	—
Total minimum payments required	$1,558,027	55,703
Less: interest		(939)
Present value of minimum capital lease payments		$54,764

In connection with the Company's December 2001 sale of the TruckPro business, the Company subleased some properties to the purchaser for an initial term of not less than 20 years. The Company's remaining aggregate rental obligation at August 29, 2009 of $22.1 million is included in the above table, but the obligation is entirely offset by the sublease rental agreement.

Note M — Commitments and Contingencies

Construction commitments, primarily for new stores, totaled approximately $18.7 million at August 29, 2009.

The Company had $111.9 million in outstanding standby letters of credit and $14.8 million in surety bonds as of August 29, 2009, which all have expiration periods of less than one year. A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with these instruments as the underlying liabilities are already reflected in the consolidated balance sheet. The standby letters of credit and surety bonds arrangements have automatic renewal clauses.

Note N — Litigation

AutoZone, Inc. is a defendant in a lawsuit entitled "Coalition for a Level Playing Field, L.L.C., et al., v. AutoZone, Inc. et al.," filed in the U.S. District Court for the Southern District of New York in October 2004. The case was filed by more than 200 plaintiffs, which are principally automotive aftermarket warehouse distributors and jobbers (collectively "Plaintiffs"), against a number of defendants, including automotive aftermarket retailers and aftermarket automotive parts manufacturers. In the amended complaint, the plaintiffs allege, inter alia, that some or all of the automotive aftermarket retailer defendants have knowingly received, in violation of the Robinson-Patman Act (the "Act"), from various of the manufacturer defendants benefits such as volume discounts, rebates, early buy allowances and other allowances, fees, inventory without payment, sham advertising and promotional payments, a share in the manufacturers' profits, benefits of pay on scan purchases, implementation of radio frequency identification technology, and excessive payments for services purportedly performed for the manufacturers. Additionally, a subset of plaintiffs alleges a claim of fraud against the automotive aftermarket retailer defendants based on discovery issues in a prior litigation involving similar Robinson-Patman Act claims. In the prior litigation, the discovery dispute, as well as the underlying claims, were decided in favor of AutoZone and the other automotive aftermarket retailer defendants who proceeded to trial, pursuant to a unanimous jury verdict which was affirmed by the Second Circuit Court of Appeals. In the current litigation, plaintiffs seek an unspecified amount of damages (including statutory trebling), attorneys' fees, and a permanent injunction prohibiting the aftermarket retailer defendants from inducing and/or knowingly receiving discriminatory prices from any of the aftermarket manufacturer defendants and from opening up any further stores to compete with plaintiffs as long as defendants allegedly continue to violate the Act. The Company believes this suit to be without merit and is vigorously defending against it. The Company is unable to estimate a loss or possible range of loss as of August 29, 2009. Defendants have filed motions to dismiss all claims with prejudice on substantive and procedural grounds. Additionally, the Defendants have sought to enjoin plaintiffs from filing similar lawsuits in the future. If granted in their entirety, these dispositive motions would resolve the litigation in Defendants' favor.

The Company currently, and from time to time, is involved in various other legal proceedings incidental to the conduct of its business. Although the amount of liability that may result from these other proceedings cannot be ascertained, the Company does not currently believe that, in the aggregate, these matters will result in liabilities material to the Company's financial condition, results of operations or cash flows.

Note O – Segment Reporting

The Company's two operating segments (Domestic Auto Parts and Mexico) have been aggregated as one reportable segment: Auto Parts Stores. The criteria the Company used to identify the reportable segment are primarily the nature of the products the Company sells and the operating results that are regularly reviewed by the Company's chief operating decision maker to make decisions about the resources to be allocated to the business units and to assess performance. The accounting policies of the Company's reportable segment are the same as those described in Note A.

The Auto Parts Stores segment is a retailer and distributor of automotive parts and accessories through the Company's 4,417 stores in the United States, including Puerto Rico and Mexico. Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products.

The "Other" category reflects business activities that are not separately reportable, including ALLDATA which produces, sells and maintains diagnostic and repair information software used in the automotive repair industry, and E-commerce, which includes direct sales to customers through www.autozone.com.

The Company evaluates its reportable segment primarily on the basis of net sales and segment profit, which is defined as gross profit. During the current year, the Company reassessed and revised its reportable segment to exclude ALLDATA and E-commerce from the newly designated Auto Parts Stores reporting segment. Previously, these immaterial business activities had been combined with Auto Parts Stores.

The following table shows segment results for the fiscal years ended:

(in thousands)	August 29, 2009	August 30, 2008	August 25, 2007
Net Sales			
Auto Parts Stores	$ 6,671,939	$ 6,383,697	$ 6,044,685
Other	144,885	139,009	125,119
Total	$ 6,816,824	$ 6,522,706	$ 6,169,804
Segment Profit			
Auto Parts Stores	$ 3,296,777	$ 3,153,703	$ 2,959,162
Other	119,672	114,358	105,088
Gross profit	3,416,449	3,268,061	3,064,250
Operating, selling, general, and administrative	(2,240,387)	(2,143,927)	(2,008,984)
Interest expense, net	(142,316)	(116,745)	(119,116)
Income before income taxes	$ 1,033,746	$ 1,007,389	$ 936,150
Segment Assets			
Auto Parts Stores	$ 5,279,454	$ 5,239,782	$ 4,791,790
Other	38,951	17,330	12,919
Total	$ 5,318,405	$ 5,257,112	$ 4,804,709
Capital Expenditures			
Auto Parts Stores	$ 260,448	$ 238,631	$ 223,767
Other	11,799	4,963	707
Total	$ 272,247	$ 243,594	$ 224,474
Sales by Product Grouping			
Failure	$ 2,816,126	$ 2,707,296	$ 2,543,620
Maintenance items	2,655,113	2,462,923	2,311,091
Discretionary	1,200,700	1,213,478	1,189,974
Auto Parts Stores net sales	$ 6,671,939	$ 6,383,697	$ 6,044,685

Quarterly Summary (1)
(unaudited)

(in thousands, except per share data)	Twelve Weeks Ended November 22, 2008	Twelve Weeks Ended February 14, 2009	Twelve Weeks Ended May 9, 2009	Sixteen Weeks Ended August 29, 2009 (2)
Net sales	$ 1,478,292	$ 1,447,877	$ 1,658,160	$ 2,232,494
Increase (decrease) in domestic comparable store sales	(1.5)%	6.0%	7.4%	5.4%
Gross profit	741,191	719,298	832,907	1,123,053
Operating profit	238,539	214,696	305,232	417,596
Income before income taxes	207,373	182,789	273,750	369,834
Net income	131,371	115,864	173,689	236,126
Basic earnings per share	2.25	2.05	3.18	4.49
Diluted earnings per share	2.23	2.03	3.13	4.43

(in thousands, except per share data)	November 17, 2007	February 9, 2008	May 3, 2008	August 30, 2008 (2)
Net sales	$ 1,455,655	$ 1,339,244	$ 1,517,293	$ 2,210,514
Increase (decrease) in domestic comparable store sales	1.3%	(0.3)%	(0.3)%	0.6%
Gross profit	726,448	667,795	762,006	1,111,812
Operating profit	237,375	196,885	273,034	416,839
Income before income taxes	209,313	168,297	247,703	382,075
Net income	132,516	106,704	158,638	243,747
Basic earnings per share	2.04	1.69	2.51	3.92
Diluted earnings per share	2.02	1.67	2.49	3.88

(1) The sum of quarterly amounts may not equal the annual amounts reported due to rounding and due to per share amounts being computed independently for each quarter while the full year is based on the annual weighted average shares outstanding.

(2) The fiscal 2009 fourth quarter was based on a 16-week period and the fiscal 2008 fourth quarter was based on a 17-week period. All other quarters presented are based on a 12-week period.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

As of August 29, 2009, an evaluation was performed under the supervision and with the participation of AutoZone's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of August 29, 2009. Based on that evaluation, our management, including the Chief Executive Officer and the Chief Financial Officer, concluded that our disclosure controls and procedures were effective. During our fiscal fourth quarter ended August 29, 2009, there were no changes in our internal controls that have materially affected or are reasonably likely to materially affect internal controls over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information set forth in Part I of this document in the section entitled "Executive Officers of the Registrant," is incorporated herein by reference in response to this item. Additionally, the information contained in AutoZone, Inc.'s Proxy Statement dated October 26, 2009, in the sections entitled "Proposal 1 – Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," is incorporated herein by reference in response to this item.

The Company has adopted a Code of Ethical Conduct for Financial Executives that applies to its chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions. The Company has filed a copy of this Code of Ethical Conduct as Exhibit 14.1 to this Form 10-K. The Company has also made the Code of Ethical Conduct available on its investor relations website at http://www.autozoneinc.com.

Item 11. Executive Compensation

The information contained in AutoZone, Inc.'s Proxy Statement dated October 26, 2009, in the section entitled "Executive Compensation," is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in AutoZone, Inc.'s Proxy Statement dated October 26, 2009, in the sections entitled "Security Ownership of Management" and "Security Ownership of Certain Beneficial Owners," is incorporated herein by reference in response to this item.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Not applicable.

Item 14. Principal Accounting Fees and Services

The information contained in AutoZone, Inc.'s Proxy Statement dated October 26, 2009, in the section entitled "Proposal 2 – Ratification of Independent Registered Public Accounting Firm," is incorporated herein by reference in response to this item.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following information required under this item is filed as part of this report

(a) Financial Statements

The following financial statements, related notes and reports of independent registered public accounting firm are filed with this Annual Report in Part II, Item 8:

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Income for the fiscal years ended August 29, 2009, August 30, 2008, and August 25, 2007
Consolidated Balance Sheets as of August 29, 2009, and August 30, 2008
Consolidated Statements of Cash Flows for the fiscal years ended August 29, 2009, August 30, 2008, and August 25, 2007
Consolidated Statements of Stockholders' Equity (Deficit) for the fiscal years ended August 29, 2009, August 30, 2008, and August 25, 2007
Notes to Consolidated Financial Statements

(b) Exhibits

The Exhibit Index following this document's signature pages is incorporated herein by reference in response to this item.

(c) Financial Statement Schedules

Schedules are omitted because the information is not required or because the information required is included in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTOZONE, INC.

By: /s/ William C. Rhodes, III
William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

Dated: October 26, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ William C. Rhodes, III William C. Rhodes, III	Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 26, 2009
/s/ William T. Giles William T. Giles	Chief Financial Officer and Executive Vice President, Finance, Information Technology and Store Development (Principal Financial Officer)	October 26, 2009
/s/ Charlie Pleas, III Charlie Pleas, III	Senior Vice President, Controller (Principal Accounting Officer)	October 26, 2009
/s/ William C. Crowley William C. Crowley	Director	October 26, 2009
/s/ Sue E. Gove Sue E. Gove	Director	October 26, 2009
/s/ Earl G. Graves, Jr. Earl G. Graves, Jr.	Director	October 26, 2009
/s/ Robert R. Grusky Robert R. Grusky	Director	October 26, 2009
/s/ J.R. Hyde, III J.R. Hyde, III	Director	October 26, 2009
/s/ W. Andrew McKenna W. Andrew McKenna	Director	October 26, 2009
/s/ George R. Mrkonic, Jr. George R. Mrkonic, Jr.	Director	October 26, 2009
/s/ Luis P. Nieto Luis P. Nieto	Director	October 26, 2009
/s/ Theodore W. Ullyot Theodore W. Ullyot	Director	October 26, 2009

EXHIBIT INDEX

3.1 Restated Articles of Incorporation of AutoZone, Inc. Incorporated by reference to Exhibit 3.1 to the Form 10-Q for the quarter ended February 13, 1999.

3.2 Fourth Amended and Restated By-laws of AutoZone, Inc. Incorporated by reference to Exhibit 99.2 to the Form 8-K dated September 28, 2007.

4.1 Senior Indenture, dated as of July 22, 1998, between AutoZone, Inc. and the First National Bank of Chicago. Incorporated by reference to Exhibit 4.1 to the Form 8-K dated July 17, 1998.

4.2 Fourth Amended and Restated AutoZone, Inc. Employee Stock Purchase Plan. Incorporated by reference to Exhibit 99.1 to the Form 8-K dated September 28, 2007.

4.3 Indenture dated as of August 8, 2003, between AutoZone, Inc. and Bank One Trust Company, N.A. Incorporated by reference to Exhibit 4.1 to the Form S-3 (No. 333-107828) filed August 11, 2003.

4.4 Terms Agreement dated October 16, 2002, by and among AutoZone, Inc., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein. Incorporated by reference to Exhibit 1.2 to the Form 8-K dated October 18, 2002.

4.5 Form of 5.875% Note due 2012. Incorporated by reference to Exhibit 4.1 to the Form 8-K dated October 18, 2002.

4.6 Terms Agreement dated May 29, 2003, by and among AutoZone, Inc., Citigroup Global Markets Inc. and SunTrust Capital Markets, Inc., as representatives of the several underwriters named therein. Incorporated by reference to Exhibit 1.2 to the Form 8-K dated May 29, 2003.

4.7 Form of 4.375% Note due 2013. Incorporated by reference to Exhibit 4.1 to the Form 8-K dated May 29, 2003.

4.8 Terms Agreement dated November 3, 2003, by and among AutoZone, Inc., Banc of America Securities LLC and Wachovia Capital Markets, LLC, as representatives of the several underwriters named therein. Incorporated by reference to Exhibit 1.2 to the Form 8-K dated November 3, 2003.

4.9 Form of 4.75% Note due 2010. Incorporated by reference to Exhibit 4.1 to the Form 8-K dated November 3, 2003.

4.10 Form of 5.50% Note due 2015. Incorporated by reference to Exhibit 4.2 to the Form 8-K dated November 3, 2003.

4.11 Terms Agreement dated June 8, 2006, by and among AutoZone, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., as representatives of the several underwriters named therein. Incorporated by reference to Exhibit 1.2 to the Form 8-K dated June 13, 2006.

4.12 Form of 6.95% Senior Note due 2016. Incorporated by reference to Exhibit 4.1 to the Form 8-K dated June 13, 2006.

4.13 Officers' Certificate dated August 4, 2008, pursuant to Section 3.2 of the Indenture dated August 11, 2003, setting forth the terms of the 6.500% Senior Notes due 2014. Incorporated by reference to Exhibit 4.1 to the Form 8-K dated August 4, 2008.

4.14 Form of 6.500% Senior Note due 2014. Incorporated by reference from the Form 8-K dated August 4, 2008

4.15 Officers' Certificate dated August 4, 2008, pursuant to Section 3.2 of the Indenture dated August 11, 2003, setting forth the terms of the 7.125% Senior Notes due 2018. Incorporated by reference to Exhibit 4.2 to the Form 8-K dated August 4, 2008.

4.16 Form of 7.125% Senior Note due 2018. Incorporated by reference from the Form 8-K dated August 4, 2008

4.17 Officers' Certificate dated July 2, 2009, pursuant to Section 3.2 of the Indenture dated August 11, 2003, setting forth the terms of the 5.750% Notes due 2015. Incorporated by reference to 4.1 to the Form 8-K dated July 2, 2009.

4.18 Form of 5.750% Senior Note due 2015. Incorporated by reference from the Form 8-K dated July 2, 2009

*10.1 Fourth Amended and Restated Director Stock Option Plan. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended May 4, 2002.

*10.2 Second Amended and Restated 1998 Director Compensation Plan. Incorporated by reference to Exhibit 10.2 to the Form 10-K for the fiscal year ended August 26, 2000.

*10.3 Third Amended and Restated 1996 Stock Option Plan. Incorporated by reference to Exhibit 10.3 to the Form 10-K for the fiscal year ended August 30, 2003.

*10.4 Form of Incentive Stock Option Agreement. Incorporated by reference to Exhibit 10.2 to the Form 10-Q for the quarter ended November 23, 2002.

*10.5 Form of Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended November 23, 2002.

*10.6 AutoZone, Inc. 2003 Director Stock Option Plan. Incorporated by reference to Appendix C to the definitive proxy statement dated November 1, 2002, for the annual meeting of stockholders held December 12, 2002.

*10.7 AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Appendix D to the definitive proxy statement dated November 1, 2002, for the annual meeting of stockholders held December 12, 2002.

*10.8 Amended and Restated AutoZone, Inc. Executive Deferred Compensation Plan. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended February 15, 2003.

*10.9 AutoZone, Inc. 2005 Executive Incentive Compensation Plan. Incorporated by reference to Exhibit A to the Company's Proxy Statement dated October 27, 2004, for the Annual Meeting of Stockholders held December 16, 2004.

10.10 Credit Agreement dated as of July 9, 2009, among AutoZone, Inc., as Borrower, The Several Lenders From Time To Time Party Hereto, and Bank of America, N.A., as Administrative Agent and Swingline Lender, and JPMorgan Chase Bank, N.A., as Syndication Agent, and Banc of America Securities, LLC and J.P. Morgan Securities, as Joint Lead Arrangers, and Banc of America Securities, LLC, J.P. Morgan Securities, Inc., Suntrust Robinson Humphrey, Inc., and Wachovia Capital Markets, LLC, as Joint Book Runners, and Suntrust Bank, Wells Fargo Bank, N.A., Regions Bank, and US Bank National Association, as Documentation Agents.

*10.11 AutoZone, Inc. 2006 Stock Option Plan. Incorporated by reference to Appendix A to the definitive proxy statement dated October 25, 2006, for the annual meeting of stockholders held December 13, 2006.

*10.12 Form of Stock Option Agreement. Incorporated by reference to Exhibit 10.26 to the Form 10-K for the fiscal year ended August 25, 2007.

*10.13 AutoZone, Inc. Fourth Amended and Restated Executive Stock Purchase Plan. Incorporated by reference to Appendix B to the definitive proxy statement dated October 25, 2006, for the annual meeting of stockholders held December 13, 2006.

*10.14 AutoZone, Inc. Director Compensation Program. Incorporated by reference to Exhibit 99.1 to the Form 8-K dated February 15, 2008.

*10.15 Amended and Restated AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Exhibit 99.2 to Form 8-K dated January 4, 2008.

*10.16 Amended and Restated AutoZone, Inc. 2003 Director Stock Option Plan. Incorporated by reference to Exhibit 99.3 to Form 8-K dated January 4, 2008.

*10.17 AutoZone, Inc. Enhanced Severance Pay Plan. Incorporated by reference to Exhibit 99.1 to the Form 8-K dated February 15, 2008.

*10.18 Form of non-compete and non-solicitation agreement signed by each of the following executive officers: Jon A. Bascom, Timothy W. Briggs, Mark A. Finestone, William T. Giles, William W. Graves, Lisa R. Kranc, Thomas B. Newbern, Charlie Pleas III, Larry M. Roesel and James A. Shea; and by AutoZone, Inc., with an effective date of February 14, 2008, for each. Incorporated by reference to Exhibit 99.2 to the Form 8-K dated February 15, 2008.

*10.19 Form of non-compete and non-solicitation agreement approved by AutoZone's Compensation Committee for execution by non-executive officers. Incorporated by reference to Exhibit 99.3 to the Form 8-K dated February 15, 2008.

*10.20 Agreement dated February 14, 2008, between AutoZone, Inc. and William C. Rhodes, III. Incorporated by reference to Exhibit 99.3 to the Form 8-K dated February 15, 2008.

*10.21 Form of non-compete and non-solicitation agreement signed by each of the following officers: Rebecca W. Ballou, Dan Barzel, Craig Blackwell, Brian L. Campbell, Philip B. Daniele, III, Robert A. Durkin, Bill Edwards, Wm. David Gilmore, Stephany L. Goodnight, David Goudge, James C. Griffith, William R. Hackney, Rodney Halsell, Diana H. Hull, Jeffery Lagges, Grantland E. McGee, Jr., Mitchell Major, Ann A. Morgan, J. Scott Murphy, Jeffrey H. Nix, Raymond A. Pohlman, Elizabeth Rabun, Juan A. Santiago, Joe L. Sellers, Jr., Brett Shanaman and Solomon Woldeslassie. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended May 3, 2008.

10.22 Agreement, dated as of June 25, 2008 between AutoZone, Inc. and ESL Investments, Inc. Incorporated by reference to Exhibit 10.1 to the Form 8-K dated June 26, 2008.

*10.23 Second Amended and Restated Employment and Non-Compete Agreement between AutoZone, Inc. and Harry L. Goldsmith dated December 29, 2008. Incorporated by reference to Exhibit 10.1 to the Form 8-K dated December 30, 2008.

*10.24 Amended and Restated Employment and Non-Compete Agreement between AutoZone, Inc. and Robert D. Olsen dated December 29, 2008. Incorporated by reference to Exhibit 10.2 to the Form 8-K dated December 30, 2008.

12.1 Computation of Ratio of Earnings to Fixed Charges.

14.1 Code of Ethical Conduct. Incorporated by reference to Exhibit 14.1 of the Form 10-K for the fiscal year ended August 30, 2003.

21.1 Subsidiaries of the Registrant.

23.1 Consent of Ernst & Young LLP.

31.1 Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contract or compensatory plan or arrangement.

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Fiscal Year Ended August				
	2009 (52 weeks)	2008 (53 weeks)	2007 (52 weeks)	2006 (52 weeks)	2005 (52 weeks)
Earnings:					
Income before income taxes	$ 1,033,746	$ 1,007,389	$ 936,150	$ 902,036	$ 873,221
Fixed charges	204,017	173,311	170,852	156,976	144,930
Less: Capitalized interest	(1,301)	(1,313)	(1,376)	(1,985)	(1,079)
Adjusted earnings	$ 1,236,462	$1,179,387	$1,105,626	$1,057,027	$1,017,072
Fixed charges:					
Gross interest expense	$ 143,860	$ 120,006	$ 121,592	$ 110,568	$ 102,341
Amortization of debt expense	3,644	1,837	1,719	1,559	2,343
Interest portion of rent expense	56,513	51,468	47,541	44,849	40,246
Total fixed charges	$ 204,017	$ 173,311	$ 170,852	$ 156,976	$ 144,930
Ratio of earnings to fixed charges	6.1	6.8	6.5	6.7	7.0

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF ORGANIZATION OR INCORPORATION
ALLDATA LLC	Nevada
AutoZone de México, S. de R.L. de C.V.	México
AutoZone Development Corporation	Nevada
AutoZone Northeast, Inc. fka ADAP, Inc.	New Jersey
AutoZone Stores, Inc.	Nevada
AutoZone Texas, L.P.	Delaware
AutoZone West, Inc. fka Chief Auto Parts Inc.	Delaware
AutoZone.com, Inc.	Virginia
AutoZone Parts, Inc.	Nevada
AutoZone Puerto Rico, Inc.	Puerto Rico

In addition, sixteen subsidiaries operating in the United States and six subsidiaries operating outside of the United States have been omitted as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of AutoZone, Inc. of our reports dated October 26, 2009, with respect to AutoZone, Inc.'s consolidated financial statements and the effectiveness of internal control over financial reporting of AutoZone, Inc., included in this Annual Report (Form 10-K) for the year ended August 29, 2009:

Registration Statement (Form S-8 No. 333-19561) pertaining to the AutoZone, Inc. 1996 Stock Option Plan

Registration Statement (Form S-8 No. 333-42797) pertaining to the AutoZone, Inc. Amended and Restated Employee Stock Purchase Plan

Registration Statement (Form S-8 No. 333-48981) pertaining to the AutoZone, Inc. 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-48979) pertaining to the AutoZone, Inc. 1998 Director Compensation Plan

Registration Statement (Form S-8 No. 333-88245) pertaining to the AutoZone, Inc. Second Amended and Restated 1996 Stock Option Plan

Registration Statement (Form S-8 No. 333-88243) pertaining to the AutoZone, Inc. Amended and Restated 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-88241) pertaining to the AutoZone, Inc. Amended and Restated Director Compensation Plan

Registration Statement (Form S-8 No. 333-75142) pertaining to the AutoZone, Inc. Third Amended and Restated 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-75140) pertaining to the AutoZone, Inc. Executive Stock Purchase Plan

Registration Statement (Form S-3 No. 333-83436) pertaining to a shelf registration to sell 15,000,000 shares of common stock owned by certain selling stockholders

Registration Statement (Form S-3 No. 333-100205) pertaining to a registration to sell $500 million of debt securities

Registration Statement (Form S-8 No. 333-103665) pertaining to the AutoZone, Inc. 2003 Director Compensation Plan

Registration Statement (Form S-8 No. 333-103666) pertaining to the AutoZone, Inc. 2003 Director Stock Option Plan

Registration Statement (Form S-3 No. 333-107828) pertaining to a registration to sell $500 million of debt securities

Registration Statement (Form S-8 No. 333-139559) pertaining to the AutoZone, Inc. 2006 Stock Option Plan

Registration Statement (Form S-3 No. 333-152592) pertaining to a shelf registration to sell debt securities

Registration Statement (Form S-3 No. 333-118308) pertaining to the registration to sell $200 million of debt securities

/s/ Ernst & Young LLP

Memphis, Tennessee
October 26, 2009

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William C. Rhodes, III, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 26, 2009

/s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William T. Giles, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 26, 2009

/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer, Executive Vice President,
Finance, Information Technology and
Store Development
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AutoZone, Inc. (the "Company") on Form 10-K for the fiscal year ended August 29, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William C. Rhodes, III, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 26, 2009

/s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AutoZone, Inc. (the "Company") on Form 10-K for the fiscal year ended August 29, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William T. Giles, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 26, 2009

/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer, Executive Vice President, Finance, Information Technology and Store Development
(Principal Financial Officer)

10-K

(This page intentionally left blank)


AutoZone

corporate information

(This page intentionally left blank)

AutoZone's CEO Team

Our leadership team is comprised of 44 individuals who work tirelessly to support and continue to enhance the AutoZone that exists today. We lead as a team and we win as a team. Through their support and guidance, but most importantly through the commitment and passion of our 60,000+ AutoZoners across North America, the Company is well positioned for future growth and prosperity.

Officers
Customer Satisfaction
William C. Rhodes, III†
Chairman, President and
Chief Executive Officer

Executive Vice Presidents
Customer Satisfaction
William T. Giles†
Chief Financial Officer, Information
Technology and Store Development

Harry L. Goldsmith†
General Counsel and Secretary

Robert D. Olsen†
Store Operations, Commercial
and Mexico

James A. Shea†
Merchandising, Marketing and
Supply Chain

Senior Vice Presidents
Customer Satisfaction
Jon A. Bascom†
Information Technology and Chief
Information Officer

Timothy W. Briggs†
Human Resources

Mark A. Finestone†
Merchandising

William W. Graves†
Supply Chain

Lisa R. Kranc†
Marketing

Thomas B. Newbern†
Store Operations

Charlie Pleas, III†
Controller

Larry M. Roesel†
Commercial

†Required to file under Section 16 of the Securities and Exchange Act of 1934.

Vice Presidents
Customer Satisfaction
Rebecca W. Ballou
Assistant General Counsel and
Assistant Secretary

L. Dan Barzel
Merchandising

B. Craig Blackwell
Store Operations

Brian L. Campbell
Treasurer, Investor Relations, Tax

Philip B. Daniele
Merchandising

Robert A. Durkin
Store Operations

William R. Edwards
Merchandising

Wm. David Gilmore
Store Development

Stephany L. Goodnight
Supply Chain

David A. Goudge
Commercial

Eric S. Gould
Commercial

James C. Griffith
Store Operations

William R. Hackney
Merchandising

Rodney C. Halsell
Supply Chain

Diana H. Hull
Assistant General Counsel and
Assistant Secretary

Domingo J. Hurtado
President, AutoZone de Mexico

Kenneth S. Klein
Merchandising

Jeffery W. Lagges
President, ALLDATA

Mitchell C. Major
Store Operations

Grant E. McGee
Store Operations

Ann A. Morgan
Human Resources

J. Scott Murphy
Strategic Planning and
Business Development

Jeffrey H. Nix
Information Technology

Raymond A. Pohlman
Goverment and Community
Relations

Elizabeth S. Rabun
Loss Prevention

Anthony Dean Rose, Jr.
Merchandising

Juan R. Santiago
Information Technology

Joe L. Sellers, Jr.
Store Operations

Brett L. Shanaman
Marketing

Richard C. Smith
Store Operations

Solomon A. Woldeslassie
Supply Chain

(This page intentionally left blank)

William C. Crowley[3]
President and COO
ESL Investments, Inc.

Sue E. Gove[1,3]
Executive Vice President and COO
Golfsmith International Holdings, Inc.

Earl G. Graves, Jr.[3*,†]
President and CEO
Earl G. Graves Publishing

Robert R. Grusky[2]
Managing Member
Hope Capital Management

J.R. Hyde, III
AutoZone Founder
Chairman
GTx, Inc.

W. Andrew McKenna[1*]
Private Investor

George R. Mrkonic, Jr.[1,2]
Retired President/Vice Chairman
Borders Group, Inc.

Luis P. Nieto[1,3]
Retired President, Consumer Foods
ConAgra Foods

William C. Rhodes, III
Chairman, President and CEO
AutoZone, Inc.

Theodore W. Ullyot[2*]
Vice President and General Counsel
Facebook, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee
* Committee Chair
† Lead Director

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43069
Providence, Rhode Island 02940-3069
(877) 282-1168
(781) 575-2723
www.computershare.com

Annual Meeting

The Annual Meeting of Stockholders of AutoZone will be held at 8:30 a.m., CST, on December 16, 2009, at the J.R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee

As AutoZone celebrated this past year the 30th Anniversary of its first store in Forrest City, Ark., we remain focused on providing the WOW! Customer Service that has allowed us to be incredibly successful and enjoy one of the highest returns on invested capital in all of retail. It is an honor to share this Annual Report with you, our customers, AutoZoners and stockholders. We look forward to keeping you abreast of our continued success well into the future.

AutoZone Web Sites

Investor Relations:
www.autozoneinc.com

Company Web site:
www.autozone.com

Stock Exchange Listing

New York Stock Exchange
Ticker Symbol: AZO

Auditors

Ernst & Young, LLP
Memphis, Tennessee

Code of Ethical Conduct

AutoZone's Code of Ethical Conduct is available on its Investor Relations Web site at www.autozoneinc.com

Form of 10-K/Quarterly Reports

Stockholders may obtain free of charge a copy of AutoZone's annual report on Form 10-K, its quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission and quarterly press releases by contacting Investor Relations, P.O. Box 2198, Memphis, Tennessee 38101; phoning (901) 495-7185 or e-mailing investor.relations@autozone.com.

Copies of all documents filed by AutoZone with the Securities and Exchange Commission, including Form 10-K and Form 10-Q, are also available at the SEC's EDGAR server at www.sec.gov.

Stockholders of Record

As of August 29, 2009, there were 3,393 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listings.


AutoZone




AutoZone

123 South Front Street
Memphis, Tennessee 38103-3607
(901) 495-6500
www.autozone.com




PRINTED WITH
SOY INK